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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on May 14, 2014

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 1
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VANTAGE ENERGY INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	46-5608050 (IRS Employer Identification Number)

116 Inverness Drive East, Suite 107
Englewood, Colorado 80112
303-386-8600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas B. Tyree, Jr.
President and Chief Financial Officer
116 Inverness Drive East, Suite 107
Englewood, Colorado 80112
303-386-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jeffery K. Malonson Matthew R. Pacey Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	Kelly B. Rose Jason A. Rocha Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	$	$

(1)
Includes shares issuable upon exercise of the underwriters' option to purchase additional shares of common stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)
To be paid in connection with the initial filing of the registration statement.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 14, 2014

PROSPECTUS

              Shares

Vantage Energy Inc.

Common Stock

This is the initial public offering of the common stock of Vantage Energy Inc., a Delaware corporation. We are offering                           shares of our common stock and the selling stockholders identified in this prospectus are offering                                        sha res of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. No public market currently exists for our common stock. We are an "emerging growth company" and are eligible for reduced reporting requirements. Please see "Prospectus Summary—Emerging Growth Company Status."

We intend to apply to list our common stock on the New York Stock Exchange under the symbol "VEI."

We anticipate that the initial public offering price will be between $             and $             per share.

Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 16 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

(1)
Please see "Underwriting (Conflicts of Interest)" for a description of all underwriting compensation payable in connection with this offering.

We have granted the underwriters the option to purchase up to                                        additiona l shares of common stock on the same terms and conditions set forth above if the underwriters sell more than                                         shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                           , 2014.

Barclays

Prospectus dated                           , 2014

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or to the information which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

 Commonly Used Defined Terms

        As used in this prospectus, unless the context indicates or otherwise requires, the following terms have the following meanings:

  •
  "Vantage" "we," "our," "us" or like terms refer collectively to the combined Vantage I and Vantage II, together with their consolidated subsidiaries before the completion of our corporate reorganization described in "Corporate Reorganization" (except as otherwise disclosed) and to Vantage Energy Inc. and its consolidated subsidiaries, including Vantage I and Vantage II, as of and following the completion of our corporate reorganization;

  •
  "Vantage I" refers to Vantage Energy, LLC;

  •
  "Vantage II" refers to Vantage Energy II, LLC;

  •
  "Vantage Investment I" refers to Vantage Energy Investment, LLC;

  •
  "Vantage Investment II" refers to Vantage Energy Investment II, LLC;

  •
  "Existing Owners" refers, collectively, to the Sponsors and the Management Members that own limited liability company interests in Vantage I and Vantage II prior to the completion of our corporate reorganization and in Vantage Investment I and Vantage Investment II as of and following the completion of our corporate reorganization;

  •
  "Management Members" refers, collectively, to the individual founders and employees and other individuals who, together with the Sponsors, initially formed Vantage I and Vantage II; and

  •
  "Sponsors" refers, collectively, to investment funds affiliated with or managed by Quantum Energy Partners ("Quantum"), Riverstone Holdings LLC ("Riverstone") and Lime Rock Partners ("Lime Rock").

        We have also included a glossary of some of the oil and natural gas industry terms used in this prospectus in Annex A to this prospectus.

Presentation of Financial and Operating Data

        Unless otherwise indicated, the summary historical consolidated financial information presented in this prospectus is that of our accounting predecessor, Vantage I. The pro forma financial information presented in this prospectus treats the combination of Vantage I and Vantage II in connection with our corporate reorganization as an acquisition of Vantage II by Vantage I, our accounting predecessor. Please see "Corporate Reorganization" and the unaudited pro forma financial statements included elsewhere in this prospectus.

        In addition, unless otherwise indicated, the reserve and operational data presented in this prospectus is that of Vantage I and Vantage II on a combined basis as of the dates and for the periods presented. Unless another date is specified, all acreage data presented in this prospectus is as of April 30, 2014.

Industry and Market Data

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling stockholders nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

        We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

 PROSPECTUS SUMMARY

        This summary provides a brief overview of information contained elsewhere in this prospectus. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated and pro forma financial statements and the related notes to those financial statements included elsewhere in this prospectus. Where applicable, we have assumed an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus). Unless otherwise indicated, the information presented in this prospectus assumes that the underwriters' option to purchase additional shares of common stock is not exercised. Unless otherwise indicated, the estimated reserve volumes, estimated reserve values and EURs presented in this prospectus were prepared by our independent reserve engineers based on the Securities and Exchange Commission ("SEC") pricing at December 31, 2013, as described in "—Reserve and Operating Data." Certain operational terms used in this prospectus are defined in the "Glossary of Oil and Natural Gas Terms" set forth in Annex A hereto.

Our Company

        We are a growth-oriented, independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties in the United States, with a focus on the Marcellus Shale, where we hold a concentrated acreage position in what we believe to be the core of the play in Greene County, Pennsylvania. Additionally, we have a sizeable position in what we believe to be the core of the Barnett Shale. We believe these areas are among the most prolific unconventional resource plays in North America, and are generally characterized by high well recoveries relative to drilling and completion costs, predictable production profiles, significant hydrocarbons in place and favorable operating environments.

        Our management team has a proven track record of implementing technically driven growth strategies to target best-in-class returns in some of the most prominent unconventional plays across the United States. Roger Biemans, our Chairman and Chief Executive Officer, and Tom Tyree, our President and Chief Financial Officer, founded our company with investments from affiliates of Quantum Energy Partners, Riverstone Holdings LLC and Lime Rock Partners. We made our initial entry into the Barnett Shale in 2007 and the Marcellus Shale in 2010. Since then, we have been committed to a strategy of disciplined growth through acquisitions and development drilling in the highest quality areas of these plays.

        We utilize advanced well completion strategies and technologies, including pad drilling and downhole rotary steering, to optimize well economics and operational efficiencies. We believe that our horizontal drilling and completion expertise, coupled with the favorable geologic characteristics of our Marcellus and Barnett Shale acreage, positions us for continued strong results and growth. We have grown our net daily production from 18.1 MMcfe/d for the year ended December 31, 2011, to 63.3 MMcfe/d for the year ended December 31, 2013, representing a compounded annual growth rate of 86.8%. Our estimated average net daily production for the month of                        2014 was            MMcfe/d.

        We have assembled a largely contiguous acreage position of 48,701 net acres in what we believe to be the core of the Marcellus Shale in Greene County, Pennsylvania. In addition, our Barnett Shale assets consist of approximately 37,125 net acres, 22,593 of which are located in what we believe to be the core of the basin in Denton, Wise and Tarrant Counties in Texas. We currently have three rigs operating in the Marcellus Shale and two rigs operating in the Barnett Shale and expect to operate approximately that same number of rigs for the remainder of 2014. As of April 30, 2014, we had 1,074 identified drilling locations, including 423 in the Marcellus Shale, 312 in the Upper Devonian Shale and 339 in the Barnett Shale.

        The following charts show the growth in our average net daily production and our net acreage position in the Marcellus and Barnett Shales since 2011.

Average Net Daily Total Production (Mmcfe/d)	Net Acres at Year End

(1)
CAGR stands for compounded annual growth rate.

Our Properties

Marcellus Shale

        The Marcellus Shale is the largest unconventional natural gas field in the U.S. The productive limits of the Marcellus Shale cover over 90,000 square miles within Pennsylvania, West Virginia, Ohio and New York. We believe that the Marcellus Shale is a premier North American shale play due to its high well recoveries relative to drilling and completion costs, broad aerial extent, high-quality reservoir characteristics and significant hydrocarbon resources in place.

        Within the Marcellus Shale, all 48,701 of our net acres are located in Greene County, Pennsylvania, which we believe constitutes the core of the play. Based on our drilling results, as well as drilling results publicly released by other operators, we believe that Greene County offers some of the most attractive single-well rates of return in North America. We are focused on infill lease acquisitions that will consolidate our acreage, increase effective lateral lengths and result in operational efficiencies. Additionally, compared to other areas of the Marcellus Shale, we believe that Greene County is among the best-served by current and planned transportation infrastructure that will support our future production growth. We also maintain a strong commitment to developing the necessary midstream infrastructure to support our drilling schedule and production growth. Through our subsidiary, Vista Gathering, LLC ("Vista"), we have developed our own gathering, compression and dehydration facilities and have additional facilities under construction to support our ongoing drilling activities.

        We currently have three rigs (including two bottom hole rigs) operating in the Marcellus Shale, and we expect to drill and case a total of 21 Marcellus Shale wells in 2014. As of December 31, 2013, we operated 99% of our acreage in the Marcellus Shale. Our net daily production in the Marcellus Shale has grown from 1.9 MMcf/d in the three months ended December 31, 2011 to 40.9 MMcf/d in the three months ended December 31, 2013. Our estimated average net daily production for the month of                        2014 was            MMcf/d.

        As of March 31, 2014, we had 43 gross horizontal wells drilled in the Marcellus Shale, 36 of which are operated by us. Of those 43 wells, 20 were on production, with the balance either awaiting completion, in the process of being completed or completed and awaiting pipeline. We have a 100%

success rate (defined as the percentage of completed wells which produce in commercially viable quantities) based on our producing wells. These wells had lateral lengths ranging from 2,342 feet to 7,442 feet and averaging 4,805 feet. Normalized for each 1,000 feet of horizontal lateral, the EURs from these wells range from 0.9 Bcf per 1,000 feet to 2.8 Bcf per 1,000 feet, averaging 1.9 Bcf per 1,000 feet. As of April 30, 2014, we had 423 identified drilling locations in the Marcellus Shale.

        Based on well results from nearby operators and geologic data available to us, we believe substantially all of our Marcellus Shale acreage is also prospective for the shallower Upper Devonian Shale and may be prospective for the deeper Utica Shale. As of March 31, 2014, we had drilled one horizontal Upper Devonian Shale well, which is awaiting completion and not yet on production. As of April 30, 2014, we had 312 identified drilling locations in the Upper Devonian Shale. The Upper Devonian and Utica Shales are formations stacked with the Marcellus Shale in the same geographic footprint.

Barnett Shale

        Covering over 5,000 square miles and 18 counties in North Texas, the Barnett Shale was the first shale reservoir to be successfully exploited using horizontal drilling and fracture stimulation techniques. The Barnett Shale remains one of the most productive shale plays in North America and produced over 5 Bcfe/d in 2013.

        Of our 37,125 net acres in the Barnett Shale, 22,593 are located in our primary development areas of Denton, Wise and Tarrant Counties in Texas, which we believe to constitute the core of the Barnett Shale. We currently have two rigs operating in the Barnett Shale and expect to drill and case a total of 55 wells in 2014. As of December 31, 2013, we operated 99% of our acreage in the Barnett Shale. Our net daily production in the Barnett Shale has grown from 6.1 MMcfe/d in the three months ended December 31, 2011 to 30.2 MMcfe/d in the three months ended December 31, 2013. Our estimated average net daily production for the month of                        2014 was            MMcfe/d.

        As of March 31, 2014, in our core operating areas of the Barnett Shale, we had 89 gross horizontal wells drilled, excluding those that have been plugged or shut-in. Of those 89, 66 were on production, two were temporarily shut-in for drilling and completion operations, and the balance were either awaiting completion or in the process of being completed. We have a 100% success rate in our core operating areas of the Barnett Shale. As of April 30, 2014, we had 339 identified drilling locations in the Barnett Shale.

Other Properties

        We also hold 81,828 net acres in other project areas, primarily comprised of our Uinta Basin properties in Utah. Although we are not actively developing these assets, we believe that they provide significant upside potential to our core operations. We continue to explore strategic alternatives for these other properties, including potential farm-in transactions.

Reserve and Operating Data

        The following table provides information regarding our proved reserves as of December 31, 2013 and our average net daily production for the three months ended December 31, 2013.

	Estimated Proved Reserves(1)
						Average Net Daily Production (MMcfe/d)
	Natural Gas (Bcf)	NGLs (MMBbls)	Oil (MMBbls)	Total (Bcfe)	% Proved developed
Marcellus Shale	565.0	—	—	565.0	11.6%	40.9
Barnett Shale(2)	347.3	15.5	1.4	448.2	21.5%	30.2

Total	912.4	15.5	1.4	1,013.4	16.0%	71.1

(1)
Volumes were determined using adjusted prices for natural gas of $3.45 per Mcf in the Marcellus Shale and $3.59 per Mcf, $31.26 per Bbl and $96.94 per Bbl, for natural gas, NGLs and oil, respectively, in the Barnett Shale.

(2)
Includes de minimis reserves and production attributable to our other properties.

        The following table provides a summary of our Marcellus Shale, Upper Devonian Shale and Barnett Shale operations, including our acreage, average working interest, producing wells, identified drilling locations and drilling inventory as of April 30, 2014 and our projections for the number of gross wells to be drilled and cased in 2014.

	Net Acres	Average Working Interest	Producing Wells		Identified Drilling Locations(1)	Drilling Inventory (Years)(2)	2014 Projected Gross Wells Drilled
Marcellus Shale	48,701	89%	20		423	20.1	21
Upper Devonian Shale(3)		89%	—		312	*	5
Barnett Shale	37,125	81%	173	(4)	339	6.2	55

Total	85,826	86%	193		1,074	*	81

(1)
Includes 216 identified drilling locations associated with proved undeveloped reserves as of December 31, 2013. For a discussion of how we identify drilling locations, please see "Business—Our Operations—Reserve Data—Determination of Identified Drilling Locations."

(2)
Represents the number of years of inventory based on the number of identified drilling locations in a project area divided by the anticipated number of wells to be drilled and cased in such area pursuant to our 2014 drilling and completion program.

(3)
Acres prospective for the Upper Devonian Shale are included in total Marcellus Shale net acres.

(4)
Includes legacy vertical wells and horizontal wells outside of our core operating areas in the Barnett Shale. As of April 30, 2014, 66 horizontal wells were on production in our core operating areas in the Barnett Shale.

*
Not meaningful as a result of 2014 drilling program being primarily focused on the Marcellus and Barnett Shales.

        Our 2014 capital program is primarily focused on developing low-cost, high return drilling opportunities in order to grow production and cash flow. Our 2014 capital expenditure budget is $502 million, including:

  •
  $412 million for drilling and completion;

  •
  $31 million for leasehold acquisitions;

  •
  $5 million for seismic and other activities; and

  •
  $54 million related to our gathering, compression and dehydration construction activities.

Business Strategy

        Our strategy is to leverage our management team's experience in acquiring and developing natural gas and oil resources to cost efficiently grow our reserves, production and cash flow and thus maximize the value of our assets. Our strategy has the following principal elements:

  •
  Enhance returns by focusing on operational and cost efficiencies while deploying capital to highest return opportunities.  We target best-in-class returns in the Marcellus and Barnett Shales. We continually monitor and adjust our drilling program with the objective of achieving the highest total returns on our drilling portfolio. As the operator of the substantial majority of our acreage in the Marcellus and Barnett Shales, we are able to manage the timing and level of our capital spending, our exploration and development drilling strategies and our operating costs. We believe that we will achieve this objective by maximizing well production and recoveries relative to drilling and completion costs through optimizing lateral length, the number of frac stages, perforation intervals and the type of fracture stimulation employed. In addition, we are focused on reducing our capital costs of drilling and completing horizontal wells and operating costs through efficient well management and procurement initiatives that generate favorable services and supplies pricing.

  •
  Create shareholder value through the aggressive development of our extensive drilling inventory.  We intend to continue to aggressively drill and develop our portfolio of 1,074 identified drilling locations as of April 30, 2014 with a goal of growing production, cash flow and reserves in an economically efficient manner in order to maximize shareholder value. In executing our development strategy, we intend to leverage our operational control and the expertise of our technical team to deliver strong results. We began our development program in the Marcellus Shale in 2011 and have increased production from 1.9 MMcf/d in the three months ended December 31, 2011 to approximately 40.9 MMcf/d for the three months ended December 31, 2013. We will continue to deploy resources to develop our high rate of return inventory and continue to build on our track record of superior production, cash flow and reserve growth.

  •
  Continue growing our acreage position in the core of the Marcellus Shale through opportunistic leasing and strategic acquisitions.  We intend to continue identifying and acquiring additional acreage and producing assets in the core of the Marcellus Shale, which we believe offers some of the most attractive single-well rates of return in North America. We believe that our experienced management and technical team will enable us to opportunistically expand our acreage position and drilling inventory in highly attractive areas. We have selectively built our Marcellus Shale position from less than 200 net acres as of December 31, 2010 to approximately 48,701 net acres as of April 30, 2014. We believe that our Marcellus Shale acreage has a significant inventory of expansion and consolidation opportunities, and we will continue to pursue transactions that meet our strategic and financial objectives. We are focused on infill lease acquisitions that we believe will further consolidate our acreage, increase effective lateral lengths and result in operational efficiencies.

  •
  Manage commodity price exposure through an active hedging program to protect our expected future cash flows. We are focused on maintaining an active hedging program to minimize volatility in cash flows and commodity price and regional basis differential exposure in an effort to protect returns on our capital investment program as well as expected future cash flows. As of December 31, 2013, Vantage I and Vantage II had entered into hedging contracts through 2015 covering a total of approximately 72 Bcfe of their projected natural gas, NGL and oil production at a weighted average price of $4.61 per Mcfe.

Business Strengths

        We have a number of strengths that we believe will help us successfully execute our business strategy and grow stockholder value, including:

  •
  Large concentrated position in the core of the Marcellus Shale.  Since 2010, we have built a significant contiguous acreage position in what we believe is the core of the Marcellus Shale in Greene County, Pennsylvania through a disciplined and focused leasing and acquisition program. We believe the core of the Marcellus Shale offers some of the most attractive single-well rates of return in North America. Our concentrated ownership of 48,701 net acres in Greene County has allowed us to efficiently delineate our position and produce industry-leading well results.

  •
  Complementary, highly economic position in the Barnett Shale.  We have assembled a large and attractive leasehold position of approximately 37,125 net acres in the Barnett Shale, including 22,593 net acres in Denton, Wise and Tarrant Counties in Texas, which we believe constitute the core of the Barnett Shale. Our high quality Barnett Shale acreage position and high rate-of-return development program complement our Marcellus Shale assets by providing additional cash flows to reinvest in our development program.

  •
  Multi-year, low-risk drilling inventory.  We believe our concentrated acreage positions in the Marcellus and Barnett Shales are characterized by low geological risk and repeatable drilling opportunities that we expect will result in a predictable production growth profile. At April 30, 2014, we had 1,074 identified drilling locations, including 423 in the Marcellus Shale, 312 in the Upper Devonian Shale and 339 in the Barnett Shale. We believe that we and other operators in the area have substantially delineated and de-risked our acreage position in the core of the Marcellus Shale in Greene County. Additionally, we believe substantially all of our Marcellus Shale acreage is also prospective for the shallower Upper Devonian Shale and may be prospective for the deeper Utica Shale.

  •
  Low cost operator with significant control across our acreage position.  We have historically had an intense focus on cost management which has translated into meaningful reductions in our overall capital and operating costs. We have implemented operational efficiencies to continue lowering our costs, such as pad drilling and the use of less expensive, shallow vertical drilling rigs to drill to the kick-off point of the horizontal wellbore. Our acreage position in the Marcellus and Barnett Shales is generally in contiguous blocks which allows us to conduct our operations more cost effectively and develop this acreage more efficiently. Additionally, our operational control allows us to more efficiently manage the pace of development activities, the gathering and marketing of our production and operating costs.

  •
  Access to multiple takeaway alternatives.  We have numerous takeaway pipeline alternatives relative to other regions in the Marcellus Shale as a number of long-haul pipelines converge in Greene County. Our current natural gas production in the Marcellus Shale is gathered and subsequently delivered to Spectra Energy Partners' TETCo system and Dominion Resources' DTI system for long-haul delivery. Columbia Gas Transmission's TCO system, National Fuel Gas' Line N and EQT Midstream's Equitrans system are also in close proximity to our acreage. We currently have 40,000 MMBtu/d of production under firm marketing agreements beginning in October 2014. We also maintain a strong commitment to developing the necessary midstream infrastructure to support our drilling schedule and production growth. Through our subsidiary, Vista, we have developed our own gathering, compression and dehydration facilities and have additional facilities under construction to support our ongoing drilling activities.

  •
  Significant liquidity and financial flexibility.  Following the completion of this offering, we estimate that we will have cash on hand and availability under our combined revolving credit facility of approximately $             million. After giving effect to this offering, we expect that our capital expenditure budgets for 2014 and 2015 will be fully funded through cash flows from operations, cash on hand and available capacity under our combined revolving credit facility, consistent with our overall financial strategy of maintaining a strong and stable capitalization profile.

  •
  Proven, experienced and incentivized management and technical teams.  We believe our management team's experience and expertise across multiple resource plays provides a distinct competitive advantage. Our management team have an average of over 28 years of industry experience including executive officer positions at public exploration and production companies and key members with significant experience operating in the Marcellus and Barnett Shales. We have assembled a strong technical staff of engineers, geoscientists and field operations managers with extensive experience in horizontal development and operating multi-rig development programs. We have been early adopters of new oilfield services and techniques for drilling and completions. Our management and technical teams have a significant economic interest in us through their interests in our controlling stockholders, Vantage Investment I and Vantage Investment II. Management's percentage interest in our stock held by Vantage Investment I and Vantage Investment II may increase over time, without diluting public investors, if our stock price appreciates following this offering. We believe our management team's ability to increase their economic interest in us provides significant incentives to grow our stock price for the benefit of all stockholders.

Risk Factors

        An investment in our common stock involves a number of risks that include the speculative nature of oil and natural gas exploration, competition, volatile commodity prices and other material factors. You should carefully consider, in addition to the other information contained in this prospectus, the risks described in "Risk Factors" before investing in our common stock. These risks could materially affect our business, financial condition and results of operations and cause the trading price of our common stock to decline. You could lose part or all of your investment. You should bear in mind, in reviewing this prospectus, that past experience is no indication of future performance. You should read "Cautionary Statement Regarding Forward-Looking Statements" for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

Corporate Reorganization

        We were recently incorporated under the laws of the State of Delaware to become a holding company for Vantage's assets and operations. Vantage I was founded in December 2006 with equity commitments from affiliates of Quantum, Riverstone and Lime Rock, as well the Management Members. Subsequently, Vantage II was founded in July 2012 with equity commitments from affiliates of those same Sponsors and the Management Members.

        Pursuant to the terms of a corporate reorganization that will be completed simultaneously with the closing of this offering, (i) Vantage I and Vantage II will merge into subsidiaries of newly-formed holding companies, Vantage Investment I and Vantage Investment II, that will be owned by the Existing Owners in equal proportions to their current ownership of Vantage I and Vantage II and (ii) the Existing Owners will contribute all of the interests in Vantage I and Vantage II to us in exchange for all of our issued and outstanding shares of common stock (prior to the issuance of shares of common stock in this offering). As a result of the reorganization, Vantage I and Vantage II will become direct, wholly owned subsidiaries of Vantage Energy Inc. For more information on our reorganization and the ownership of our common stock by our principal and selling stockholders, please see "Corporate Reorganization" and "Principal and Selling Stockholders."

        The following diagram indicates our simplified ownership structure after giving effect to our corporate reorganization and this offering (assuming that the underwriters' option to purchase additional shares is not exercised).

Our Principal Stockholders

        Following the completion of this offering and our corporate reorganization, Vantage Investment I and Vantage Investment II will directly own        % and        %, respectively, of our common stock, or        % and        %, respectively, if the underwriters' option to purchase additional shares from us is exercised in full. Vantage Investment I and Vantage Investment II are controlled by Quantum, Riverstone and Lime Rock. Please see "Corporate Reorganization."

        Founded in 1998, Quantum is a leading provider of private equity capital to the global energy industry which, together with its affiliates, has had more than $7 billion of capital under stewardship. The employees of Quantum are experienced energy professionals with expertise in finance and operations and broad technical skills in the oil and natural gas business.

        Riverstone is an energy and power-focused private investment firm founded in 2000 with approximately $27 billion of equity capital raised. Riverstone conducts buyout and growth capital investments in the exploration and production, midstream, oilfield services, power, and renewable sectors of the energy industry. With offices in New York, London, and Houston, as of April 30, 2014, the firm has committed approximately $25.8 billion to 107 investments in North America, Latin America, Europe, Africa, and Asia.

        Established in 1998, Lime Rock Management LP ("Lime Rock Management") has raised approximately $5.5 billion in private equity funds for investment in the energy industry through Lime Rock Partners ("Lime Rock"), investors of growth capital in exploration and production and oilfield services companies worldwide, and Lime Rock Resources, acquirers and operators of oil and gas properties in the United States. Lime Rock is a creative investment partner in building differentiated oil and gas businesses side by side with entrepreneurs every day. From three locations worldwide, the Lime Rock team brings its specialist finance and operating expertise, global presence, technology leadership, people-centered strategies, and patient hard work to help its investors and portfolio company partners profit from operational growth.

Emerging Growth Company Status

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act (the "JOBS Act.") For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

  •
  provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

  •
  provide more than two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations nor more than two years of selected financial data;

  •
  comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); or

  •
  obtain shareholder approval of any golden parachute payments not previously approved.

        We will cease to be an "emerging growth company" upon the earliest of:

  •
  the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

  •
  the date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

  •
  the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

  •
  the last day of the fiscal year following the fifth anniversary of our initial public offering.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

Corporate Information

        Our principal executive offices are located at 116 Inverness Drive East, Suite 107, Englewood, Colorado 80112, and our telephone number at that address is (303) 386-8600. Our website is located at www.vantageenergy.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

 The Offering

Common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).
Common stock offered by the selling stockholder	shares.
Common stock to be outstanding after the offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares).
Shares of common stock owned by the Existing Owners after this offering	shares.
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our common stock to cover over-allotments.
Use of proceeds
We expect to receive approximately $ of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay and retire the Vantage I second lien term loan and the Vantage II second lien term loan. We intend to use any remaining net proceeds to repay a portion of the outstanding borrowings under our combined revolving credit facility.
We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.
Conflicts of interest
Because affiliates of and are lenders under the Vantage I second lien term loan and are expected to be lenders under our combined revolving credit facility and will each receive more than 5% of the net proceeds of this offering due to the repayment of borrowings under the Vantage I second lien term loan and our combined revolving credit facility, such underwriters are deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, ("FINRA"). In accordance with that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering because the underwriter primarily responsible for managing this public offering does not have a "conflict of interest" under Rule 5121, is not an affiliate of any underwriter that does have a "conflict of interest" under Rule 5121 and meets the requirements of paragraph (f)(12)(E) of Rule 5121. Any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Please see "Underwriting (Conflicts of Interest)."

Dividend policy	We do not anticipate paying any cash dividends on our common stock. In addition, our combined revolving credit facility is expected to place certain restrictions on our ability to pay cash dividends.
Risk factors	You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our common stock.
Listing and trading symbol	We intend to apply to list our common stock on the New York Stock Exchange (the "NYSE"), under the symbol "VEI."

        The information above excludes              shares of common stock reserved for issuance under our long-term incentive plan, (the "LTIP"), that we intend to adopt in connection with the completion of this offering.

 Summary Historical Consolidated and Unaudited Pro Forma Financial Data

        Vantage Energy Inc. was formed in May 2014 and does not have historical financial operating results. The following table shows summary historical consolidated financial data of our accounting predecessor, Vantage I, and summary unaudited pro forma financial data for the periods and as of the dates indicated.

        The summary historical consolidated financial data as of and for the years ended December 31, 2013 and 2012 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

        The summary unaudited pro forma statements of operations data for the year ended December 31, 2013 has been prepared to give pro forma effect to (i) the reorganization transactions described under "Corporate Reorganization" and (ii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2013. The summary unaudited pro forma balance sheet data has been prepared to give pro forma effect to those transactions as if they had been completed as of December 31, 2013. These data are subject to and give effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

        You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization," the historical consolidated financial statements of our predecessor and the unaudited pro forma financial statements included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Vantage I (Predecessor)		Vantage Energy Inc.
	Year Ended December 31,
			Pro Forma Year Ended December 31, 2013
(in thousands, except per share data)	2013	2012
Statement of operations data:
Operating revenues:
Natural gas	$46,266	$23,068	$
Oil	5,152	2,473
NGL	6,599	8,370
Gas gathering revenues	99	(2)
Gain on commodity derivatives	8,074	3,495

Total operating revenues	66,190	37,404
Operating expenses:
Production and ad valorem taxes	3,225	1,858
Marketing and gathering	2,640	1,389
Lease operating and workover	10,946	9,503
Gathering operating expenses	325	—
General and administrative	3,698	4,524
Depreciation, depletion, amortization and accretion	22,283	16,604
Impairment of proved oil and gas properties	—	8,043

Total operating expenses	43,117	41,921

	Vantage I (Predecessor)		Vantage Energy Inc.
	Year Ended December 31,
			Pro Forma Year Ended December 31, 2013
(in thousands, except per share data)	2013	2012
Operating income (loss)	23,073	(4,517)
Interest income, net	—	9
Interest expense, net of capitalized interest	(417)	—

Income (loss) before income taxes	22,656	(4,508)
Income tax expense (benefit)	—	—

Net income (loss)	$22,656	$(4,508)	$

Balance sheet data (at period end):
Cash	$80,211	$2,844	$
Total oil and gas properties, net	442,194	361,888
Total gas gathering system, net	17,290	9,040
Total assets	564,914	383,786
Total debt	198,000	50,000
Total members' / stockholders' capital	318,347	295,642
Net cash provided by (used in):
Operating activities	$43,981	$28,349
Investing activities	(111,051)	(116,445)
Financing activities	144,437	87,821
Other financial data (unaudited):
Adjusted EBITDA(1)	$41,747	$24,833	$
Earnings per share—basic			$
Earnings per share—diluted			$

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), please see "—Non-GAAP Financial Measure" below.

Non-GAAP Financial Measure

        Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies.

        We define Adjusted EBITDA as net income (loss) before interest, income taxes, impairment of proved oil and gas properties, depreciation, depletion, amortization and accretion, derivative fair value (gain) loss, excluding net cash receipts on settled derivative instruments, and non-cash compensation expense. Adjusted EBITDA is not a measure of net income as determined by United States generally accepted accounting principles ("GAAP").

        Management believes Adjusted EBITDA is useful because it allows them to more effectively evaluate our operating performance and compare the results of our operations from period to period and against our peers without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet debt service requirements.

        The following tables present a reconciliation of the non-GAAP financial measure of Adjusted EBITDA to the GAAP financial measure of net income (loss).

	Vantage I (Predecessor)
	Year Ended December 31,		Vantage Energy Inc. Pro Forma Year Ended December 31, 2013
(in thousands)	2013	2012
Adjusted EBITDA reconciliation to net income (loss):
Net income (loss)	$22,656	$(4,508)	$
Interest income, net	—	(9)
Interest expense, net of capitalized interest	417	—
Depreciation, depletion, amortization and accretion	22,283	16,604
Impairment of proved oil & gas properties	—	8,043
Unrealized (gain) loss on commodity derivatives(1)	(3,609)	4,703
Income tax (expense) benefit	—	—

Adjusted EBITDA	$41,747	$24,833	$

(1)
The adjustments for the unrealized (gain) loss on commodity derivatives have the effect of adjusting net income (loss) for changes in the fair value of derivative instruments, which are recognized at the end of each accounting period because we do not designate commodity derivative instruments as accounting hedges.

Summary Reserve, Production and Operating Data

Summary Reserve Data

        The following table summarizes the combined estimated proved reserves of Vantage I and Vantage II at December 31, 2013 based on SEC pricing.

        The information in the following table does not give any effect to or reflect our commodity hedges. Please see "Business—Our Operations—Reserve Data" for more information about our reserves.

Pro Forma
At December 31, 2013
Estimated proved reserves:
Natural gas (Bcf)	912.4
NGLs (MMBbl)	15.5
Oil (MMBbl)	1.4
Total equivalent proved reserves (Bcfe)	1,013.4
Total equivalent proved developed reserves (Bcfe)	162.0
Percent proved developed	16.0%
Total equivalent proved undeveloped reserves (Bcfe)	851.4

Production, Revenues and Price History

        The following table sets forth information regarding production, revenues and realized prices, and production costs for the years ended December 31, 2012 and 2013, on a pro forma basis giving effect to the reorganization transactions described under "Corporate Reorganization." For additional information on price calculations, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	For the Year Ended December 31,
	2013	2012
Production data:
Natural gas (Bcf)	21	11
NGLs (MBbl)	240	271
Oil (MBbl)	54	27
Total combined production (Bcfe)	23	13
Average daily combined production (MMcfe/d)	63	34
Average sales prices:
Natural gas (per Mcf)	$3.38	$2.16
NGLs (per Bbl)	$27.52	$30.91
Oil (per Bbl)	$95.77	$91.59
Combined average sales prices before effects of cash settled derivatives (per Mcfe)(1)	$3.63	$2.72
Combined average sales prices after effects of cash settled derivatives (per Mcfe)(1)	$3.82	$3.37
Average costs per Mcfe:
Lease operating and workover expenses	$0.55	$0.77
Marketing and gathering	$0.31	$0.12
Production and ad valorem taxes	$0.14	$0.15
Depreciation, depletion, amortization and accretion	$1.36	$1.34
General and administrative	$0.34	$0.50

(1)
Average sales prices shown reflect both the before and after effects of our cash settled derivatives. Our calculation of such effects includes realized gains or losses on cash settlements for commodity derivatives, which do not qualify for hedge accounting because we do not designate them as hedges.

RISK FACTORS

        Investing in our common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under "Cautionary Statement Regarding Forward-Looking Statements," and the following risks before making an investment decision. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Natural gas, NGL and oil prices are volatile. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

        The prices we receive for our natural gas production heavily influence, and to the extent we produce oil and NGLs in the future, the prices we receive for oil and NGL production will heavily influence, our revenue, operating results profitability, access to capital, future rate of growth and carrying value of our properties. Natural gas, NGLs and oil are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the commodities market has been volatile. This market will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include the following:

  •
  worldwide and regional economic conditions impacting the global supply of and demand for natural gas, NGLs and oil;

  •
  the price and quantity of imports of foreign natural gas, including liquefied natural gas;

  •
  political conditions in or affecting other producing countries, including conflicts in the Middle East, Africa, South America and Russia;

  •
  the level of global exploration and production;

  •
  the level of global inventories;

  •
  prevailing prices on local price indexes in the areas in which we operate and expectations about future commodity prices;

  •
  the proximity, capacity, cost and availability of gathering and transportation facilities, and other factors that result in differentials to benchmark prices;

  •
  localized and global supply and demand fundamentals and transportation availability;

  •
  weather conditions and other natural disasters;

  •
  technological advances affecting energy consumption;

  •
  the cost of exploring for, developing, producing and transporting reserves;

  •
  speculative trading in natural gas and crude oil derivative contracts;

  •
  risks associated with operating drilling rigs;

  •
  the price and availability of competitors' supplies of natural gas and oil and alternative fuels; and

  •
  domestic, local and foreign governmental regulation and taxes.

        Furthermore, the worldwide financial and credit crisis in recent years has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide resulting in a slowdown in economic activity and recession in parts of the world. This has reduced worldwide demand for energy and resulted in lower natural gas, NGL and oil prices.

        Lower commodity prices and negative increases in our differentials will reduce our cash flows and borrowing ability. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our reserves as existing reserves are depleted. Lower commodity prices may also reduce the amount of natural gas, NGLs and oil that we can produce economically.

        If commodity prices further decrease or our negative differentials further increase, a significant portion of our development and exploration projects could become uneconomic. This may result in our having to make significant downward adjustments to our estimated proved reserves. As a result, a substantial or extended decline in commodity prices or an increase in our negative differentials may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Our development and exploration projects require substantial capital expenditures. We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our natural gas reserves.

        The natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures for the development and acquisition of natural gas reserves. In 2014, we plan to invest $502 million in our operations, including $412 million for drilling and completion, $31 million for leasehold acquisitions, $5 million for seismic and other activities and $54 million related to our gathering, compression and other midstream operations. We have not allocated any capital spending to properties other than our primary Marcellus and Barnett Shale operations. Our capital budget excludes acquisitions, other than leasehold acquisitions.

        The actual amount and timing of our future capital expenditures may differ materially from our estimates as a result of, among other things, natural gas prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. A reduction in natural gas prices from current levels may result in a decrease in our actual capital expenditures, which would negatively impact our ability to grow production. We intend to finance our future capital expenditures primarily through cash flow from operations and through available capacity under our combined revolving credit facility; however, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. The issuance of additional indebtedness would require that a portion of our cash flow from operations be used for the payment of interest and principal on our indebtedness, thereby reducing our ability to use cash flow from operations to fund working capital, capital expenditures and acquisitions.

        Our cash flow from operations and access to capital are subject to a number of variables, including:

  •
  our proved reserves;

  •
  the level of hydrocarbons we are able to produce from existing wells;

  •
  the prices at which our production is sold;

  •
  our ability to acquire, locate and produce new reserves;

  •
  the levels of our operating expenses; and

  •
  our ability to borrow under our combined revolving credit facility.

        If our revenues or the borrowing bases under our combined revolving credit facility decrease as a result of lower natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. If additional capital is needed, we may not be able to obtain debt or equity financing on terms acceptable to us, if at all. If cash flow generated by our operations or available capacity under our combined revolving credit facility are not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our properties, which in turn could lead to a decline in our reserves and production, and could adversely affect our business, financial condition and results of operations.

We have been an early entrant into new or emerging plays. As a result, our drilling results in these areas are uncertain, and the value of our undeveloped acreage will decline if drilling results are unsuccessful.

        In addition to our primary operations in the Marcellus and Barnett Shales, we hold additional acreage in the Uinta and Pieance plays in Utah and Colorado, respectively. Moreover, we believe substantially all of our Marcellus Shale acreage is also prospective for the Upper Devonian Shale and may be prospective for the Utica Shale. Due to the limited operational history, each of the Upper Devonian Shale, Utica Shale, Uinta and Piceance plays may be considered a new or emerging play.

        While our costs to acquire undeveloped acreage in new or emerging plays have generally been less than those of later entrants into a developing play, our drilling results in these areas are more uncertain than drilling results in areas that are developed and producing. Since new or emerging plays have limited production history and since we have limited experience drilling in these plays, we are unable to use past drilling results in those areas to help predict our future drilling results. As a result, our cost of drilling, completing and operating wells in these areas may be higher than initially expected, and the value of our undeveloped acreage will decline if drilling results are unsuccessful. Additionally, we cannot assure you that all prospects will be economically viable or that we will not abandon our investments. We cannot assure you that unproved property acquired by us or undeveloped acreage leased by us will be profitably developed, that wells drilled by us in prospects that we pursue will be productive or that we will recover all or any portion of our investment in such unproved property or wells.

Part of our strategy involves using some of the latest available horizontal drilling and completion techniques, which involve risks and uncertainties in their application.

        Our operations involve utilizing some of the latest drilling and completion techniques as developed by us and our service providers. Risks that we face while drilling include, but are not limited to, the following:

  •
  effectively controlling the level of pressure flowing from particular wells;

  •
  landing our wellbore in the desired drilling zone;

  •
  staying in the desired drilling zone while drilling horizontally through the formation;

  •
  running our casing the entire length of the wellbore; and

  •
  being able to run tools and other equipment consistently through the horizontal wellbore.

        Risks that we face while completing our wells include, but are not limited to, the following:

  •
  the ability to fracture stimulate the planned number of stages;

  •
  the ability to run tools the entire length of the wellbore during completion operations; and

  •
  the ability to successfully clean out the wellbore after completion of the final fracture stimulation stage.

        The results of our drilling in new or emerging formations are more uncertain initially than drilling results in areas that are more developed and have a longer history of established production. Newer or emerging formations and areas have limited or no production history and, consequently, we are more limited in assessing future drilling results in these areas. If our drilling results are less than anticipated, the return on our investment for a particular project may not be as attractive as we anticipated and we could incur material write-downs of unevaluated properties and the value of our undeveloped acreage could decline in the future.

Drilling for and producing natural gas are high-risk activities with many uncertainties that could result in a total loss of investment or otherwise adversely affect our business, financial condition or results of operations.

        Our future financial condition and results of operations will depend on the success of our development and acquisition activities, which are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable natural gas production, that we will not recover all or any portion of our investment in such wells or that various characteristics of the well will cause us to plug or abandon the well prior to producing in commercially viable quantities.

        Our decisions to purchase, explore or develop prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. For a discussion of the uncertainty involved in these processes, please see "—Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves." In addition, our cost of drilling, completing and operating wells is often uncertain before drilling commences.

        Further, many factors may curtail, delay or cancel our scheduled drilling projects, including the following:

  •
  delays imposed by or resulting from compliance with regulatory requirements, including limitations resulting from wastewater disposal, discharge of greenhouse gases and limitations on hydraulic fracturing;

  •
  pressure or irregularities in geological formations;

  •
  shortages of or delays in obtaining equipment and qualified personnel or in obtaining water for hydraulic fracturing activities;

  •
  equipment failures, accidents or other unexpected operational events;

  •
  lack of available gathering facilities or delays in construction of gathering facilities;

  •
  lack of available capacity on interconnecting transmission pipelines or the failure of our product to meet qualify specifications for such pipeline;

  •
  lack of available processing facilities on economic terms;

  •
  adverse weather conditions, such as blizzards and ice storms;

  •
  issues related to compliance with environmental regulations;

  •
  environmental hazards, such as natural gas leaks, oil spills, pipeline and tank ruptures, encountering naturally occurring radioactive materials, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

  •
  declines in natural gas prices;

  •
  limited availability of financing at acceptable terms;

  •
  title problems; and

  •
  limitations in the market for natural gas.

        Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under applicable debt instruments, which may not be successful.

        Our ability to make scheduled payments on or to refinance our indebtedness obligations, including the combined revolving credit facility that we expect to enter into in connection with the completion of this offering, the $200 million Vantage I second lien term loan and the $100 million Vantage II second lien term loan, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

        If our cash flows and capital resources are insufficient to fund debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet debt service and other obligations. Our combined revolving credit facility is expected to restrict our ability to dispose of assets and our use of the proceeds from such disposition. We may not be able to consummate those dispositions, and the proceeds of any such disposition may not be adequate to meet any debt service obligations then due. These alternative measures may not be successful and may not permit us to meet scheduled debt service obligations.

        In the future, we may not be able to access adequate funding under our combined revolving credit facility as a result of a decrease in borrowing bases due to the issuance of new indebtedness, the outcome of a subsequent borrowing base redetermination or an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover the defaulting lender's portion. Declines in commodity prices could result in a determination to lower the borrowing base in the future and, in such a case, we could be required to repay any indebtedness in excess of the redetermined borrowing base. As a result, we may be unable to implement our drilling and development plan, make acquisitions or otherwise carry out business plans, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness.

Substantially all of our producing properties are located in the Marcellus Shale and Barnett Shale, making us vulnerable to risks associated with operating in only two geographic areas.

        Substantially all of our producing properties are located in the Marcellus Shale and in the Barnett Shale. As a result of this geographic concentration, an adverse development in the oil and natural gas business in our operating areas could have a greater impact on our financial condition and results of operations than if we were more geographically diverse. Due to the concentrated nature of our properties, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, processing or transportation capacity constraints, market limitations, water shortages or other drought related conditions or interruption of the processing or transportation of oil, natural gas or NGLs. Such delays or interruptions could have a material adverse effect on our financial condition and results of operations.

Insufficient takeaway capacity in the Appalachian Basin could cause significant fluctuations in our realized natural gas prices.

        The Appalachian Basin natural gas business environment has historically been characterized by periods in which production has surpassed local takeaway capacity, sometimes resulting in curtailment of production or substantial discounts in the price received by producers. Should production growth in the Appalachian Basin continue to outpace the increases in takeaway capacity or if we are unable to secure firm takeaway capacity to accomodate our growing production, it could result in substantial discounts in the price we receive for our production, may limit our ability to market our production and could have a material adverse effect on our financial condition and results of operations.

Restrictions in our existing and future debt agreements could limit our growth and our ability to engage in certain activities.

        The Vantage I and Vantage II revolving credit facilities and second lien term loan facilities each contain, and our combined revolving credit facility is expected to contain, a number of significant covenants (in addition to covenants restricting the incurrence of additional indebtedness), including restrictive covenants that may limit our ability to, among other things:

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  sell assets;

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  make loans to others;

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  make investments;

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  enter into mergers;

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  make certain payments;

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  hedge future production or interest rates;

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  incur liens;

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  engage in certain other transactions without the prior consent of the lenders; and

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  pay dividends.

        In addition, our debt instruments require us to maintain certain financial ratios or to reduce our indebtedness if we are unable to comply with such ratios. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants impose on us.

Any significant reduction in our borrowing base under our combined revolving credit facility as a result of the periodic borrowing base redeterminations or otherwise may negatively impact our ability to fund our operations.

        As amended in connection with the completion of this offering, our combined revolving credit facility is expected to limit the amounts we can borrow up to a borrowing base amount, which the lenders, in their sole discretion, determine on a semi-annual basis based upon projected revenues from the natural gas and oil properties securing our loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under our revolving credit facilities. Any increase in the borrowing base requires the consent of the lenders holding 100% of the commitments. If the requisite number of lenders do not agree to an increase, then the borrowing base will be the lowest borrowing base acceptable to such lenders. Outstanding borrowings in excess of the borrowing base must be repaid, or we must pledge other natural gas and oil properties as additional collateral after applicable grace periods. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make mandatory principal prepayments required under our revolving credit facilities.

        A breach of any covenant in any of our facilities would result in a default under the applicable agreement after any applicable grace periods. A default, if not waived, could result in acceleration of the indebtedness outstanding under the relevant facility and in a default with respect to, and an acceleration of, the indebtedness outstanding under other debt agreements. The accelerated indebtedness would become immediately due and payable. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.

Should we no longer be able to hedge at pricing we view as attractive, it could have a material adverse effect on our financial condition. Additionally, if development drilling costs increase significantly in the future, our hedged revenues may not be sufficient to cover our costs. Finally, in certain circumstances we may have to purchase commodities on the open market or make cash payments under our hedging arrangements and these payments could be significant.

        As of December 31, 2013, Vantage I and Vantage II had entered into a number of hedge contracts for approximately 72 Bcfe of their projected natural gas, NGL and oil production through 2015. In the past, Vantage I and Vantage II have received significant benefit from these hedge positions. For example, for the years ended December 31, 2013 and 2012, Vantage I and Vantage II collectively received approximately $4.5 million and $8.2 million, respectively, in revenues pursuant to their hedges, which represented approximately 7% and 22%, respectively, of our total revenues for such periods. If we are unable to enter into new hedge contracts in the future at favorable pricing and for a sufficient amount of our production, our financial condition and results of operations could be materially adversely affected. Additionally, to the extent our development drilling costs are not fixed under contract and increase significantly in the future, our hedged revenues may not be sufficient to cover our costs.

        As of December 31, 2013, Vantage I and Vantage II had entered into hedging contracts through 2015 covering a total of approximately 72 Bcfe of their projected natural gas, NGL and oil production at a weighted average price of $4.61 per Mcfe. For the period from January 1, 2015 to December 31, 2015, Vantage I and Vantage II have hedged approximately 47 Bcfe of our projected natural gas, NGL and oil production at a weighted average price of $4.58 per MMBtu. If we have to purchase additional commodities on the open market or post cash collateral to meet obligations under such arrangements, our cash otherwise available for use in our operations would be reduced.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

        The process of estimating natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reserves.

        In order to prepare reserve estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds.

        Actual future production, natural gas, oil and NGL prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas reserves will vary from our estimates. As a substantial portion of our reserve estimates are made without the benefit of a lengthy production history, any significant variance from the above assumption could materially affect the estimated quantities and present value of our reserves. In addition, we may adjust reserve estimates to reflect production history, results of exploration and development, existing commodity prices and other factors, many of which are beyond our control.

        You should not assume that the present value of future net revenues from our reserves is the current market value of our estimated natural gas, oil and NGL reserves. We generally base the estimated discounted future net cash flows from reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

        Reserve estimates for fields that do not have a lengthy production history are less reliable than estimates for fields with lengthy production histories. Less production history may contribute to less accurate estimates of reserves, future production rates and the timing of development expenditures. Most of our producing wells have been operational for less than one year and estimated reserves vary substantially from well to well and are not directly correlated to perforated lateral length or completion technique. A material and adverse variance of actual production, revenues and expenditures from those underlying reserve estimates would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our identified drilling locations are scheduled out over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, we may not be able to raise the substantial amount of capital that would be necessary to drill our identified drilling locations.

        Our management team has specifically identified and scheduled certain well locations as an estimation of our future multi-year drilling activities on our existing acreage. These well locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of uncertainties, including natural gas and oil prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, gathering system and pipeline transportation constraints, access to and availability of water sourcing and distribution systems, regulatory approvals and other factors. Because of these uncertain factors, we do not know if the numerous drilling locations we have identified will ever be drilled or if we will be able to produce natural gas or oil from these or any other identified drilling locations. In addition, unless production is established within the spacing units covering the undeveloped acres on which some of the potential locations are obtained, the leases for such acreage will expire. Further, certain of the horizontal wells we intend to drill in the future may require unitization with adjacent leaseholds controlled by third parties. If these third parties are unwilling to unitize such leaseholds with ours, this may limit the total locations we can drill. As such, our actual drilling activities may materially differ from those presently identified.

        As of April 30, 2014, we had 1,074 identified drilling locations. As a result of the limitations described above, we may be unable to drill many of our identified drilling locations. In addition, we will require significant additional capital over a prolonged period in order to pursue the development of these locations, and we may not be able to raise or generate the capital required to do so. Any drilling activities we are able to conduct on these potential locations may not be successful or result in our ability to add additional proved reserves to our overall proved reserves or may result in a downward revision of our estimated proved reserves, which could have a material adverse effect on our future business and results of operations. For more information on our identified drilling locations, please see "Business—Our Operations—Reserve Data—Determination of Identified Drilling Locations."

The development of our estimated proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated proved undeveloped reserves may not be ultimately developed or produced.

        At December 31, 2013, 84% of our total estimated proved reserves were classified as proved undeveloped. Our approximately 851.4 Bcfe of estimated proved undeveloped reserves as of that date will require an estimated $735 million of development capital over the next five years. Moreover, the development of probable and possible reserves will require additional capital expenditures and such reserves are less certain to be recovered than proved reserves. Development of these undeveloped reserves may take longer and require higher levels of capital expenditures than we currently anticipate. Delays in the development of our reserves, increases in costs to drill and develop such reserves, or decreases in commodity prices will reduce the value of our estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause us to have to reclassify our proved undeveloped reserves as unproved reserves.

Our acreage must be drilled before lease expiration, generally within three to five years, in order to hold the acreage by production. In a highly competitive market for acreage, failure to drill sufficient wells to hold acreage may result in a substantial lease renewal cost, or if renewal is not feasible, loss of our lease and prospective drilling opportunities.

        Leases on our oil and natural gas properties typically have a term of three to five years, after which they expire unless, prior to expiration, production is established within the spacing units covering the undeveloped acres. As of April 30, 2014, we had leases representing 5,498 undeveloped acres scheduled to expire in 2014, 13,704 undeveloped acres scheduled to expire in 2015, 5,301 undeveloped acres scheduled to expire in 2016, 7,173 undeveloped acres scheduled to expire in 2017 and 29,693 undeveloped acres scheduled to expire in 2018 and beyond. The cost to renew such leases may increase significantly, and we may not be able to renew such leases on commercially reasonable terms or at all. Moreover, many of our leases require lessor consent to unitize, which may make it more difficult to hold our leases by production. Any reduction in our current drilling program, either through a reduction in capital expenditures or the unavailability of drilling rigs, could result in the loss of acreage through lease expirations. We cannot assure you that we will have the liquidity to deploy rigs when needed, or that commodity prices will warrant operating such a drilling program. Our reserves and future production and, therefore, our future cash flow and income are highly dependent on successfully developing our undeveloped leasehold acreage and the loss of any leases could materially and adversely affect our ability to so develop such acreage.

The standardized measure of discounted future net cash flows from our proved reserves will not be the same as the current market value of our estimated oil and natural gas reserves.

        You should not assume that the standardized measure of discounted future net cash flows from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements in effect at December 31, 2013, we based the discounted future net cash flows from our proved reserves on the 12-month first-day-of-the-month oil and natural gas average prices without giving effect to derivative transactions. Actual future net cash flows from our oil and natural gas properties will be affected by factors such as:

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  actual prices we receive for oil and natural gas;

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  actual cost of development and production expenditures;

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  the amount and timing of actual production; and

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  changes in governmental regulations or taxation.

        The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating standardized measure may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general. As a limited liability company, our predecessor was not subject to federal taxation. Accordingly, our standardized measure does not provide for federal corporate income taxes because taxable income was passed through to the predecessor members. As a corporation, we will be treated as a taxable entity for federal income tax purposes and our future income taxes will be dependent on our future taxable income. Actual future prices and costs may differ materially from those used in the present value estimates included in this prospectus which could have a material effect on the value of our reserves.

We may incur losses as a result of title defects in the properties in which we invest.

        Leases in the Appalachian Basin are particularly vulnerable to title deficiencies due the long history of land ownership in the area, resulting in extensive and complex chains of title. In the course of acquiring the rights to develop oil and natural gas, it is standard procedure for us and the lessor to execute a lease agreement with payment subject to title verification. In most cases, we incur the expense of retaining lawyers to verify the rightful owners of the oil and gas interests prior to payment of such lease bonus to the lessor. There is no certainty, however, that a lessor has valid title to their lease's oil and gas interests. In those cases, such leases are generally voided and payment is not remitted to the lessor. As such, title failures may result in fewer net acres to us. Prior to the drilling of an oil or natural gas well, however, it is the normal practice in our industry for the person or company acting as the operator of the well to obtain a preliminary title review to ensure there are no obvious defects in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct defects in the marketability of the title, and such curative work entails expense. Our failure to cure any title defects may delay or prevent us from utilizing the associated mineral interest, which may adversely impact our ability in the future to increase production and reserves. Accordingly, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

If commodity prices decrease to a level such that our future undiscounted cash flows from our properties are less than their carrying value for a significant period of time, we will be required to take write-downs of the carrying values of our properties.

        Accounting rules require that we periodically review the carrying value of our properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our properties. A write-down constitutes a non-cash charge to earnings. We may incur impairment charges in the future, which could have a material adverse effect on our results of operations for the periods in which such charges are taken.

Unless we replace our reserves with new reserves and develop those reserves, our reserves and production will decline, which would adversely affect our future cash flows and results of operations.

        Producing natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Unless we conduct successful ongoing development and exploration activities or continually acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Our future natural gas reserves and production, and therefore our future cash flow and results of operations, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire sufficient additional reserves to replace our current and future production. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations would be adversely affected.

Conservation measures and technological advances could reduce demand for oil and natural gas.

        Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of the changing demand for oil and gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our derivative activities could result in financial losses or could reduce our earnings.

        To achieve more predictable cash flows and reduce our exposure to adverse fluctuations in the prices of natural gas, we enter into derivative instrument contracts for a significant portion of our natural gas production, including fixed-price swaps. As of December 31, 2013, Vantage I and Vantage II had entered into hedging contracts through 2015 covering a total of approximately 72 Bcfe of their projected natural gas, NGL and oil production at a weighted average price of $4.61 per Mcfe. For the period from January 1, 2015 to December 31, 2015, Vantage I and Vantage II have hedged approximately 47 Bcfe of their projected natural gas, NGL and oil production at a weighted average price of $4.58 per MMBtu. Accordingly, earnings may fluctuate significantly as a result of changes in fair value of our derivative instruments.

        Derivative instruments also expose us to the risk of financial loss in some circumstances, including when:

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  production is less than the volume covered by the derivative instruments;

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  the counterparty to the derivative instrument defaults on its contractual obligations;

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  there is an increase in the differential between the underlying price in the derivative instrument and actual prices received; or

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  there are issues with regard to legal enforceability of such instruments.

        The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If we enter into derivative instruments that require cash collateral and commodity prices or interest rates change in a manner adverse to us, our cash otherwise available for use in our operations would be reduced which could limit our ability to make future capital expenditures and make payments on our indebtedness, and which could also limit the size of our borrowing base. Future collateral requirements will depend on arrangements with our counterparties, highly volatile oil and natural gas prices and interest rates.

        Our hedging transactions expose us to risk of financial loss if a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty's liquidity, which could make them unable to perform under the terms of the derivative contract and we may not be able to realize the benefit of the derivative contract. As of December 31, 2013, for Vantage I and Vantage II, the estimated fair value of our commodity derivative contracts was approximately $4.0 million. Any default by the counterparty to these derivative contracts when they become due would have a material adverse effect on our financial condition and results of operations.

        In addition, derivative arrangements could limit the benefit we would receive from increases in the prices for natural gas, which could also have an adverse effect on our financial condition.

The inability of our significant customers or working interest holders to meet their obligations to us may adversely affect our financial results.

        In addition to credit risk related to receivables from commodity derivative contracts, our principal exposures to credit risk are through joint interest receivables ($5.2 million at December 31, 2013) and the sale of our natural gas production ($8.3 million in receivables at December 31, 2013), which we primarily market to two natural gas marketing companies. Joint interest receivables arise from billing entities who own partial interest in the wells we operate. These entities participate in our wells primarily based on their ownership in leased properties on which we wish to drill. We can do very little to choose who participates in our wells. We are also subject to credit risk due to concentration of our natural gas receivables with two natural gas marketing companies. These two purchasers of our natural gas during the twelve months ended December 31, 2013 purchased approximately 54% of our operated production. We do not require our customers to post collateral. The inability or failure of our significant customers or working interest holders to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.

Our operations are subject to governmental laws and regulations relating to the protection of the environment, which may expose us to significant costs and liabilities that could exceed current expectations.

        Our operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of a permit before conducting regulated drilling activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Numerous governmental authorities, such as the U.S. Environmental Protection Agency ("EPA"), and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve taking difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue.

        Certain environmental laws impose strict as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons, or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly operated by us or facilities of third parties that received waste generated by our operations regardless of whether such contamination resulted from the conduct of others or from consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.

Changes in laws or government regulations regarding hydraulic fracturing could increase our costs of doing business, limit the areas in which we can operate and reduce our oil and natural gas production, which could adversely impact our business.

        Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. Hydraulic fracturing involves the injection of water, sand or alternative proppant and chemicals under pressure into target geological formations to fracture the surrounding rock and stimulate production. We regularly use hydraulic fracturing as part of our operations. Recently, there has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies, and proposals have been made to enact separate federal, state and local legislation that would increase the regulatory burden imposed on hydraulic fracturing.

        In addition, EPA has asserted federal regulatory authority pursuant to the Safe Drinking Water Act ("SDWA") over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities using diesel fuels in those states where EPA is the permitting authority. Also, in November 2011, the EPA announced its intent to develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing. On May 9, 2014, the EPA issued an Advance Notice of Proposed Rulemaking to collect data on chemicals used in hydraulic fracturing operations under Section 8 of the Toxic Substances Control Act. To date, no other action has been taken. Further, on October 21, 2011, the EPA announced its intention to propose regulations under the federal Clean Water Act ("CWA") by late 2014 governing wastewater discharges from hydraulic fracturing and certain other natural gas operations. In addition, the U.S. Department of the Interior published a revised proposed rule on May 16, 2013, that would update existing regulation of hydraulic fracturing activities on federal lands, including requirements for chemical disclosure, well bore integrity and handling of flowback water.

        Presently, hydraulic fracturing is regulated primarily at the state level, typically by state oil and natural gas commissions and similar agencies. Along with several other states, Pennsylvania, Texas, Colorado and Utah (where we conduct operations) have adopted laws and proposed regulations that require oil and natural gas operators to disclose chemical ingredients and water volumes used to hydraulically fracture wells, in addition to more stringent well construction and monitoring requirements. In addition, local governments may also adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular or prohibit the performance of well drilling in general or hydraulic fracturing in particular. For example, the Pennsylvania Supreme Court recently limited the ability to regulate such ordinances from a state-wide level, as well as the ability to require the enactment of local ordinances aiding drilling activities. Following this decision, local governments in Pennsylvania may increasingly adopt ordinances relating to drilling and hydraulic fracturing activities, especially within residential areas. In addition, on May 6, 2014, in response to concerns regarding hydraulic fracturing, the city of Denton, Texas issued a moratorium on the issuance of new drilling permits inside the Denton city limits until September 9, 2014. Although the moratorium is not expected to have an impact on our current production and operations in Denton, a continuation of the moratorium beyond the currently planned end date or an expansion of the moratorium scope could cause us to revise our drilling plan in this area and could have an adverse effect on our operations. If new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

        In addition, the EPA is conducting a study of the potential impacts of hydraulic fracturing activities on water resources. The EPA issued a Progress Report in December 2012 and a draft final report is anticipated by late 2014 for peer review and public comment. The results of this study or similar governmental reviews could spur initiatives to regulate hydraulic fracturing under the SDWA or otherwise. If new federal, state or local laws or regulations that significantly restrict hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and make it more difficult or costly to perform fracturing. Any such regulations limiting or prohibiting hydraulic fracturing could reduce oil and natural gas exploration and production activities and, therefore, adversely affect our business. Such laws or regulations could also materially increase our costs of compliance and doing business by more strictly regulating how hydraulic fracturing wastes are handled or disposed.

Oil and natural gas producers' operations, especially those using hydraulic fracturing, are substantially dependent on the availability of water. Restrictions on the ability to obtain water for exploration and production activities and the disposal of produced water may impact our operations.

        Water is an essential component of oil and natural gas production during the drilling and, in particular, hydraulic fracturing, process. Our inability to locate sufficient amounts of water, or dispose of or recycle water used in our exploration and production operations, could adversely impact our operations.

        Moreover, the imposition of new environmental initiatives and regulations could include restrictions on our ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of natural gas. The CWA imposes restrictions and strict controls regarding the discharge of pollutants into navigable waters. Permits must be obtained to discharge pollutants to waters and to conduct construction activities in waters and wetlands. The CWA and similar state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and other hazardous substances. State and federal discharge regulations prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the natural gas and oil industry into coastal waters. Specific to Pennsylvania, sending wastewater to publicly owned treatment works requires certain levels of pretreatment that may effectively prohibit this method as a disposal option, leaving disposal via saltwater disposal injection well as our primary option. Our continued ability to use injection wells as a disposal option on economic terms not only will depend on federal or state regulations but also on the cost and availability of wells with sufficient storage capacities. The EPA has also adopted regulations requiring certain natural gas and oil exploration and production facilities to obtain permits for storm water discharges. Compliance with current and future environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells and any inability to secure transportation and access to disposal wells with sufficient capacity to accept all our produced water on economic terms may increase our operating costs and cause delays, interruptions or termination of our operations, the extent of which cannot be predicted.

We are subject to risks associated with climate change.

        There is a growing belief that emissions of greenhouse gases ("GHGs") may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect our business in many ways, including negatively impacting the costs we incur in providing our products and services, the demand for and consumption of our products and services (due to change in both costs and weather patterns), and the economic health of the regions in which we operate, all of which can create financial risks. In addition, legislative and regulatory responses related to GHGs and climate change creates the potential for financial risk. The U.S. Congress has previously considered legislation related to GHG emissions. There have also been international efforts seeking legally binding reductions in emissions of GHGs. In addition, increased public awareness and concern may result in more state, regional and/or federal requirements to reduce or mitigate GHG emissions.

        In 2009, the EPA finalized a GHG reporting rule under the federal Clean Air Act ("CAA") that requires large sources of GHG emissions to monitor, maintain records on, and annually report their GHG emissions beginning January 1, 2010. The rule applies primarily to large facilities emitting 25,000 metric tons or more of carbon dioxide-equivalent ("CO2e") emissions per year and to most upstream suppliers of fossil fuels, as well as manufacturers of vehicles and engines. Subsequently, in 2010, the EPA issued GHG monitoring and reporting regulations onshore and offshore oil and natural gas production facilities that emit 25,000 metric tons or more of CO2e per year. We are required to report our GHG emissions to the EPA each year in March under this rule. The EPA also issued a final rule that makes certain stationary sources and newer modification projects subject to permitting requirements for GHG emissions, beginning in 2011, under the CAA. Under a phased-in approach, for most purposes, new permitting provisions are required for new facilities that emit 100,000 tons per year or more of CO2e and existing facilities that make changes increasing emissions of CO2e by 75,000 metric tons. The EPA has indicated in rulemakings that it may further reduce these regulatory thresholds in the future, making additional sources subject to permitting.

        While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. Although it is not possible at this time to estimate how potential future laws or regulations addressing GHG emissions would impact our business, either directly or indirectly, any future federal, state or local laws or implementing regulations that may be adopted to address GHG emissions in areas where we operate could require us to incur increased operating costs. Regulation of GHGs could also result in a reduction in demand for and production of oil and natural gas, which would result in a decrease in demand for our services and adversely affect our financial position and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas produced by our customers or otherwise cause us to incur significant costs in preparing for or responding to those effects.

We may incur substantial losses and be subject to substantial liability claims as a result of our operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

        Our exploration and production activities are subject to all of the operating risks associated with drilling for and producing natural gas, including the possibility of:

  •
  environmental hazards, such as uncontrollable releases of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater, air and shoreline contamination;

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  abnormally pressured formations;

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  mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

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  fires, explosions and ruptures of pipelines;

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  personal injuries and death;

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  natural disasters; and

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  terrorist attacks targeting natural gas and oil related facilities and infrastructure.

        Any of these risks could adversely affect our ability to conduct operations or result in substantial loss to us as a result of claims for:

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  injury or loss of life;

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  damage to and destruction of property, natural resources and equipment;

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  pollution and other environmental damage;

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  regulatory investigations and penalties;

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  suspension of our operations; and

  •
  repair and remediation costs.

        In accordance with what we believe to be customary industry practice, we maintain insurance against some, but not all, of our business risks. Our insurance may not be adequate to cover any losses or liabilities we may suffer. Also, insurance may no longer be available to us or, if it is, its availability may be at premium levels that do not justify its purchase. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations or cash flows. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial condition. We may also be liable for environmental damage caused by previous owners of properties purchased by us, which liabilities may not be covered by insurance.

        Since hydraulic fracturing activities are a large part of our operations, they are covered by our insurance against claims made for bodily injury, property damage and clean-up costs stemming from a sudden and accidental pollution event. However, we may not have coverage if we are unaware of the pollution event and unable to report the "occurrence" to our insurance company within the time frame required under our insurance policy. We have no coverage for gradual, long-term pollution events. In addition, these policies do not provide coverage for all liabilities, and we cannot assure you that the insurance coverage will be adequate to cover claims that may arise, or that we will be able to maintain adequate insurance at rates we consider reasonable. A loss not fully covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows.

        We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Properties that we decide to drill may not yield natural gas, NGLs or oil in commercially viable quantities.

        Properties that we decide to drill that do not yield natural gas, NGLs or oil in commercially viable quantities will adversely affect our results of operations and financial condition. Our project areas are in various stages of development, ranging from project areas with current drilling or production activity to project areas that consist of recently acquired leasehold acreage or that have limited drilling or production history. If the wells in the process of being completed do not produce sufficient revenues to return a profit or if we drill dry holes in the future, our business may be materially affected. In addition, there is no way to predict in advance of drilling and testing whether any particular prospect will yield natural gas, NGLs or oil in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of micro-seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether natural gas, NGLs or oil will be present or, if present, whether natural gas, NGLs or oil will be present in commercial quantities. We cannot assure you that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects. Further, our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including:

  •
  unexpected drilling conditions;

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  title problems;

  •
  pressure or lost circulation in formations;

  •
  equipment failure or accidents;

  •
  adverse weather conditions;

  •
  compliance with environmental and other governmental or contractual requirements; and

  •
  increase in the cost of, or shortages or delays in the availability of, electricity, supplies, materials, drilling or workover rigs, equipment and services.

We may be unable to make attractive acquisitions or successfully integrate acquired businesses, and any inability to do so may disrupt our business and hinder our ability to grow.

        In the future we may make acquisitions of businesses that complement or expand our current business. We may not be able to identify attractive acquisition opportunities. Even if we do identify attractive acquisition opportunities, we may not be able to complete the acquisition or do so on commercially acceptable terms.

        The success of any completed acquisition will depend on our ability to integrate effectively the acquired business into our existing operations. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions. No assurance can be given that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to integrate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.

        In addition, our combined revolving credit facility is expected to impose certain limitations on our ability to enter into mergers or combination transactions. Our combined revolving credit facility is also expected to limit our ability to incur certain indebtedness, which could indirectly limit our ability to engage in acquisitions of businesses.

We depend upon a limited number of significant purchasers for the sale of most of our production. The loss of one or more of these purchasers could, among other factors, limit our access to suitable markets for the hydrocarbons we produce.

        The availability of a ready market for any hydrocarbons we produce depends on numerous factors beyond the control of our management, including but not limited to the extent of domestic production and imports of oil, the proximity and capacity of natural gas pipelines, the availability of skilled labor, materials and equipment, the effect of state and federal regulation of oil and natural gas production and federal regulation of natural gas sold in interstate commerce. In addition, we depend upon a limited number of significant purchasers for the sale of most of our production, and our contracts with those customers typically are on a month-to-month basis. The loss of these customers could adversely affect our revenues and have a material and adverse effect on our financial condition and results of operations. We cannot assure you that any of our customers will continue to do business with us or that we will continue to have ready access to suitable markets for our future production.

Market conditions or the availability and capacity of gathering systems, transportation and processing facilities may hinder our access to natural gas, NGL or oil markets or delay our production.

        Market conditions or the unavailability of satisfactory natural gas, NGL or oil gathering, transportation or processing arrangements may hinder our access to markets or delay our production. The availability of a ready market for our production depends on a number of factors, including the demand for and supply of natural gas, NGLs or oil and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the operation, availability, proximity, capacity and expansion of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells due to lack of a market or inadequacy or unavailability of natural gas, NGL or oil pipeline or gathering system capacity. In addition, if quality specifications for the third-party pipelines with which we connect change so as to restrict our ability to transport product, our access to markets could be impeded. Our access to transportation options, including trucks owned by third parties, may also be affected by U.S. federal and state regulation of natural gas, NGL and oil production and transportation. If our production becomes shut in for any of these or other reasons, we would be unable to realize revenue from those wells until other arrangements were made to gather, process and deliver the products to market. In addition, we have entered into contracts for firm transportation and any failure to renew those contracts on the same or better commercial terms could increase our costs and our exposure to the risks described above.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations or expose us to significant liabilities.

        Our exploration, production and transportation operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities. We may incur substantial costs in order to maintain compliance with these existing laws and regulations. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. Such costs could have a material adverse effect on our business, financial condition and results of operations.

        Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and the production and transportation of, natural gas. Failure to comply with such laws and regulations, including any evolving interpretation and enforcement by governmental authorities, could have a material adverse effect on our business, financial condition and results of operations.

        Changes to existing or new regulations may unfavorably impact us, could result in increased operating costs and have a material adverse effect on our financial condition and results of operations. Such potential regulations could increase our operating costs, reduce our liquidity, delay or halt our operations or otherwise alter the way we conduct our business, which could in turn have a material adverse effect on our financial condition, results of operations and cash flows. Further, the discharges of oil, natural gas, natural gas liquids and other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties. Please see "Business—Regulation of Environmental and Occupational Safety and Health Matters" for a further description of laws and regulations that affect us.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our exploration and development plans within our budget and on a timely basis.

        The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with natural gas and oil prices, causing periodic shortages. We intend to continue our three-rig drilling program in the Marcellus Shale, and our two-rig drilling program in the Barnett Shale; however, certain of the rigs performing work for us do so on a well-by-well basis and can refuse to provide such services at the conclusion of drilling on the current well. Historically, there have been shortages of drilling and workover rigs, pipe and other equipment as demand for rigs and equipment has increased along with the number of wells being drilled. We cannot predict whether these conditions will exist in the future and, if so, what their timing and duration will be. Such shortages could delay or cause us to incur significant expenditures that are not provided for in our capital budget, which could have a material adverse effect on our business, financial condition or results of operations.

A change in the jurisdictional characterization of some of our assets by federal, state or local regulatory agencies or a change in policy by those agencies may result in increased regulation of our assets, which may cause our revenues to decline and operating expenses to increase.

        Section 1(b) of the Natural Gas Act of 1938, ("NGA"), exempts natural gas gathering facilities from regulation by the Federal Energy Regulatory Commission ("FERC"), as a natural gas company under the NGA. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline's status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress. If the FERC were to consider the status of an individual facility and determine that the facility or services provided by it are not exempt from FERC regulation, the rates for, and terms and conditions of services provided by such facility would be subject to regulation by the FERC. Such regulation could decrease revenues, increase operating costs, and depending upon the facility in question, could adversely affect our results of operations and cash flows. In addition, if any of our facilities were found to have provided services or otherwise operated in violation of the NGA, this could result in the imposition of civil penalties as well as a requirement to disgorge charges collected for such service in excess of the cost-based rate established by the FERC.

        State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements and complaint-based rate regulation. We cannot predict what new or different regulations federal and state regulatory agencies may adopt, or what effect subsequent regulation may have on our activities. Such regulations may have a material adverse effect on our financial condition, result of operations and cash flows.

Should we fail to comply with all applicable FERC administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines.

        Under the Energy Policy Act of 2005 ("EPAct 2005"), FERC has civil penalty authority under the NGA to impose penalties for current violations of up to $1 million per day for each violation and disgorgement of profits associated with any violation. While our systems have not been regulated by FERC as a natural gas company under the NGA, we are required to report aggregate volumes of natural gas purchased or sold at wholesale to the extent such transactions utilize, contribute to, or may contribute to the formation of price indices. In addition, Congress may enact legislation or FERC may adopt regulations that may subject certain of our otherwise non-FERC jurisdictional facilities to further regulation. Failure to comply with those regulations in the future could subject us to civil penalty liability.

Competition in the natural gas industry is intense, making it more difficult for us to acquire properties, market natural gas and secure trained personnel.

        Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment for acquiring properties, marketing natural gas and securing trained personnel. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to pay more for productive natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. In addition, other companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. The cost to attract and retain qualified personnel has increased over the past three years due to competition and may increase substantially in the future. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital, which could have a material adverse effect on our business.

The loss of senior management or technical personnel could adversely affect operations.

        We depend on the services of our senior management and technical personnel. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our senior management or technical personnel could have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to the potential difficulties associated with rapid growth and expansion.

        We have grown rapidly over the last several years. Our management believes that our future success depends on our ability to manage the rapid growth that we have experienced and the demands from increased responsibility on management personnel. The following factors could present difficulties:

  •
  increased responsibilities for our executive level personnel;

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  increased administrative burden;

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  increased capital requirements; and

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  increased organizational challenges common to large, expansive operations.

        Our operating results could be adversely affected if we do not successfully manage these potential difficulties. The historical financial information incorporated herein is not necessarily indicative of the results that may be realized in the future. In addition, our operating history is limited and the results from our current producing wells are not necessarily indicative of success from our future drilling operations. We began development of our Barnett Shale properties in 2006. In 2011, we expanded our development operations and are currently managing a drilling program in both the Barnett Shale and Marcellus Shale. As a result, there is only limited historical financial and operating information available upon which to base your evaluation of our performance, especially in regards to our Marcellus Shale operations.

Seasonal weather conditions and regulations adversely affect our ability to conduct drilling activities in some of the areas where we operate.

        Operations in our operating areas can be adversely affected by seasonal weather conditions and regulations designed to protect various wildlife. This limits our ability to operate in those areas and can intensify competition during those months for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages. These constraints and the resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Increases in interest rates could adversely affect our business.

        Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. Recent and continuing disruptions and volatility in the global financial markets may lead to a contraction in credit availability impacting our ability to finance our operations. We require continued access to capital. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.

We may be subject to risks in connection with acquisitions of properties.

        The successful acquisition of producing properties requires an assessment of several factors, including:

  •
  recoverable reserves;

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  future natural gas, NGL or oil prices and their applicable differentials;

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  operating costs; and

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  potential environmental and other liabilities.

        The accuracy of these assessments is inherently uncertain. In connection with these assessments, we perform a review of the subject properties that we believe to be generally consistent with industry practices. Our review will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We often are not entitled to contractual indemnification for environmental liabilities and acquire properties on an "as is" basis.

The enactment of derivatives legislation, and the promulgation of regulations pursuant thereto, could have an adverse effect on our ability to use derivative instruments to hedge risks associated with our business.

        The Dodd-Frank Act, enacted on July 21, 2010, establishes federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission ("CFTC") and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized some regulations, including critical rulemakings on the definition of "swap," "swap dealer," and "major swap participant", others remain to be finalized and it is not possible at this time to predict when this will be accomplished.

        The Dodd-Frank Act authorized the CFTC to establish rules and regulations setting position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The CFTC's initial position limits rules were vacated by the U.S. District Court for the District of Columbia in September 2012. However, on November 5, 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time.

        The CFTC has designated certain interest rate swaps and credit default swaps for mandatory clearing. The CFTC has not yet proposed rules designating any other classes of swaps, including physical commodity swaps, for mandatory clearing. Although we expect to qualify for the end-user exception from the mandatory clearing and trade execution requirements for swaps entered to hedge its commercial risks, the application of the mandatory clearing and trade execution requirements to other market participants, such as swap dealers, may change the cost and availability of the swaps that we use for hedging. In addition, for uncleared swaps, the CFTC or federal banking regulators may require end-users to enter into credit support documentation and/or post initial and variation margin. Posting of collateral could impact liquidity and reduce our cash available for capital expenditures, therefore reducing our ability to execute hedges to reduce risk and protect cash flows. The proposed margin rules are not yet final, and therefore the impact of those provisions to us is uncertain at this time.

        The Dodd-Frank Act and regulations may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to separate entities, which may not be as creditworthy as the current counterparties. The Dodd-Frank Act and regulations could significantly increase the cost of derivative contracts, materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, and reduce our ability to monetize or restructure our existing derivative contracts. If we reduce our use of derivatives as a result of the Dodd-Frank Act and regulations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

        Finally, the Dodd-Frank Act was intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the Dodd-Frank Act and regulations is lower commodity prices.

        Any of these consequences could have a material and adverse effect on us, our financial condition or our results of operations.

Certain federal income tax deductions currently available with respect to natural gas and oil exploration and development may be eliminated, and additional state taxes on natural gas extraction may be imposed, as a result of future legislation.

        The Fiscal Year 2014 Budget proposed by the President recommends the elimination of certain key U.S. federal income tax incentives currently available to oil and gas exploration and production companies, and legislation has been introduced in Congress that would implement many of these proposals. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities for oil and gas production; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

        The passage of this legislation or any other similar change in U.S. federal income tax law could eliminate or postpone certain tax deductions that are currently available with respect to natural gas and oil exploration and development, and any such change could negatively affect our financial condition and results of operations.

Our method of accounting for investments in oil and natural gas properties may result in impairment of asset value

        We account for our oil and natural gas producing activities using the full cost method of accounting. Accordingly, all costs incurred in the acquisition, exploration and development of proved oil and natural gas properties, including the costs of abandoned properties, dry holes, geophysical costs and annual lease rentals are capitalized. We also capitalize direct operating costs for services performed with internally owned drilling and well servicing equipment. All general and administrative corporate costs unrelated to drilling activities are expensed as incurred. Sales or other dispositions of oil and natural gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded unless the ratio of cost to proved reserves would significantly change. Depletion of evaluated oil and natural gas properties is computed on the units of production method based on proved reserves. The average depletion rate per MMcfe of production was $1.32 and $1.28 for 2013 and 2012, respectively. Total depletion expense for oil and natural gas properties was $21.1 million and $16.0 million for 2013 and 2012, respectively. The net capitalized costs of proved oil and natural gas properties are subject to a full cost ceiling limitation in which the costs are not allowed to exceed their related estimated future net revenues discounted at 10%. To the extent capitalized costs of evaluated oil and natural gas properties, net of accumulated depreciation, depletion, amortization, accretion and impairment exceed the discounted future net revenues of proved reserves, the excess capitalized costs are charged to expense.

        We recorded a required impairment of proved oil and gas properties in 2012 of $8.0 million due to capitalized costs being higher than the ceiling threshold, and we may experience impairments of proved oil and gas properties again in the future. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" for a more detailed description of our method of accounting.

Risks Related to the Offering and our Common Stock

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

  •
  institute a more comprehensive compliance function;

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  comply with rules promulgated by the NYSE;

  •
  continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

  •
  establish new internal policies, such as those relating to insider trading; and

  •
  involve and retain to a greater degree outside counsel and accountants in the above activities.

        Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ended December 31, 2014, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2020. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.

        In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the stock exchange on which we list our common stock or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering, or at all.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

        Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price was determined by negotiations between us, the selling stockholder and representatives of the underwriters, based on numerous factors which we discuss in "Underwriting (Conflicts of Interest)," and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

        The following factors could affect our stock price:

  •
  our operating and financial performance and drilling locations, including reserve estimates;

  •
  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

  •
  the public reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  strategic actions by our competitors;

  •
  our failure to meet revenue, reserves or earnings estimates by research analysts or other investors;

  •
  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

  •
  speculation in the press or investment community;

  •
  the failure of research analysts to cover our common stock;

  •
  sales of our common stock by us, the selling stockholders or other stockholders, or the perception that such sales may occur;

  •
  changes in accounting principles, policies, guidance, interpretations or standards;

  •
  additions or departures of key management personnel;

  •
  actions by our stockholders;

  •
  general market conditions, including fluctuations in commodity prices;

  •
  domestic and international economic, legal and regulatory factors unrelated to our performance; and

  •
  the realization of any risks describes under this "Risk Factors" section.

        The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Vantage Investment I and Vantage Investment II will collectively hold a substantial majority of our common stock.

        Immediately following the completion of this offering, Vantage Investment I and Vantage Investment II will hold approximately                 % and                %, respectively, of our common stock. Vantage Investment I and Vantage Investment II (and indirectly, our Sponsors) will have the collective voting power to elect all of the members of our board of directors and thereby control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

        So long as our Sponsors continue to control a significant amount of our common stock, they will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of our Sponsors may differ or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Conflicts of interest could arise in the future between us, on the one hand, and our Sponsors and their affiliates, including their portfolio companies, on the other hand, concerning among other things, potential competitive business activities or business opportunities.

        Our Sponsors are each families of private equity investment funds in the business of making investments in entities primarily in the U.S. energy industry. As a result, our Sponsors may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Our Sponsors may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Under our certificate of incorporation, our Sponsors and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

        Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

  •
  limitations on the removal of directors;

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  limitations on the ability of our stockholders to call special meetings;

  •
  establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

  •
  providing that the Board of Directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

  •
  establishing advance notice and certain information requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Investors in this offering will experience immediate and substantial dilution of $            per share.

        Based on an assumed initial public offering price of $                per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $                per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2013 on a pro forma basis would be $                per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. Please see "Dilution."

We do not intend to pay dividends on our common stock, and our debt instruments place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

        We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our combined revolving credit facility is expected to place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we

will have                    outstanding shares of common stock. This number includes                    shares that we and the selling stockholders are selling in this offering and                    shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, Vantage Investment I and Vantage Investment II will collectively own                    shares of our common stock, or approximately                    % of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting (Conflicts of Interest)," but may be sold into the market in the future. Vantage Investment I and Vantage Investment II will be party to a registration rights agreement with us which will require us to effect the registration of their shares (and shares of certain of their affiliates) in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Please see "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

        We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

        We, Vantage Investment I, Vantage Investment II, and all of our directors and executive officers have entered into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Barclays Capital Inc., at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We expect to be a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for and could rely on exemptions from certain corporate governance requirements.

        Upon completion of this offering, Vantage Investment I and Vantage Investment II will collectively beneficially control a majority of the combined voting power of all classes of our outstanding voting stock. In connection with the completion of this offering, Vantage I and Vantage II will enter into a voting agreement, pursuant to which they will agree to vote their shares of common stock in accordance with the voting agreement, including as it relates to the election of directors. For additional information regarding the voting agreement, please see "Certain Relationships and Related Party Transactions—Voting Agreement." As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

  •
  a majority of the board of directors consist of independent directors;

  •
  the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

  •
  the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

  •
  there be an annual performance evaluation of the nominating and governance and compensation committees.

        These requirements will not apply to us as long as we remain a controlled company. Following this offering, we may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. Please see "Management."

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (2) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) provide certain disclosure regarding executive compensation required of larger public companies or (4) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

        Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        The information in this prospectus includes "forward-looking statements." All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under "Risk Factors.". These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.

        Forward-looking statements may include statements about our:

  •
  business strategy;

  •
  reserves;

  •
  financial strategy, liquidity and capital required for our development program;

  •
  realized natural gas, NGLs and oil prices;

  •
  timing and amount of future production of natural gas, NGLs and oil;

  •
  hedging strategy and results;

  •
  future drilling plans;

  •
  competition and government regulations;

  •
  pending legal or environmental matters;

  •
  marketing of natural gas, NGLs and oil;

  •
  leasehold or business acquisitions;

  •
  costs of developing our properties and conducting our gathering and other midstream operations;

  •
  general economic conditions;

  •
  credit markets;

  •
  uncertainty regarding our future operating results; and

  •
  plans, objectives, expectations and intentions contained in this prospectus that are not historical.

        We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production, gathering and sale of natural gas, NGLs and oil. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating natural gas, NGLs and oil reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under "Risk Factors."

        Reserve engineering is a process of estimating underground accumulations of natural gas, NGLs and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of natural gas, and NGLs and oil that are ultimately recovered.

        Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

        Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

 USE OF PROCEEDS

        We expect to receive approximately $             million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        We intend to use the net proceeds from this offering to repay and retire the Vantage I second lien term loan and the Vantage II second lien term loan. We intend to use any remaining net proceeds to repay a portion of the outstanding borrowings under our combined revolving credit facility. In connection with the repayment of the term loans and credit facility borrowings, we expect to record a $             million earnings charge for the extinguishment of debt.

        The following table illustrates our anticipated use of the proceeds of this offering:

Sources of Funds (in millions)		Uses of Funds (in millions)
Gross proceeds from this offering	$	Repayment of Vantage I second lien term loan	$
Repayment of Vantage II second lien term loan
Repayment of combined revolving credit facility borrowings
Underwriting discounts, fees and expenses

Total	$	Total	$

        As of April 30, 2014, we had no outstanding borrowings under the Vantage I revolving credit facility. The Vantage I revolving credit facility matures July 19, 2015 and bears interest at a variable rate, which was 1.75% per annum at December 31, 2013. As of April 30, 2014, we had $25.0 million of outstanding borrowings under the Vantage II revolving credit facility. The Vantage II revolving credit facility matures November 8, 2016 and bears interest at a variable rate, which was 1.75% per annum at December 31, 2013.

        The $200 million Vantage I second lien term loan matures December 20, 2018 and bears interest at a variable rate, which was 8.5% per annum at December 31, 2013. On May 8, 2014, we entered into the $100 million Vantage II second lien term loan, which matures on May 8, 2017 and bears interest at a variable rate equal to LIBOR plus 7.5%.

        The outstanding borrowings under our revolving credit facilities and term loans were incurred to fund our development program. We may at any time reborrow amounts repaid under our revolving credit facilities, and we expect to do so to fund our development program.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase for any reason, we would use the additional net proceeds to first repay additional outstanding borrowings under our combined revolving credit facility and any remainder for general corporate purposes, including to fund a portion of our development program. If the proceeds decrease for any reason, then we would reduce by a corresponding amount the net proceeds directed to repay outstanding borrowings under our combined revolving credit facility.

        Affiliates of            and            are lenders under the Vantage I second lien term loan and are expected to be lenders under our combined revolving credit facility and will receive more than 5% of the net proceeds of this offering. Accordingly, this offering is being made in compliance with Rule 5121 of the FINRA. Please see "Underwriting (Conflicts of Interest)."

 DIVIDEND POLICY

        We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. Additionally, our combined revolving credit facility is expected to place certain restrictions on our ability to pay cash dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013:

  •
  on an actual basis for our predecessor, Vantage I;

  •
  on an as adjusted basis to give effect to the transactions described under "Corporate Reorganization"; and

  •
  on a pro forma basis to give further effect to (i) the sale of shares of our common stock by us in this offering at an assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds as set forth under "Use of Proceeds" and (ii) the expected amendment of the Vantage I revolving credit facility.

        The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with, and is qualified in its entirety by reference to, "Use of Proceeds" and our predecessor's historical audited consolidated financial statements and the unaudited pro forma financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of December 31, 2013
	Actual	As Adjusted		Pro Forma
	(In thousands, except share counts and par value)
Cash and cash equivalents(1)	$80,211	$		$
Long-term debt, including current maturities:
Vantage I revolving credit facility(2)	—		—		—
Vantage II revolving credit facility(2)	—		—		—
Vantage I second lien term loan(3)	198,000				—
Combined revolving credit facility	—		—

Total indebtedness	$198,000	$		$

Contingently redeemable Founders' units(4)	$5,787		$—		$—
Members'/Stockholders' equity:
Members' equity	$428,228		$—		$—
Preferred stock—$0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, as adjusted and pro forma	—		—		—
Common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; shares authorized, shares issued and outstanding, as adjusted; shares authorized, shares issued and outstanding, pro forma	—
Accumulated deficit	(109,881)

Total Members'/Stockholders' equity	$318,347	$		$

Total capitalization	$522,134	$		$

(1)
We intend to use a portion of the proceeds of this offering to repay the Vantage II second lien term loan and the outstanding borrowings under the Vantage II revolving credit facility. Please see "Use of Proceeds."

(2)
As of April 30, 2014, the outstanding amount under the Vantage I and Vantage II revolving credit facilities totaled $25.0 million, and we had $142.0 million of undrawn borrowing base. After giving effect to the consummation of the reorganization transactions described under "Corporate Reorganization" and the application of the net proceeds of this offering, we expect to have $             million of available borrowing capacity under our new combined revolving credit facility. As of April 30, 2014, $0.1 million of letters of credit were outstanding under our revolving credit facilities.

(3)
Net of approximately $2.0 million of issue discount, which will be amortized over the term of the loan.

(4)
Please see Note 9 to the audited consolidated financial statements of each of Vantage I and Vantage II included elsewhere in this prospectus for a description of the contingently redeemable Founders' units.

 DILUTION

        Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of December 31, 2013, after giving effect to the transactions described under "Corporate Reorganization." Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to our corporate reorganization. Assuming an initial public offering price of $            per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2013 would have been approximately $            million, or $            per share. This represents an immediate increase in the net tangible book value of $            per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $            per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2013 (after giving effect to our corporate reorganization)	$
Increase per share attributable to new investors in this offering

As adjusted pro forma net tangible book value per share after giving effect to our corporate reorganization and this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $            and increase (decrease) the dilution to new investors in this offering by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The following table summarizes, on an adjusted pro forma basis as of December 31, 2013, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at our initial public offering price of $            per share, calculated before deduction of estimated underwriting discounts and commissions:

Total Consideration
Shares Acquired
				Amount (in thousands)			Average Price Per Share
	Number	Percent			Percent
Existing owners			%	$		%	$
New investors in this offering
Total			%	$		%	$

        The above tables and discussion are based on the number of shares of our common stock to be outstanding as of the closing of this offering. The table does not reflect             shares of common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to                , or approximately        % of the total number of shares of common stock.

SELECTED HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA FINANCIAL DATA

        Vantage Energy Inc. was formed in May 2014 and does not have historical financial operating results. The following table shows summary historical consolidated financial data of our accounting predecessor, Vantage I, and summary unaudited pro forma financial data for the periods and as of the dates indicated.

        The summary historical consolidated financial data as of and for the years ended December 31, 2013 and 2012 were derived from the audited historical consolidated financial statements of our predecessor included elsewhere in this prospectus.

        The summary unaudited pro forma statements of operations data for the year ended December 31, 2013 has been prepared to give pro forma effect to (i) the reorganization transactions described under "Corporate Reorganization" and (ii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2013. The summary unaudited pro forma balance sheet data has been prepared to give pro forma effect to those transactions as if they had been completed as of December 31, 2013. These data are subject to and give effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

        You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization," the historical consolidated financial statements of our predecessor and the unaudited pro forma financial statements included elsewhere in this prospectus. Among other things, those historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

	Vantage I (Predecessor)		Vantage Energy Inc.
	Year Ended December 31,
			Pro Forma Year Ended December 31, 2013
	2013	2012
(in thousands, except per share data)
Statement of operations data:
Operating revenues:
Natural gas	$46,266	$23,068	$
Oil	5,152	2,473
NGL	6,599	8,370
Gas gathering revenues	99	(2)
Gain on commodity derivatives	8,074	3,495

Total operating revenues	66,190	37,404
Operating expenses:
Production and ad valorem taxes	3,225	1,858
Marketing and gathering	2,640	1,389
Lease operating and workover	10,946	9,503
Gas gathering operating expenses	325	—
General and administrative	3,698	4,524
Depreciation, depletion, amortization and accretion	22,283	16,604
Impairment of proved oil and gas properties	—	8,043

Total operating expenses	43,117	41,921

	Vantage I (Predecessor)		Vantage Energy Inc.
	Year Ended December 31,
			Pro Forma Year Ended December 31, 2013
	2013	2012
Operating income (loss)	23,073	(4,517)
Interest income, net	—	9
Interest expense, net of capitalized interest	(417)	—

Income (loss) before income taxes	22,656	(4,508)
Income tax expense (benefit)	—	—

Net income (loss)	$22,656	$(4,508)	$

Balance sheet data (at period end):
Cash	$80,211	$2,844	$
Total oil and gas properties, net	442,194	361,888
Total gas gathering system, net	17,290	9,040
Total assets	564,914	383,786
Total debt	198,000	50,000
Total Members' / Stockholders' capital	318,347	295,642
Net cash provided by (used in):
Operating activities	$43,981	28,349
Investing activities	(111,051)	(116,445)
Financing activities	144,437	87,821
Other financial data (unaudited):
Adjusted EBITDA(1)	$41,747	$24,833	$
Earnings per share—basic			$
Earnings per share—diluted			$

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income (loss), please see "Prospectus Summary—Summary Historical Consolidated and Unaudited Pro Forma Financial Data—Non-GAAP Financial Measure."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains "forward-looking statements" that reflect our future plans, estimates, beliefs and expected performance. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Some of the key factors which could cause actual results to vary from our expectations include changes in natural gas prices, the timing of planned capital expenditures, availability of acquisitions, uncertainties in estimating proved reserves and forecasting production results, operational factors affecting the commencement or maintenance of producing wells, the condition of the capital markets generally, as well as our ability to access them, and uncertainties regarding environmental regulations or litigation and other legal or regulatory developments affecting our business, as well as those factors discussed below and elsewhere in this prospectus, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. Please see "Cautionary Statement Regarding Forward-Looking Statements." Also, please see the risk factors and other cautionary statements described under the heading "Risk Factors" included elsewhere in this prospectus. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. Unless otherwise indicated, the historical financial information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations" speaks only with respect to our predecessor, Vantage I, and does not give pro forma effect to our corporate reorganization described in "Corporate Reorganization."

Overview

        We are a growth-oriented, independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties in the United States, with a focus on the Marcellus Shale, where we hold a concentrated acreage position in what we believe to be the core of the play in Greene County, Pennsylvania. Additionally, we have a sizeable position in what we believe to be the core of the Barnett Shale. We believe these areas are among the most prolific unconventional resource plays in North America, and are generally characterized by high well recoveries relative to drilling and completion costs, predictable production profiles, significant hydrocarbons in place and favorable operating environments.

        We utilize advanced well completion strategies and technologies, including pad drilling and downhole rotary steering, to optimize well economics and operational efficiencies. We believe that our horizontal drilling and completion expertise, coupled with the favorable geologic characteristics of our Marcellus and Barnett Shale acreage, positions us for continued strong results and growth. We have grown our net daily production from 18.1 MMcfe/d for the year ended December 31, 2011 to 63.3 MMcfe/d for the year ended December 31, 2013, representing a compounded annual growth rate of 86.8%. Our estimated average net daily production for the month of                        2014 was             MMcfe/d.

        We have assembled a largely contiguous acreage position of 48,701 net acres in what we believe to be the core of the Marcellus Shale in Greene County, Pennsylvania. In addition, our Barnett Shale assets consist of approximately 37,125 net acres, 22,593 of which are located in what we believe to be the core of the basin in Denton, Wise and Tarrant Counties in Texas. We currently have three rigs operating in the Marcellus Shale and two rigs operating in the Barnett Shale and expect to operate approximately that same number of rigs for the remainder of 2014. As of April 30, 2014, we had 1,074 identified drilling locations, including 423 in the Marcellus Shale, 312 in the Upper Devonian Shale and 339 in the Barnett Shale.

Factors That Significantly Affect Our Financial Condition and Results of Operations

        Our revenues are primarily derived from the sale of our natural gas and oil production, as well as the sale of NGLs that are extracted from our natural gas during processing. Our production revenues derive entirely from the continental United States. For the year ended December 31, 2013, our production revenues were comprised of approximately 80.0% from the production and sale of natural gas and 20.0% from the production and sale of oil and NGLs. Substantially all of our production is derived from natural gas wells which also produce NGLs and limited quantities of oil. Natural gas, oil and NGL prices are inherently volatile and are influenced by many factors outside of our control.

        We use commodity derivative instruments, such as swaps and collars, to manage and reduce price volatility and other market risks associated with our natural gas, NGL and oil production. These arrangements are structured to reduce our exposure to commodity price decreases, but they can also limit the benefit we might otherwise receive from commodity price increases. Our risk management activity is generally accomplished through over-the-counter commodity derivative contracts with large financial institutions. We currently use fixed price natural gas, NGL and oil swaps for which we receive a fixed swap price for future production in exchange for a payment of the variable market price received at the time future production is sold. The prices contained in natural gas derivative contracts are based on NYMEX Henry Hub, Inside FERC Dominion and Inside FERC West Texas ("WAHA"). The prices contained in NGL and oil derivative contracts are based on OPIS Mont Belvieu and NYMEX West Texas Intermediate ("WTI") prices, respectively. The NYMEX Henry Hub, Inside FERC Dominion and WAHA prices of natural gas and OPIS Mont Belvieu price of NGLs and NYMEX WTI price of oil are widely used benchmarks for the pricing of natural gas, NGL and oil, respectively, in the United States. The actual prices realized from the sale of natural gas, NGL's and oil differ from the quoted index prices as a result of basis differentials, which result from variances in regional natural gas, NGL and oil prices compared to index prices as a result of regional supply and demand factors. We are focused on maintaining an active hedging program to minimize volatility in cash flows and commodity prices and regional basis differential exposure in an effort to protect our capital investment program as well as expected future cash flows. As of December 31, 2013, Vantage I and Vantage II had entered into hedging contracts through 2015 covering a total of approximately 72 Bcfe of their projected natural gas, NGL and oil production at a weighted average price of $4.61 per Mcfe. We elected not to designate our current portfolio of commodity derivative contracts as hedges for accounting purposes. Therefore, changes in fair value of these derivative instruments are recognized in earnings. Please see "—Quantitative and Qualitative Disclosure About Market Risk" for additional discussion of our commodity derivative contracts.

        Like other businesses engaged in the exploration and production of oil and natural gas, we face the challenge of natural production declines. As initial reservoir pressures are depleted, natural gas and oil production from a given well naturally decreases. Thus, a natural gas and oil exploration and production company depletes part of its asset base with each unit of natural gas and oil it produces. We attempt to overcome this natural decline by drilling to find additional reserves and acquiring more reserves than we produce. Our future growth will depend on our ability to enhance production levels from our existing reserves and to continue to add reserves in excess of production in a cost effective manner. Our ability to make capital expenditures to increase production from our existing reserves and to add reserves through drilling is dependent on our capital resources and can be limited by many factors, including our ability to access capital in a cost effective manner and to timely obtain drilling permits and regulatory approvals.

        Our financial condition and results of operations, including the growth of production, cash flows and reserves, are driven by several factors, including:

  •
  success in drilling new wells;

  •
  natural gas, oil and NGLs prices;

  •
  the availability of attractive acquisition opportunities and our ability to execute them;

  •
  the amount of capital we invest in the leasing and development of our properties;

  •
  facility or equipment availability and unexpected downtime;

  •
  delays imposed by or resulting from compliance with regulatory requirements; and

  •
  the rate at which production volumes on our wells naturally decline.

Factors That Significantly Affect Comparability of Our Financial Condition and Results of Operations

        Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

        Corporate Reorganization.    The historical consolidated financial statements included in this prospectus are based on the financial statements of our accounting predecessor, Vantage I, prior to our corporate reorganization to be completed in connection with the completion of this offering. Please see "Corporate Reorganization." As a result, the historical financial data do not include the results of Vantage II and may not give you an accurate indication of what our actual results would have been if the transactions described in "Corporate Reorganization" had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. For more information, see the audited historical financial statements of Vantage II and the unaudited pro forma financial statements included elsewhere in this prospectus.

        Public Company Expenses.    Upon completion of this offering, we expect to incur direct, incremental general and administrative ("G&A") expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, SOX compliance fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs and independent director compensation. We estimate these direct, incremental G&A expenses will be approximately $2.5 million per year. These direct, incremental G&A expenses are not included in our historical results of operations.

        Income Taxes.    Vantage I, our accounting predecessor, is a limited liability company not subject to federal income taxes. Accordingly, no provision for federal income taxes has been provided for in our historical results of operations because taxable income was passed through to the members of Vantage I. Although we are a corporation under the Internal Revenue Code, subject to federal income taxes at a statutory rate of 35% of pretax earnings, we do not expect to report any income tax benefit or expense until the consummation of this offering. Based on our deductions primarily related to intangible drilling costs ("IDCs"), that are expected to exceed 2014 earnings, we expect to generate significant net operating loss assets.

        Increased Drilling Activity.    Our 2014 combined capital program is primarily focused on identifying and developing low-cost, high return natural gas drilling opportunities in order to grow production and cash flow. In 2014 we plan to invest a total of $502 million in our operations (including Vantage I and Vantage II). This represents a 46% increase over our aggregate $344 million 2013 capital expenditures for the two entities. We currently have three rigs operating in the Marcellus Shale and two rigs operating in the Barnett Shale, and we expect to operate approximately that same number for the remainder of 2014. This material increase in our activity levels between 2013 and 2014 could make our historical financial information even less indicative of future results. The ultimate amount of capital that we expend may fluctuate materially based on market conditions and our drilling results.

Sources of Revenues

        Our revenues are derived from the sale of natural gas, oil and NGLs and gathering and compression fees collected by our gas gathering system and include the effects of derivatives. Our revenues may vary significantly from period to period as a result of changes in volumes of production sold or changes in commodity prices.

        To achieve more predictable cash flows and to reduce our exposure to downward price fluctuations, we use derivative instruments to hedge future sales prices on a significant portion of our natural gas, oil and NGL production. We currently use fixed price natural gas swaps in which we receive a fixed price for future production in exchange for a payment of the variable market price received at the time future production is sold. At the end of each period we estimate the fair value of these swaps and, because we have not elected hedge accounting, we recognize the changes in the fair value of unsettled commodity derivative instruments in earnings at the end of each accounting period. We expect continued volatility in the fair value of these swaps.

        We normally sell a large portion of our production to a relatively small number of customers. For the year ended December 31, 2013, sales to ETC Marketing and Sequent Energy represented 32% and 22% of our total sales, respectively. For the year ended December 31, 2012, sales to ETC Marketing, Sequent Energy, Texas Energy Management and Devon Gas Services represented 31%, 16%, 14% and 14% of our total sales, respectively. Although a substantial portion of production is purchased by these major customers, we do not believe the loss of one or several of these customers would have a material adverse effect on our business, as oil and natural gas are fungible products with well-established markets and numerous purchasers.

Principal Components of our Cost Structure

  •
  Production and ad valorem taxes.  Production taxes are paid on produced natural gas, oil and NGLs based on a percentage of revenues from production sold at fixed rates established by federal, state or local taxing authorities. In general, the production taxes we pay correlate to the changes in natural gas, oil and NGLs revenues. We are also subject to ad valorem taxes in the counties where our production is located. Ad valorem taxes are generally based on the valuation of our natural gas and oil properties. Where available, we benefit from tax credits and exemptions in our various taxing jurisdictions.

  •
  Marketing and gathering.  These are costs incurred to bring natural gas to the market. Such costs include fees paid to third parties who operate low- and high-pressure gathering systems that transport our natural gas.

  •
  Lease operating and workover expenses.  These are the day to day operating costs incurred to maintain production of our natural gas and oil producing wells. Such costs include produced water disposal, maintenance and repairs. Cost levels for these expenses can vary based on supply and demand for oilfield services. The state of Pennsylvania imposes an impact fee on oil and gas production based on a formula applied towards individual wells. We record these impact fees in lease operating and workover expenses in the consolidated statement of operations.

  •
  General and administrative expense.  We expect that we will incur additional general and administrative expenses as a result of being a publicly-traded company. Please see "—Factors That Significantly Affect Our Financial Condition and Results of Operations." These costs include overhead, including payroll and benefits for our corporate staff, costs of maintaining our headquarters, costs of managing our production and development operations, franchise taxes, audit and other professional fees and legal compliance expenses.

  •
  Depreciation, depletion, amortization and accretion.  Depreciation, depletion, amortization and accretion ("DD&A") includes the systematic expensing of the capitalized costs incurred to acquire, explore and develop natural gas, oil and NGLs. As a "full cost" company all costs incurred in the acquisition, exploration and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and overhead related to exploration and development activities) are capitalized. Capitalized costs are depleted using the units of production method.

  •
  Impairment of proved oil and gas properties.  Under the full cost method we are required to perform a ceiling test for each cost center. If the net book value of our oil and gas properties exceeds the ceiling, a non-cash impairment is required.

  •
  Interest expense.  We have financed a portion of our working capital requirements and drilling activities with borrowings under our revolving credit facilities and term loan. As a result, we incur interest expense that is affected by the level of drilling, completion and acquisition activities, as well as fluctuations in interest rates and our financing decisions. We will likely continue to incur significant interest expense as we continue to grow. Additionally, we capitalized $2.8 million of interest expense for the year ended December 31, 2013.

  •
  Income tax expense.  Vantage I, our accounting predecessor, is a limited liability company not subject to federal income taxes. Accordingly, no provision for federal income taxes has been provided for in our historical results of operations because taxable income was passed through to the members of our predecessor. Although Vantage Energy Inc. is a corporation under the Internal Revenue Code, subject to federal income taxes at a statutory rate of 35% of pretax earnings, we do not expect to report any income tax benefit or expense until the consummation of this offering. Based on our deductions primarily related to IDCs that are expected to exceed 2014 earnings, we expect it to generate significant net operating loss assets and deferred tax assets. We may report and pay state income or franchise taxes in periods where our IDC deductions do not exceed our taxable income or where state income or franchise taxes are determined on another basis.

Corporate Reorganization

        In connection with the completion of this offering, it is possible that all performance, market and service conditions relative to the incentive membership interests held by certain of the Management Members in Vantage Investment I and Vantage Investment II would be probable. If that happens, we will recognize a non-cash charge for stock compensation expense.

Vantage I (Predecessor) Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

        Below are some highlights of our financial and operating results for the year ended December 31, 2013:

  •
  Our production volumes increased 28.3% to 16,010 MMcfe in the year ended December 31, 2013 compared to 12,482 MMcfe in the year ended December 31, 2012.

  •
  Our natural gas, oil and NGLs sales increased 71.1% to $58.0 million in the year ended December 31, 2013 compared to $33.9 million in the year ended December 31, 2012.

  •
  Our per unit lease operating and workover expenses decreased 10.5% to $0.68 per Mcfe in the year ended December 31, 2013 compared to $0.76 per Mcfe in the year ended December 31, 2012.

        The following table sets forth selected operating data for the year ended December 31, 2013 compared to the year ended December 31, 2012:

	Vantage I (Predecessor)
	For the Year Ended December 31,
			Amount of Change
(in thousands)	2013	2012
Revenues:
Natural gas, oil and NGL sales	$58,017	$33,911	$24,106
Gathering revenues	99	(2)	101
Gain on commodity derivatives	8,074	3,495	4,579

Total revenues	66,190	37,404	28,786
Operating expenses:
Production and ad valorem	3,225	1,858	1,367
Marketing and gathering	2,640	1,389	1,251
Gathering system	325	—	325
Lease operating and workover	10,946	9,503	1,443
General and administrative	3,698	4,524	(826)
Depreciation, depletion, amortization and accretion	22,283	16,604	5,679
Impairment of proved oil and gas properties	—	8,043	(8,043)

Total operating expenses	43,117	41,921	1,196

Operating income (loss)	23,073	(4,517)	27,590

Interest (expense) income:
Interest income, net	—	9	(9)
Interest expense, net of capitalized interest	(417)	—	(417)

Total interest (expense) income	(417)	9	(426)

Net income (loss)	$22,656	$(4,508)	$27,164

	Vantage I (Predecessor) For the Year Ended December 31,
			Amount of Change
	2013	2012
Revenues (in thousands):
Natural gas	$46,266	$23,068	$23,198
Oil	5,152	2,473	2,679
NGLs	6,599	8,370	(1,771)

Total sales	$58,017	$33,911	$24,106
Production data:
Natural gas (MMcf)	14,246	10,694	3,552
Oil (MBbls)	54	27	27
NGLs (MBbls)	240	271	(31)
Total (MMcfe)	16,010	12,482	3,528
Average prices before effects of hedges per Mcfe:
Natural gas	$2.89	$1.85	$1.04
Oil	0.32	0.20	0.12
NGLs	0.41	0.67	(0.26)
Total	$3.62	$2.72	$0.90
Average realized prices after effects of hedges per Mcfe(1):
Natural gas	$3.09	$2.37	$0.72
Oil	0.32	0.25	0.07
NGLs	0.49	0.75	(0.26)
Total	$3.90	$3.37	$0.53
Average costs per Mcfe:
Production and ad valorem taxes	$0.20	$0.15	$0.05
Marketing and gathering	0.16	0.11	0.05
Lease operating and workover	0.68	0.76	(0.08)
General and administrative	0.23	0.36	(0.13)
Depreciation, depletion, amortization and accretion	1.39	1.33	0.06

(1)
The effect of hedges includes realized gains and losses on commodity derivative transactions.

        Natural gas, oil and NGL sales revenues.    Sales revenues increased $24.1 million over the prior year primarily due to an increase in production of 3,528 MMcfe and a 33.1% increase in average prices before the effect of hedges. Natural gas revenues increased $23.2 million over the prior year. Of the increase, $7.7 million was due to increased production resulting from a significant acceleration of our drilling and completion program in the Marcellus and Barnett Shale's and $15.5 million was due to an increase in average prices before the effect of hedges. Oil and NGL revenues increased $0.9 million due to increased oil production, partially offset by lower NGL production and lower oil and NGL prices. Of the increase, $1.5 million was due primarily to increased oil production in the Barnett Shale offset by $(0.6) million primarily due to lower NGL prices.

        Gathering system revenue and expenses.    Revenues and expenses associated with our gathering operations increased over the prior year primarily due to our expansion of the gathering system to support our operations.

        Gain on derivative instruments.    The $8.1 million gain on derivative contracts in 2013 was comprised of $3.6 million in unrealized gains and $4.5 million of settlements received on contracts. In

2012, the $3.5 million gain was comprised of $4.7 million in unrealized losses offset by $8.2 million of settlements received on contracts.

        Production and ad valorem taxes.    Production and ad valorem taxes increased $1.4 million over the prior year primarily due to our expanded drilling program and increased production of 3,528 MMcfe during the period.

        Marketing and gathering.    Marketing and gathering expenses increased $1.3 million over the prior year primarily due to increased gathering, compression and transportation associated with the increased production in natural gas.

        Lease operating and workover expenses.    Lease operating and workover expenses increased $1.4 million over the prior year primarily due to the increased well count and production. On a per unit basis, our costs have decreased from $0.76 per Mcfe in 2012 to $0.68 per Mcfe in 2013. The decreased cost per unit is a result of new lower-cost wells coming on line in 2013 and as a direct result of our efforts to reduce costs such as entering into master service agreements and other long-term contracts with our critical vendors.

        General and administrative expense.    General and administrative expenses decreased $0.8 million from $4.5 million in 2012 to $3.7 million in 2013. While we experienced additional personnel to support our growth activities we were able to reduce overall G&A expenses through reduction of consultants and corporate office expense and through the sharing of costs with Vantage II per a management services agreement.

        Depreciation, depletion and amortization.    The increase of $5.7 million was a result of higher average capitalized costs of $101.4 million in 2013 compared to 2012. The increase in capitalized costs is consistent with our expanded drilling program and increased production of 3,528 MMcfe during the period. Depreciation on our gathering system increased $0.7 million primarily due to our acquisition of the gathering system in late 2012 and due to an $8.9 million increase in capitalized costs in 2013 compared to 2012.

        Impairment of proved oil and gas properties.    The decrease of $8.0 million was a result of a required ceiling test write-down in 2012 due to capitalized costs being higher than the ceiling threshold. We did not have an impairment of proved oil and gas properties in 2013, as capitalized costs were below the ceiling threshold.

        Interest expense.    The increase of $0.4 million was primarily attributable to higher levels of average borrowings outstanding during the 2013 period in order to fund our drilling programs and certain interest costs being expensed as opposed to capitalized, in accordance with GAAP.

Pro Forma Capital Resources and Liquidity

        Our primary sources of liquidity have been equity contributions from our Existing Owners, cash generated by our operations, borrowings under our revolving credit facilities and proceeds from the Vantage I second lien term loan and the Vantage II second lien term loan. Our primary use of capital has been the acquisition and development of natural gas, oil and NGLs properties. As we pursue reserve and production growth, we monitor which capital resources, including equity and debt financings, are available to us to meet our future financial obligations, planned capital expenditure activities and liquidity requirements. We also expect to fund a portion of these requirements with cash flow from operations as we continue to bring additional production online.

        Our future success in growing proved reserves and production will be highly dependent on the capital resources available to us. In 2014, we plan to invest $502 million in our operations (including Vantage I and Vantage II), including $412 million for drilling and completion, $31 million for leasehold acquisitions, $5 million for seismic and other activities and $54 million related to our gathering, compression and other midstream operations. This represents a 46% increase over our $344 million 2013 combined capital expenditures. We have not allocated any capital spending to properties other than our primary Marcellus and Barnett Shale operations. After giving effect to this offering, we expect to fund our 2014 capital expenditures with cash generated by operations, available capacity under our combined revolving credit facility and a portion of the net proceeds of this offering. Our 2014 capital budget may be further adjusted as business conditions warrant. The amount, timing and allocation of capital expenditures is largely discretionary and within our control. If natural gas, oil and NGLs prices decline to levels below our acceptable levels, or costs increase to levels above our acceptable levels, we could choose to defer a significant portion of our budgeted capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that we believe will have the highest expected rates of return and potential to generate near-term cash flow. We routinely monitor and adjust our capital expenditures in response to changes in commodity prices, availability of financing, drilling and acquisition costs, industry conditions, the timing of regulatory approvals, the availability of rigs, success or lack of success in drilling activities, contractual obligations including drilling commitments, internally generated cash flow and other factors both within and outside our control.

        After giving effect to this offering, we believe that operating cash flows, available capacity under our combined revolving credit facility and cash on hand should be sufficient to fully fund our capital expenditure budgets for 2014 and 2015 and meet our cash requirements, including normal operating needs, debt service obligations and commitments and contingencies. However, to the extent that we consider market conditions favorable, we may access the capital markets to raise capital from time to time to fund acquisitions, pay down our combined revolving credit facility and for general working capital purposes.

        Please see "—Debt Agreements" for additional details on our outstanding borrowings and available liquidity under our various financing arrangements.

Predecessor Cash Flow Provided by Operating Activities

        Net cash provided by operating activities was $44.0 million for the year ended December 31, 2013, compared to $28.3 million of net cash provided by operating activities for the year ended December 31, 2012. The change in operating cash flow was primarily the result of a $27.2 million increase in net income (loss) for the year ended December 31, 2013 compared to December 31, 2012.

Predecessor Cash Flow Used In Investing Activities

        During the years ended December 31, 2013 and 2012, cash flows used in investing activities were $111.1 million and $116.4 million, respectively. The decrease is primarily related to our capital expenditures for drilling, development and acquisition costs of oil and gas properties and our gas gathering system.

Predecessor Cash Flow Provided By Financing Activities

        Net cash provided by financing activities of $144.4 million during the year ended December 31, 2013 was primarily attributable to net borrowings under debt agreements as further described in "—Debt Agreements" below. Net cash provided by financing activities of $87.8 million during the year ended December 31, 2012 was primarily the result of additional member equity contributions.

Debt Agreements

  Vantage I Revolving Credit Facility

        On December 20, 2013, Vantage I entered into a second amended and restated revolving credit facility with Wells Fargo Bank, N.A., as administrative agent, and a syndicate of lenders with a maximum credit amount of $750 million and a sublimit for letters of credit of the lesser of $50 million or the borrowing base. As of December 31, 2013, the sublimit for the letters of credit was $50 million. The amount available to be borrowed under the revolving credit facility is subject to a borrowing base that is redetermined semiannually each May and November and depends on the volumes of Vantage I's proved oil and gas reserves and estimated cash flows from these reserves and commodity derivative positions. The next redetermination is scheduled to occur in November 2014. As of December 31, 2013, the borrowing base was $140 million. As of December 31, 2013, Vantage I had letters of credit of $0.1 million outstanding under its revolving credit facility. The revolving credit facility matures July 19, 2015.

        Principal amounts borrowed are payable on the maturity date, and interest is payable quarterly for base rate loans and at the end of the applicable interest period for Eurodollar loans. Vantage I has a choice of borrowing in Eurodollars or at the base rate. Eurodollar loans bear interest at a rate per annum equal to LIBOR plus an applicable margin ranging from 175 to 275 basis points, depending on the percentage of the borrowing base utilized. Base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus an applicable margin ranging from 75 to 175 basis points, depending on the percentage of the borrowing base utilized. Vantage I may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

        The credit facility is secured by liens on substantially all of Vantage I's properties and guarantees from its subsidiaries other than any subsidiary that it has designated as an unrestricted subsidiary. The credit facility contains restrictive covenants that may limit Vantage I's ability to, among other things:

  •
  incur additional indebtedness;

  •
  sell assets;

  •
  make loans to others;

  •
  make investments;

  •
  enter into mergers;

  •
  make or declare dividends;

  •
  hedge future production or interest rates;

  •
  incur liens; and

  •
  engage in certain other transactions without the prior consent of the lenders.

        The credit facility also requires Vantage I to maintain the following four financial ratios, which are measured at the end of each calendar quarter:

  •
  a current ratio, which is the ratio of its consolidated current assets (includes unused commitment under the credit facility and excludes derivative assets) to its consolidated current liabilities, of not less than 1.0 to 1.0 at the end of each fiscal quarter;

  •
  a leverage ratio, which is the ratio of its Consolidated Debt (as defined in our amended revolving credit facility) to Adjusted Consolidated EBITDA for such quarter multiplied by four minus certain non-recurring extraordinary charges, of not greater than 4.0 to 1.0;

  •
  a minimum interest coverage ratio, which is the ratio of Adjusted Consolidated EBITDA for such quarter multiplied by four minus certain non-recurring extraordinary charges to consolidated interest charges multiplied by four, of not less than 2.5 to 1.0; and

  •
  a minimum asset coverage ratio, which is the ratio of the present value of Vantage I's oil and gas reserves (discounted at 10% per annum) to Consolidated Debt (excluding cash and cash equivalents) of not less than 1.5 to 1.0, and the present value of its oil and gas reserves (discounted at 10% per annum), but excluding its proved undeveloped reserves, of not less than $140 million.

        Vantage I was in compliance with such covenants and ratios as of December 31, 2013.

        In connection with the completion of this offering, we expect to enter into an amended and restated credit agreement that will combine the Vantage II revolving credit facility with the Vantage I revolving credit facility. We intend to use a portion of the proceeds of this offering to repay borrowings outstanding under that combined revolving credit facility.

  Vantage II Revolving Credit Facility

        On November 29, 2012, Vantage II entered into a revolving credit facility with Wells Fargo Bank, N.A., as administrative agent and lender, with a maximum credit amount of $500 million and a sublimit for letters of credit of the lesser of $50 million or the borrowing base. As of December 31, 2013, the sublimit for the letters of credit was $27 million. As of December 31, 2013, Vantage II had no borrowings or letters of credit outstanding under its revolving credit facility. The revolving credit facility matures November 8, 2016.

        Eurodollar loans bear interest at a rate per annum equal to LIBOR plus an applicable margin ranging from 175 to 275 basis points, depending on the percentage of the borrowing base utilized. Base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus an applicable margin ranging from 75 to 175 basis points, depending on the percentage of the borrowing base utilized. Vantage II may repay any amounts borrowed prior to the maturity date without any premium or penalty other than customary LIBOR breakage costs.

        In connection with the completion of this offering, we expect to enter into an amendment that will combine the Vantage II revolving credit facility with the Vantage I revolving credit facility. We intend to use a portion of the proceeds of this offering to repay borrowings outstanding under that combined revolving credit facility.

  Vantage I Second Lien Term Loan

        On December 20, 2013, Vantage I entered into a second lien term loan credit facility with Credit Suisse AG, Cayman Islands Branch, as administrative agent, and a syndicate of lenders in an aggregate principal amount of $200 million. As of December 31, 2013, the effective interest rate was 8.5% and $200 million remained outstanding under the term loan facility. The term loan facility matures on December 20, 2018.

        We intend to use a portion of the proceeds of this offering to repay and retire the Vantage I second lien term loan facility.

  Vantage II Second Lien Term Loan

        On May 8, 2014, Vantage II entered into a second lien term loan credit facility with affiliates of GSO Capital Partners LP in an aggregate principal amount of $100 million. The term loan facility bears interest at a rate of LIBOR plus 7.5% (subject to a minimum LIBOR rate of 1.0%) and matures on May 8, 2017.

        We intend to use a portion of the proceeds of this offering to repay and retire the Vantage II second lien term loan facility.

Commodity Derivative Activities

        Our primary market risk exposure is in the prices we receive for our natural gas, oil and NGL production. Realized pricing is primarily driven by the spot regional market prices applicable to our U.S. natural gas, oil and NGL production. Pricing for natural gas and oil production has been volatile and unpredictable for several years, and we expect this volatility to continue in the future. The prices we receive for production depend on many factors outside of our control, including volatility in the differences between product prices at sales points and the applicable index price.

        To mitigate the potential negative impact on our cash flow caused by changes in natural gas, oil and NGL prices, we have entered into financial commodity derivative contracts in the form of swaps basis swaps to ensure that we receive minimum prices for a portion of our future natural gas, oil and NGL production when management believes that favorable future prices can be secured. We typically hedge the NYMEX Henry Hub, Inside FERC Dominion or Inside FERC WAHA price for natural gas, NYMEX WTI price for oil and NYMEX OPIS price for NGLs.

        Our hedging activities are intended to support natural gas, oil and NGL prices at targeted levels and to manage our exposure to natural gas, oil and NGL price fluctuations. Under swap contracts, the counterparty is required to make a payment to us for the difference between the swap price specified in the contract and the settlement price, which is based on market prices on the settlement date, if the settlement price is below the swap price. We are required to make a payment to the counterparty for the difference between the swap price and the settlement price if the swap price is below the settlement price. For a description of our commodity derivative contracts, please see Note 6 to the audited consolidated financial statements of our predecessor as of and for the year ended December 31, 2013 included elsewhere in this prospectus.

        By using derivative instruments to hedge exposures to changes in commodity prices, we expose ourselves to the credit risk of our counterparties. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is expected to owe us, which creates credit risk. To minimize the credit risk in derivative instruments, it is our policy to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. The creditworthiness of our counterparties is subject to periodic review. We have derivative instruments in place with two different counterparties. As of December 31, 2013, for Vantage I and Vantage II, our contracts with Wells Fargo accounted for 73% of the net fair market value of our derivative assets. We believe Wells Fargo currently is an acceptable credit risk. We are not required to provide credit support or collateral to Wells Fargo under current contracts, nor are they required to provide credit support or collateral to us. As of December 31, 2013 and 2012, we did not have any past due receivables from counterparties.

Contractual Obligations

        A summary of our contractual obligations as of December 31, 2013 (for both Vantage I and Vantage II) is provided in the following table, which does not reflect the Vantage II second lien term loan or this offering or the use of proceeds therefrom.

	Payments Due by Period For the Year Ended December 31,
	2014	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Revolving credit facilities(1)	$—	$—	$—	$—	$—	$—	$—
Vantage I second lien term loan facility(1)	—	—	—	—	200,000	—	200,000
Drilling rig commitments(2)	9,061	8,970	—	—	—	—	18,031
Gathering agreements(3)	9,882	8,763	7,297	4,361	829	—	31,132
Asset retirement obligations(4)	1,004	—	—	—	—	14,150	15,154
Other(5)	198	—	—	—	—	—	198

Total	$20,145	$17,733	$7,297	$4,361	$200,829	$14,150	$264,515

(1)
Includes outstanding principal amounts at December 31, 2013. This table does not include future commitment fees, amortization of deferred financing costs, interest expense or other fees on these facilities because they are floating rate instruments and we cannot determine with accuracy the timing of future loan advances, repayments or future interest rates to be charged

(2)
As of December 31, 2013, we had contracts for rig services which expire at various dates from 2014 through 2015. The values in the table represent the gross amounts that we are committed to pay; however, we will record in our financial statements our proportionate share of costs based on our working interest.

(3)
Relate to three agreements with third parties with respect to our Barnett Shale operations in Tarrant County, Texas.

(4)
Represents gross retirement costs with no discounting impact. We have not included the long-term asset retirement obligations because we are not able to precisely predict the timing of these amounts.

(5)
Represents operating leases associated with field compression.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements of our predecessor, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. See Note 1 of the notes to the audited consolidated financial statements of Vantage I for an expanded discussion of our significant accounting policies and estimates made by management.

Revenue Recognition

        Crude oil, natural gas and NGL revenues are recognized when delivery has occurred, title has transferred and collection is probable. We account for crude oil, natural gas and NGL sales using the "entitlements method." Under the entitlements method, revenue is recorded based upon our ownership share of volumes sold, regardless of whether it has taken its ownership share of such volumes. We record a receivable or a liability to the extent it receives less or more than its share of the volumes and related revenue. Any amount received in excess of our share is treated as a liability. If we receive less than its entitled share, the underproduction is recorded as a receivable. We sell the majority of our products soon after production at various locations, including the wellhead, at which time title and risk of loss pass to the buyer.

        Our gathering revenues are generated from gathering and compressing natural gas. We provide gathering services and compression services under fee-based arrangements.

Oil and Gas Properties

        We follow the full-cost method of accounting for natural gas and crude oil properties.

        All costs associated with property acquisition, exploration, and development activities are capitalized. Exploration and development costs include dry hole costs, geological and geophysical costs, direct overhead related to exploration and development activities, and other costs incurred for the purpose of finding oil and gas reserves. Salaries and benefits paid to employees directly involved in the exploration and development of properties, as well as other internal costs that can be directly identified with acquisition, exploration, and development activities, are also capitalized. We capitalized certain internal costs of approximately $1.9 million and $1.8 million, respectively, during the years ended December 31, 2013 and 2012.

        Costs of acquiring unproved oil and gas properties are initially excluded from the depletable base and are assessed at each reporting period to ascertain whether impairment has occurred. When proved reserves are assigned to the property or the property is considered to be impaired, the costs of the property or the amount of impairment is added to the depletable base.

        Capitalized costs, as adjusted for estimated future development costs and estimated asset retirement costs, less estimated salvage values, are depreciated, depleted, and amortized using the units-of-production method based on estimated proved reserves as determined by petroleum engineers. The costs of wells-in-progress and unevaluated properties, including any related capitalized interest and internal costs, are not amortized. For the purposes of this calculation, crude oil and natural gas liquid reserves and production are converted to equivalent volumes of natural gas based on the relative energy content of one barrel to six thousand cubic feet of gas. Proceeds from the disposal of properties are normally deducted from the full-cost pool without recognition of gains or losses, except under circumstances where the deduction would significantly alter the relationship between capitalized costs and proved reserves of the cost center, in which case a gain or loss is recorded.

        Full cost accounting rules require us to perform a "ceiling test" calculation to test its oil and gas properties for possible impairment. The primary components impacting the calculation are commodity prices, reserve quantities added and produced, overall exploration and development costs and depletion expense. If the net capitalized cost of our oil and gas properties subject to amortization (the "carrying value") exceeds the ceiling limitation, the excess would be charged to expense. The ceiling limitation is equal to the sum of the present value discounted at 10% of estimated future net cash flows from proved reserves, the cost of properties not being amortized, the lower of cost or estimated fair value of unproven properties included in the costs being amortized, and all related income tax effects. The present value of estimated future net revenues is computed by applying the average first-day-of-the-month oil and gas price during the 12-month period ended December 31, 2013 to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves, assuming the continuation of existing economic conditions. As of December 31, 2013, the full-cost pool did not exceed the ceiling limitation. As of December 31, 2012, the full-cost pool exceeded the ceiling limitation by $8.0 million and was recorded as an impairment of proved oil and gas properties in the accompanying consolidated statements of operations.

Natural Gas, NGL and Oil Reserve Quantities and Standardized Measure of Future Cash Flows

        Our independent reserve engineers and internal technical staff prepare the estimates of natural gas, NGL, and oil reserves and associated future net cash flows. Current accounting guidance allows only proved natural gas, NGL, and oil reserves to be included in our financial statement disclosures. The SEC has defined proved reserves as the estimated quantities of natural gas, NGL, and oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Our independent reserve engineers and internal technical staff must make a number of subjective assumptions based on their professional judgment in developing reserve estimates. Reserve estimates are updated annually and consider recent production levels and other technical information about each field. Natural gas, NGL, and oil reserve engineering is a subjective process of estimating underground accumulations of natural gas, NGL, and oil that cannot be precisely measured. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Periodic revisions to the estimated reserves and future cash flows may be necessary as a result of a number of factors, including reservoir performance, new drilling, natural gas, NGL, and oil prices, cost changes, technological advances, new geological or geophysical data, or other economic factors. Accordingly, reserve estimates are generally different from the quantities of natural gas, NGL, and oil that are ultimately recovered. We cannot predict the amounts or timing of future reserve revisions. If such revisions are significant, they could significantly affect future amortization of capitalized costs and result in impairment of assets that may be material.

Asset Retirement Obligations

        Asset retirement obligations relate to future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost of such liability is recorded as an increase in the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period and the capitalized cost is depleted as part of the full cost pool. Revisions to estimated asset retirement obligations result in adjustments to the related capitalized asset and corresponding liability.

Equity Incentives

        Certain of the Management Members hold incentive membership interests in Vantage I and Vantage II that currently have rights to participate in certain distribution events of Vantage I and Vantage II if sufficient valuation thresholds are met. Historically, we have accounted for these incentive membership interests as a profits interests plan and did not record stock compensation expense because the satisfaction of all performance, market and service conditions, which would only occur upon a liquidating event, was not probable.

        In connection with the completion of this offering, it is possible that all performance, market and service conditions relative to the incentive membership interests held by certain of the Management Members in Vantage Investment I and Vantage Investment II would be probable. If that happens, we will recognize a non-cash charge for stock compensation expense.

Income Taxes

        Vantage I, our accounting predecessor, is a multi-member limited liability company not subject to federal income taxes. Accordingly, no provision for federal income taxes has been provided for in our historical results of operations because taxable income was passed through to the members of Vantage I. Although Vantage Energy Inc. is a corporation under the Internal Revenue Code, subject to federal income taxes at a statutory rate of 35% of pretax earnings, we do not expect to report any income tax benefit or expense until the consummation of this offering. Based on our deductions primarily related to IDCs that are expected to exceed 2014 earnings, we expect to generate significant net operating loss assets and deferred tax liabilities.

        We account for uncertainty in income taxes in accordance with generally accepted accounting principles, which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the consolidated financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Only tax positions that meet a more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized.

        Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. No interest or penalties have been assessed as of December 31, 2013. Vantage I's information returns for tax years subject to examination by tax authorities include 2009 and 2010 through the current year for state and federal tax reporting purposes, respectively.

Jumpstart Our Business Startups Act of 2012

        The JOBS Act permits us, as an "emerging growth company," to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have irrevocably opted out of the extended transition period.

Internal Controls and Procedures

        We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act.

Quantitative and Qualitative Disclosure about Market Risk

        The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risk. The term "market risk" refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for hedging purposes, rather than for speculative trading.

Commodity Price Risk and Hedges

        The following tables detail the financial derivative contracts that Vantage I had in place as of December 31, 2013:

	Quantity
					Contract Period	Estimated Fair Value
Commodity	Remaining	Units	Prices	Price Index
Crude oil swaps	181,119	Bbl	$83.50-$90.80	NYMEX WTI	1/14-12/15	$(224)

Natural gas swaps
Dominion	1,779,411	MMBtu	$3.52-$3.75	Dominion Southpoint	1/14-12/15	611
TETCO M1	503,500	MMBtu	$3.40-$3.73	TETCO MI Kosi	1/14-12/15	(260)
WAHA	35,925,870	MMBtu	$3.72-$4.19	WAHA	1/14-12/15	2,653
NYMEX Henry Hub	29,423,593	MMBtu	$4.02-$4.29	NYMEX Henry Hub	1/14-12/15	2,610

Total	67,632,374					5,614

NGLs
Ethane	3,290,760	Gal	$0.65	OPIS MB Ethane	1/14-12/15	1,203
Propane	12,643,376	Gal	$0.65-$0.95	OPIS MB Propane	1/14-12/15	(2,292)
IsoButane	2,187,578	Gal	$0.65-$1.57	OPIS MB IsoButane	1/14-12/15	163
Normal butane	3,889,898	Gal	$0.65-$1.50	OPIS MB NButane	1/14-12/15	204
Natural gasoline	4,623,398	Gal	$0.65-$1.91	OPIS MB Nat Gasoline	1/14-12/15	(1,002)

Total	26,635,010					(1,724)

Grand total						$3,666

        While these contracts limit the downside risk of adverse price movements, they may also limit future revenues from favorable price movements.

        Under the terms of Vantage I's revolving credit facility, the form of commodity derivative instruments to be entered into is in Vantage I's discretion, subject to certain maximum limitations.

        For a discussion of how we use financial commodity derivative contracts to mitigate some of the potential negative impact on our cash flow caused by changes in natural gas, NGL and oil prices, please see "—Pro Forma Capital Resources and Liquidity—Commodity Derivative Activities."

Interest Rate Risks

        At December 31, 2013, we had no indebtedness outstanding under either the Vantage I or Vantage II revolving credit facility. We have a choice of borrowing in Eurodollars or at the base rate. Under the Vantage I revolving credit facility, Eurodollar loans bear interest at a rate per annum equal to LIBOR plus an applicable margin ranging from 175 to 275 basis points, depending on the percentage of the borrowing base utilized. Base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus an applicable margin ranging from 75 to 175 basis points, depending on the percentage of the borrowing base utilized. Under the Vantage II revolving credit facility, Eurodollar loans bear interest at a rate per annum equal to LIBOR plus an applicable margin ranging from 175 to 275 basis points, depending on the percentage of the borrowing base utilized. Base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus an applicable margin ranging from 75 to 175 basis points, depending on the percentage of the borrowing base utilized.

        As of December 31, 2013, we had indebtedness outstanding under the Vantage I second lien term loan of $200 million which bears interest at a floating rate. The interest rate on this indebtedness as of December 31, 2013 was approximately 8.5%. Interest is payable in arrears at the end of each quarter and on the maturity date. We have a choice of borrowing in Eurodollars or at the base rate. Eurodollar loans bear interest at a rate per annum equal to the Adjusted LIBOR rate plus 750 basis points with a minimum Adjusted LIBOR rate of 1.00%. Base rate loans bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus 650 basis points. As of December 31, 2013, the Adjusted LIBOR rate was approximately 1.00%, which is the minimum Adjusted LIBOR rate on the term loan. Accordingly, a 100 basis point increase in the Adjusted LIBOR rate would not materially change our interest expense. Based on the outstanding balance on the term loan as of December 31, 2013, a 100 basis point increase in the Adjusted LIBOR rate beyond the minimum Adjusted LIBOR rate of 1.00% would increase interest expense by $2.0 million per year.

        On May 8, 2014, Vantage II entered into a second lien term loan credit facility with affiliates of GSO Capital Partners LP in an aggregate principal amount of $100 million. Please see "—Debt Agreements—Vantage II Second Lien Term Loan."

        We do not currently have any derivatives in place to mitigate the effects of interest rate risk. We may implement an interest rate hedging strategy in the future.

Counterparty and Customer Credit Risk

        Our natural gas and oil derivative contracts expose us to credit risk in the event of nonperformance by counterparties. While our predecessor does not require our counterparties to our derivative contracts to post collateral, our predecessor does evaluate the credit standing of such counterparties as it deems appropriate. We plan to continue to evaluate the credit standings of our counterparties in a similar manner. The counterparties to our predecessor's derivative contracts currently in place have investment grade ratings.

        Our principal exposures to credit risk are through receivables resulting from joint interest receivables ($5.2 million at December 31, 2013) and receivables from the sale of our natural gas, oil and NGLs production ($8.3 million in receivables at December 31, 2013) due to the concentration of its natural gas, oil and NGLs receivables with several significant customers. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit quality of our customers is high.

        Joint operations receivables arise from billings to entities that own partial interests in the wells we operate. These entities participate in our wells primarily based on their ownership in leases on which we intend to drill. We have little ability to control whether these entities will participate in our wells.

Off-Balance Sheet Arrangements

        Currently, neither we, our predecessor nor Vantage II have off-balance sheet arrangements.

BUSINESS

Our Company

        We are a growth-oriented, independent oil and natural gas company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties in the United States, with a focus on the Marcellus Shale, where we hold a concentrated acreage position in what we believe to be the core of the play in Greene County, Pennsylvania. Additionally, we have a sizeable position in what we believe to be the core of the Barnett Shale. We believe these areas are among the most prolific unconventional resource plays in North America, and are generally characterized by high well recoveries relative to drilling and completion costs, predictable production profiles, significant hydrocarbons in place and favorable operating environments.

        Our management team has a proven track record of implementing technically driven growth strategies to target best-in-class returns in some of the most prominent unconventional plays across the United States. Roger Biemans, our Chairman and Chief Executive Officer, and Tom Tyree, our President and Chief Financial Officer, founded our company with investments from affiliates of Quantum Energy Partners, Riverstone Holdings LLC and Lime Rock Partners. We made our initial entry into the Barnett Shale in 2007 and the Marcellus Shale in 2010. Since then, we have been committed to a strategy of disciplined growth through acquisitions and development drilling in the highest quality areas of these plays.

        We utilize advanced well completion strategies and technologies, including pad drilling and downhole rotary steering, to optimize well economics and operational efficiencies. We believe that our horizontal drilling and completion expertise, coupled with the favorable geologic characteristics of our Marcellus and Barnett Shale acreage, positions us for continued strong results and growth. We have grown our net daily production from 18.1 MMcfe/d for the year ended December 31, 2011 to 63.3 MMcfe/d for the year ended December 31, 2013, representing a compounded annual growth rate of 86.8%. Our estimated average net daily production for the month of                        2014 was             MMcfe/d.

        We have assembled a largely contiguous acreage position of 48,701 net acres in what we believe to be the core of the Marcellus Shale in Greene County, Pennsylvania. In addition, our Barnett Shale assets consist of approximately 37,125 net acres, 22,593 of which are located in what we believe to be the core of the basin in Denton, Wise and Tarrant Counties in Texas. We currently have three rigs operating in the Marcellus Shale and two rigs operating in the Barnett Shale and expect to operate approximately that same number of rigs for the remainder of 2014. As of April 30, 2014, we had 1,074 identified drilling locations, including 423 in the Marcellus Shale, 312 in the Upper Devonian Shale and 339 in the Barnett Shale.

Our Properties

Marcellus Shale

        The Appalachian Basin, which covers over 185,000 square miles in portions of Kentucky, Tennessee, Virginia, West Virginia, Ohio, Pennsylvania and New York, is considered a highly attractive energy resource producing region with a long history of oil, natural gas and coal production. More importantly, the Appalachian Basin is strategically located near the high energy demand markets of the northeast United States, which has historically resulted in higher realized sales prices due to the reduced transportation costs a purchaser must incur to transport commodities to end users. Over the past five years, the focus of many producers has shifted from the younger, shallower conventional sandstone and carbonate reservoirs in the Appalachian Basin to the older, deeper Marcellus Shale and the newly emerging Utica Shale plays, which has driven production growth in the basin. According to the U.S. Energy Information Administration, natural gas production in the Marcellus Shale in March 2014 exceeded 14 Bcf/d, making it the largest unconventional gas play in the world.

        The productive limits of the Marcellus Shale cover over 90,000 square miles within Pennsylvania, West Virginia, Ohio and New York. We believe that the Marcellus Shale is a premier North American shale play due to its high well recoveries relative to drilling and completion costs, broad aerial extent, high-quality reservoir characteristics and significant hydrocarbon resources in place.

        The Marcellus Shale is a black, organic-rich shale deposit generally productive at depths between 5,500 and 10,000 feet. Production from the brittle, gas-charged shale reservoir is best derived from hydraulically fractured horizontal wellbores that exceed 2,000 feet in lateral length and involve multistage fracture stimulations. The geology of the Marcellus Shale is analogous to the Barnett, Woodford and Fayetteville Shales.

        Within the Marcellus Shale, all 48,701 of our net acres are located in Greene County, Pennsylvania, which we believe constitutes the core of the play. Based on our drilling results, as well as drilling results publicly released by other operators, we believe that Greene County offers some of the most attractive single-well rates of return in North America. We are focused on infill lease acquisitions that will consolidate our acreage, increase effective lateral lengths and result in operational efficiencies. Additionally, compared to other areas of the Marcellus Shale, we believe that Greene County is among the best-served by current and planned transportation infrastructure that will support our future production growth. We also maintain a strong commitment to developing the necessary midstream infrastructure to support our drilling schedule and production growth. Through our subsidiary, Vista, we have developed our own gathering, compression and dehydration facilities and have additional facilities under construction to support our ongoing drilling activities.

        We currently have three rigs (including two bottom hole rigs) operating in the Marcellus Shale, and we expect to drill and case a total of 21 Marcellus Shale wells in 2014. As of December 31, 2013, we operated 99% of our acreage in the Marcellus Shale. Our net daily production in the Marcellus Shale has grown from 1.9 MMcf/d in the three months ended December 31, 2011 to 40.9 MMcf/d in the three months ended December 31, 2013. Our estimated average net daily production for the month of                        2014 was              MMcf/d.

        As of March 31, 2014, we had 43 gross horizontal wells drilled in the Marcellus Shale, 36 of which are operated by us. Of those 43 wells, 20 are on production, with the balance either awaiting completion, in the process of being completed or completed and awaiting pipeline. We have a 100% success rate based on our producing wells. These wells had lateral lengths ranging from 2,342 feet to 7,442 feet and averaging 4,805 feet. Normalized for each 1,000 feet of horizontal lateral, the EURs from these wells range from 0.9 Bcf per 1,000 feet to 2.8 Bcf per 1,000 feet, averaging 1.9 Bcf per 1,000 feet. As of April 30, 2014, we had 423 identified drilling locations in the Marcellus Shale.

        The Upper Devonian and Utica Shales are formations stacked with the Marcellus Shale in the same geographic footprint. Based on well results from nearby operators and geologic data available to us, we believe substantially all of our Marcellus Shale acreage is also prospective for the Upper Devonian Shale, which is a black, organic rich shale comprised of the Geneseo Shale, Middlesex Shale and Rhinestreet Shale and is at shallower depths than the Marcellus Shale formation. In Washington and Greene Counties, Pennsylvania, the Upper Devonian Shale and Marcellus Shale are separated by the Tully Limestone, which is approximately 30 feet thick in this area. As of March 31, 2014, we had drilled one horizontal Upper Devonian Shale well, which is awaiting completion and not yet on production. As of April 30, 2014, we had 312 identified drilling locations in the Upper Devonian Shale.

        Additionally, we believe our acreage may be prospective for the Utica Shale, an unconventional reservoir underlying the Marcellus Shale. The productive limits of the Utica Shale cover over 80,000 square miles within Ohio, Pennsylvania, West Virginia and New York. The Utica Shale is an

organic-rich continuous black shale, with most production occurring at vertical depths between 7,000 and 10,000 feet.

Barnett Shale

        The Fort Worth Basin is a mature hydrocarbon basin covering more than ten counties in North Texas and extending into Southern Oklahoma. Production began with the exploitation of Bend Conglomerate and Strawn Sandstone reservoirs in the early 1900s. Today, the Fort Worth basin is mainly known as the location of the Barnett Shale, which covers approximately 3,400 square miles and was the first resource play to exploit blanket horizontal drilling in an area previously thought to be unproductive. The Barnett Shale is one of the largest and most mature natural gas fields in North America. Located primarily in the Fort Worth Basin of North Texas, the "core" region of the Barnett Shale has produced a total of 11.8 Tcf of natural gas, according to Wood Mackenzie, an energy research and consulting firm.

        Covering over 5,000 square miles and 18 counties in North Texas, the Barnett Shale was the first shale reservoir to be successfully exploited using horizontal drilling and fracture stimulation techniques. The Barnett Shale remains one of the most productive shale plays in North America and produced over 5 Bcfe/d in 2013.

        The successful development of the Barnett Shale in the core area of the Fort Worth Basin can be attributed to its unique reservoir characteristics that include a thick (up to 800 feet), highly organic formation that contains free gas in the fractures and pore spaces throughout the reservoir. In addition, the presence of effective bottom and top seals act as effective frac barriers which limit the production of water from other formations and enhance the recovery of the gas in place. As is typical of all resource plays, the Barnett Shale is laterally continuous over a very large area which allows for the mechanical exploitation of the resource without the traditional risks of structural or stratigraphic variations within the defined limits of the reservoir.

        Of our 37,125 net acres in the Barnett Shale, 22,593 are located in our primary development areas of Denton, Wise and Tarrant Counties in Texas, which we believe to constitute the core of the Barnett Shale. We currently have two rigs operating in the Barnett Shale and expect to drill and case a total of 55 wells in 2014. As of December 31, 2013, we operated 99% of our acreage in the Barnett Shale. Our net daily production in the Barnett Shale has grown from 6.1 MMcfe/d in the three months ended December 31, 2011 to 30.2 MMcfe/d in the three months ended December 31, 2013. Our estimated average net daily production for the month of                        2014 was            MMcfe/d.

        As of March 31, 2014, in our core operating areas of the Barnett Shale, we had 89 gross horizontal wells drilled, excluding those that have been plugged or shut-in. Of those 89, 66 were on production, two were temporarily shut-in for drilling and completion operations, and the balance were either awaiting completion or in the process of being completed. We have a 100% success rate in our core operating areas of the Barnett Shale. As of April 30, 2014, we had 339 identified drilling locations in the Barnett Shale.

Other Properties

        We also hold 81,828 net acres in other project areas, primarily comprised of our Uinta Basin properties in Utah. The Uinta Basin is a mature hydrocarbon basin located in Duchesne and Uintah Counties of Utah. This basin covers more than 9,000 square miles with development beginning in the 1950s. Formed during the late Cretaceous to Eocene periods, the Uinta Basin is an active oil and gas development basin with focus on development within three main petroleum systems: Mesaverde gas, Wasatch oil and Green River oil. Today, development is focused primarily on Wasatch and Green River black wax crude, aided by advanced completion technologies tied to both vertical and horizontal development. Recovery from these petroleum systems is often aided by secondary water flood, in conjunction with new well development. The Uinta Basin targets are mature with over 30,000 wells drilled to date, according to Wood Mackenzie. In addition, the Uinta Basin has produced over 650 million barrels of oil and over 5 Tcf of natural gas during its productive history, according to the Utah Division of Oil, Gas and Mining production data for Duchesne and Uintah counties.

        Although we are not currently developing our other properties, we believe that they provide significant upside potential to our primary operations. We continue to explore strategic opportunities for these other properties, including potential farm-in transactions.

Drilling Program

        Our 2014 capital program is primarily focused on identifying and developing low-cost, high return natural gas drilling opportunities in order to grow production and cash flow. In 2014 we plan to invest $502 million in our operations. This represents a 46% increase over our $344 million 2013 capital expenditures. Of our anticipated $502 capital program, approximately 82% or $412 million, will be allocated to drilling and completion expenditures. Of this $412 million, we are allocating approximately $273 million of 2014 drilling and completion capital to the Marcellus Shale to run three operated rigs and $139 million for the Barnett Shale to run two operated rigs. We also plan to spend $36 million between contemplated land acquisitions, seismic and other activities and $54 million for our gathering, compression and other midstream activities. We plan to use the majority of our land spend to add acreage in the prospect areas where we already control significant positions to allow us to extend planned laterals and add wellbores to pads, which we believe will further enhance already compelling well economics.

Operating Data

        The following chart provides a summary of our EUR per PUD well based on our December 31, 2013 reserve estimates, delineated by each of our operating regions:

	Average EUR Per PUD Well
	Natural Gas (MMcf)	NGLs (MBbls)	Oil (MBbls)	Total (MMcfe)	Identified Drilling Locations
Marcellus Shale	9,348	—	—	9,348	66
Barnett Shale
Denton / Wise	2,494	227	21	3,987	83
Tarrant	5,449	—	—	5,449	67

Transportation and Takeaway Capacity

        We have numerous takeaway capacity alternatives relative to other regions in the Marcellus Shale as a number of long-haul pipelines converge in Greene County, where all of our Marcellus Shale acreage is located. Our current natural gas production in the Marcellus Shale is gathered and subsequently delivered to Spectra Energy Partners' TETCo system and Dominion Resources' DTI system for long-haul delivery. Columbia Gas Transmission's TCO system, National Fuel Gas' Line N and EQT Midstream's Equitrans system are also in close proximity to our acreage. Additionally, we have entered into long-term commitments with Vista to support our Marcellus Shale gathering, dehydration and compression needs, providing us with additional comfort around meeting the infrastructure requirements to support our production growth. Our Barnett Shale acreage is in proximity to some of the most extensive midstream infrastructure in North America.

        We have entered into a firm marketing agreement covering 40,000 MMBtu/d of our Appalachian Basin production during the period from October 2014 until October 2020. Under the firm marketing agreements, our production will be sold at prices tied to certain Appalachian Basin indices and we are obligated to sell minimum daily volumes or pay fees for any deficiencies in deliveries.

        We continue to actively identify and evaluate additional takeaway capacity to facilitate production growth in our Marcellus Shale positions.

Business Strategy

        Our strategy is to leverage our management team's experience in acquiring and developing natural gas and oil resources to cost efficiently grow our reserves, production and cash flow and thus maximize the value of our assets. Our strategy has the following principal elements:

  •
  Enhance returns by focusing on operational and cost efficiencies while deploying capital to highest return opportunities.  We target best-in-class returns in the Marcellus and Barnett Shales. We continually monitor and adjust our drilling program with the objective of achieving the highest total returns on our drilling portfolio. As the operator of the substantial majority of our acreage in the Marcellus and Barnett Shales, we are able to manage the timing and level of our capital spending, our exploration and development drilling strategies and our operating costs. We believe that we will achieve this objective by maximizing well production and recoveries relative to drilling and completion costs through optimizing lateral length, the number of frac stages, perforation intervals and the type of fracture stimulation employed. In addition, we are focused on reducing our capital costs of drilling and completing horizontal wells and operating costs through efficient well management and procurement initiatives that generate favorable services and supplies pricing.

  •
  Create shareholder value through the aggressive development of our extensive drilling inventory.  We intend to continue to aggressively drill and develop our portfolio of 1,074 identified drilling locations as of April 30, 2014 with a goal of growing production, cash flow and reserves in an economically efficient manner in order to maximize shareholder value. In executing our development strategy, we intend to leverage our operational control and the expertise of our technical team to deliver continued production and cash flow growth. We began our development program in the Marcellus Shale in 2011 and have increased production from 1.9 MMcf/d in the three months ended December 31, 2011 to approximately 40.9 MMcf/d for the three months ended December 31, 2013. We will continue to deploy resources to develop our high rate of return inventory and continue to build on our track record of superior production, cash flow and reserve growth.

  •
  Continue growing our acreage position in the core of the Marcellus Shale through opportunistic leasing and strategic acquisitions.  We intend to continue identifying and acquiring additional acreage and producing assets in the core of the Marcellus Shale, which we believe offers some of the most attractive single-well rates of return in North America. We believe that our experienced management and technical team will enable us to opportunistically expand our acreage position and drilling inventory in highly attractive areas. We have selectively built our Marcellus Shale position from less than 200 net acres as of December 31, 2010 to approximately 48,701 net acres as of April 30, 2014. We believe that our Marcellus Shale acreage has a significant inventory of expansion and consolidation opportunities, and we will continue to pursue transactions that meet our strategic and financial objectives. We are focused on infill lease acquisitions that we believe will further consolidate our acreage, increase effective lateral lengths and result in operational efficiencies.

  •
  Manage commodity price exposure through an active hedging program to protect our expected future cash flows.  We are focused on maintaining an active hedging program to minimize volatility in cash flows and commodity price and regional basis differential exposure in an effort to protect returns on our capital investment program as well as expected future cash flows. As of December 31, 2013, Vantage I and Vantage II had entered into hedging contracts through 2015 covering a total of approximately 72 Bcfe of their projected natural gas, NGL and oil production at a weighted average price of $4.61 per Mcfe.

Business Strengths

        We have a number of strengths that we believe will help us successfully execute our business strategy and grow stockholder value, including:

  •
  Large concentrated position in the core of the Marcellus Shale.  Since 2010, we have built a significant contiguous acreage position in what we believe is the core of the Marcellus Shale in Greene County, Pennsylvania through a disciplined and focused leasing and acquisition program. We believe the core of the Marcellus Shale offers some of the most attractive single-well rates of return in North America. Our concentrated ownership of 48,701 net acres in Greene County has allowed us to efficiently delineate our position and produce industry-leading well results.

  •
  Complementary, highly economic position in the Barnett Shale.  We have assembled a large and attractive leasehold position of approximately 37,125 net acres in the Barnett Shale, including 22,593 net acres in Denton, Wise and Tarrant Counties in Texas, which we believe constitute the core of the Barnett Shale. Our high quality Barnett Shale acreage position and high rate-of-return development program complement our Marcellus Shale assets by providing additional cash flows to reinvest in our development program.

  •
  Multi-year, low-risk drilling inventory.  We believe our concentrated acreage positions in the Marcellus and Barnett Shales are characterized by low geological risk and repeatable drilling opportunities that we expect will result in a predictable production growth profile. At April 30, 2014, we had 1,074 identified drilling locations, including 423 in the Marcellus Shale, 312 in the Upper Devonian Shale and 339 in the Barnett Shale. We believe that we and other operators in the area have substantially delineated and de-risked our acreage position in the core of the Marcellus Shale in Greene County, and. Additionally, we believe substantially all of our Marcellus Shale acreage is also prospective for the Upper Devonian Shale and may be prospective for the Utica Shale.

  •
  Low cost operator with significant control across our acreage position.  We have historically had an intense focus on cost management which has translated into meaningful reductions in our overall capital and operating costs. We have implemented operational efficiencies to continue lowering our costs, such as pad drilling, the use of less expensive, shallow vertical drilling rigs to drill to the kick-off point of the horizontal wellbore. Our acreage position in the Marcellus and Barnett Shales is generally in contiguous blocks which allows us to conduct our operations more cost effectively and develop this acreage more efficiently. Additionally, our operational control allows us to more efficiently manage the pace of development activities, the gathering and marketing of our production and operating costs.

  •
  Access to multiple takeaway alternatives.  We have numerous takeaway pipeline alternatives relative to other regions in the Marcellus Shale as a number of long-haul pipelines converge in Greene County. Our current natural gas production in the Marcellus Shale is gathered and subsequently delivered to Spectra Energy Partners' TETCo system and Dominion Resources' DTI system for long-haul delivery. Columbia Gas Transmission's TCO system, National Fuel Gas' Line N and EQT Midstream's Equitrans system are also in close proximity to our acreage. We currently have 40,000 MMBtu/d of production under firm marketing agreements beginning in October 2014. We also maintain a strong commitment to developing the necessary midstream infrastructure to support our drilling schedule and production growth. Through our subsidiary, Vista, we have developed our own gathering, compression and dehydration facilities and have additional facilities under construction to support our ongoing drilling activities.

  •
  Significant liquidity and financial flexibility.  Following the completion of this offering, we estimate that we will have cash on hand and availability under our combined revolving credit facility of approximately $             million. After giving effect to this offering, we expect that our capital expenditure budgets for 2014 and 2015 will be fully funded through cash flows from operations, cash on hand and available capacity under our combined revolving credit facility, consistent with our overall financial strategy of maintaining a strong and stable capitalization profile.

  •
  Proven, experienced and incentivized management and technical teams.  We believe our management team's experience and expertise across multiple resource plays provides a distinct competitive advantage. Our management team have an average of over 28 years of industry experience including executive officer positions at public exploration and production companies and key members with significant experience operating in the Marcellus and Barnett Shales. We have assembled a strong technical staff of engineers, geoscientists and field operations managers with extensive experience in horizontal development and operating multi-rig development programs. We have been early adopters of new oilfield services and techniques for drilling and completions. Our management and technical teams have a significant economic interest in us through their interests in our controlling stockholders, Vantage Investment I and Vantage Investment II. Management's percentage interest in our stock held by Vantage Investment I and Vantage Investment II may increase over time, without diluting public investors, if our stock price appreciates following this offering. We believe our management team's ability to increase their economic interest in us provides significant incentives to grow our stock price for the benefit of all stockholders.

Our Operations

Reserve Data

        The information with respect to our estimated reserves presented below has been prepared in accordance with the rules and regulations of the SEC.

  Reserves Presentation

        Our estimated proved reserves as of December 31, 2013 are based on valuations prepared by our independent reserve engineers. Copies of the summary reports of our reserve engineers with respect to our reserves as of December 31, 2013 are filed as exhibits to the registration statement of which this prospectus forms a part. Please see "—Preparation of Reserve Estimates" for definitions of proved reserves and the technologies and economic data used in their estimation.

        The following table summarizes the combined historical and estimated proved reserves of Vantage I and Vantage II at December 31, 2013 based on SEC pricing.

At December 31, 2013
Estimated Proved Reserves(1):
Natural gas (Bcf)	912.4
NGLs (MMBbl)	15.5
Oil (MMBbl)	1.4

Total equivalent proved reserves	1,013.4
Total equivalent proved developed reserves	162.0
Natural gas (Bcf)	142.8
NGLs (MMBbl)	3.0
Oil (MMBbl)	0.2
Percent proved developed	16.0%
Total equivalent proved undeveloped reserves	851.4
Natural gas (Bcf)	769.6
NGLs (MMBbl)	12.4
Oil (MMBbl)	1.2
Percent proved undeveloped	84.0%

(1)
Volumes were determined using adjusted prices for natural gas of $3.45 per Mcf, in the Marcellus Shale and $3.586 per Mcf, $31.26 per Bbl and $96.94 per Bbl, for natural gas, NGLs and oil, respectively, in the Barnett Shale.

  Proved Undeveloped Reserves

        The following table summarizes the changes in the combined proved undeveloped reserves of Vantage I and Vantage II during 2013 (in MMcfe):

Proved undeveloped reserves at December 31, 2012	514,499
Conversions into proved developed reserves	(46,104)
Extensions and discoveries	203,992
Acquisitions	142,258
Revisions	36,682

Proved undeveloped reserves at December 31, 2013	851,327

        During the year ended December 31, 2013, extensions were comprised of 155,193 MMcfe and 48,799 MMcfe from the Appalachian and Fort Worth Basins, respectively. The increases resulted from new proved undeveloped locations added during the year associated with the drilling of new wells.

        During the year ended December 31, 2013, the increase due to acquisitions was primarily related to our acquisitions of properties in the Appalachian Basin from third parties.

        During the year ended December 31, 2013, revisions during 2013 were primarily attributable to increases in price; however, we did experience an increase due to technical revisions in both the Appalachian and Fort Worth Basins.

        During the year ended December 31, 2013, we incurred costs of approximately $24 million to convert 46,104 MMcfe of proved undeveloped reserves to proved developed reserves.

        As of December 31, 2013, we had no proved undeveloped reserves that had remained undeveloped for more than five year since initial booking.

        Estimated future development costs relating to the development of our proved undeveloped reserves at December 31, 2013 are approximately $735 million over the next five years, which we expect to finance through the proceeds of this offering, cash flow from operations, available capacity under our combined revolving credit facility and other sources of capital financing. Our drilling program through the first quarter of 2014 has focused on proving our undeveloped leasehold acreage through delineation drilling. While we will continue to drill leasehold delineation wells and build on our current leasehold position, we will also focus on drilling our proved undeveloped reserves. Based on our reserve reports as of December 31, 2013, we had 66, none and 150 identified drilling locations in the Marcellus Shale, Upper Devonian Shale and Barnett Shale, respectively, associated with proved undeveloped reserves and 1, none and 7 identified drilling locations in the Marcellus Shale, Upper Devonian Shale and Barnett Shale, respectively, associated with proved developed not producing reserves. All of our proved undeveloped reserves are expected to be developed within five years of initial booking. Please see "Risk Factors—Risks Related to Our Business—The development of our estimated proved undeveloped reserves may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our estimated proved undeveloped reserves may not be ultimately developed or produced."

  Preparation of Reserve Estimates

        Our reserve estimates as of December 31, 2013 included in this prospectus are based on evaluations prepared by the independent petroleum engineering firms of Netherland, Sewell & Associates, Inc. ("NSAI") and Wright & Company in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC. Our independent reserve engineers were selected for their historical experience and geographic expertise in engineering unconventional resources.

        Proved reserves are reserves which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expires, unless evidence indicates that renewal is reasonably certain. The term "reasonable certainty" implies a high degree of confidence that the quantities of oil or natural gas actually recovered will equal or exceed the estimate. The technical and economic data used in the estimation of our proved reserves include, but are not limited to, well logs, geologic maps, well-test data, production data (including flow rates), well data (including lateral lengths), historical price and cost information, and property ownership interests. Our independent reserve engineers use this technical data, together with standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy. The proved developed reserves and EURs per well are estimated using performance analysis and volumetric analysis. The estimates of the proved developed reserves and EURs for each developed well are used to estimate the proved undeveloped reserves for each proved undeveloped location (utilizing type curves, statistical analysis, and analogy). Proved undeveloped locations that are more than one offset from a proved developed well utilized reliable technologies to confirm reasonable certainty. The reliable technologies that were utilized in estimating these reserves include log data, performance data, log cross sections, seismic data, core data, and statistical analysis.

  Internal Controls

        Our internal staff of petroleum engineers and geoscience professionals work closely with our independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to our independent reserve engineers in their reserve auditing process. Periodically, our technical team meets with the independent reserve engineers to review properties and discuss methods and assumptions used by us to prepare reserve estimates.

        Our external prepared reserve estimates and related reports for our Appalachian Basin assets are reviewed and approved by our Appalachian Asset Development Manager, Richard D. Starkey, who has been with us since July 2007. Mr. Starkey has 34 years of experience in oil and gas reservoir engineering, conventional and unconventional reservoir characterization, development operations, strategic planning and reserve management. From August 2002 to June 2007, Mr. Starkey served as Development Group Lead for DJ and Jonah field operations and Business Development Group Lead for EnCana Oil and Gas (USA) LTD. From 1981 to 2002, Mr. Starkey served in various domestic and international reservoir engineering, development operations, and asset management positions with Malkewicz Hueni Associates, Cody Energy, LLC, Ampolex USA Inc., Bridge Oil (USA) Inc. and Tenneco Oil Company. Mr. Starkey holds a B.S. in Petroleum Engineering from the Colorado School of Mines.

        For all properties outside of the Appalachian Basin, our internally prepared reserve estimates and related reports are reviewed and approved by our Fort Worth and Uinta Asset Development Manager, Seth Urruty. Mr. Urruty has been with Vantage since November 2007. Mr. Urruty has 8 years of experience in oil and gas operations, reservoir management, and strategic planning. From 2006 to November 2007 Mr. Urruty was a Reservoir and Operations Engineer for Petro-Canada (USA) operations. Mr. Urruty is a graduate of Gonzaga University's School of Engineering with a B.S. in Mechanical Engineering and minor in Business Administration.

        Our proved reserve estimates shown herein at December 31, 2013 have been independently prepared by NSAI and Wright & Company. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for preparing the estimates set forth in the NSAI reserves report incorporated herein are Mr. Randolph K. Green and Mr. William J. Knights. Mr. Green has been practicing consulting petroleum engineering at NSAI since 1983. Mr. Green is a Licensed Professional Engineer in the State of Texas (No. 72951) and has over 30 years of practical experience in petroleum engineering, with over 30 years experience in the estimation and evaluation of reserves. He graduated from Texas Tech University in 1982 with a Bachelor of Science Degree in Petroleum Engineering. Mr. Knights has been practicing consulting petroleum geology at NSAI since 1991. Mr. Knights is a Licensed Professional Geoscientist in the State of Texas, Geology (No. 1532) and has over 32 years of practical experience in petroleum geosciences, with over 32 years experience in the estimation and evaluation of reserves. He graduated from Texas Christian University in 1981 with a Bachelor of Science Degree in Geology and from Texas Christian University in 1984 with a Master of Science Degree in Geology. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

        Wright & Company was founded in 1988 and performs consulting petroleum engineering services under Texas Board of Professional Engineers. Within Wright & Company, the technical person primarily responsible for preparing the estimates set forth in the Wright & Company letter, which is filed as an exhibit to the registration statement of which this prospectus forms a part, was D. Randall Wright. Mr. Wright has been a practicing consulting petroleum engineer at Wright & Company since its founding in 1988. Mr. Wright is a Registered Professional Engineer in the State of Texas (License No. 43291) and has over 35 years of practical experience in the estimation and evaluation of petroleum reserves. He graduated from Tennessee Technological University with a Master of Science degree in Mechanical Engineering. Mr. Wright meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.

        Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas, NGLs and oil that are ultimately recovered. Estimates of economically recoverable natural gas, NGLs and oil and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read "Risk Factors" appearing elsewhere in this prospectus.

  Determination of Identified Drilling Locations

        Our identified drilling locations, which include both drillable and estimated locations, are those drilling locations identified by management based on the following criteria:

  •
  Drillable locations—These are mapped locations that our reserve engineers have deemed to have a high likelihood of being drilled or are currently in development but have not yet commenced production. As of April 30, 2014, we had 250, 8 and 332 drillable locations associated with our Marcellus Shale, Upper Devonian Shale and Barnett Shale acreage, respectively.

  •
  Estimated locations—For our Pennsylvania acreage, we currently anticipate full development at approximately 88 acre spacing for both the Marcellus and the Upper Devonian Shales. Assuming the same 88 acre spacing as for the drillable and producing locations, the remaining acreage, on an unrisked basis, would yield 346 and 608 additional locations for the Marcellus and the Upper Devonian Shales, respectively, under the same spacing assumptions. We risk these locations associated with the remaining acreage at 50% to arrive at the estimated locations for the Marcellus and the Upper Devonian Shales of 173 and 304, respectively, as of April 30, 2014. With respect to our Barnett Shale acreage, we apply the 50% risking factor to our 14 internally-identified possible locations to arrive at 7 estimated locations in the Barnett Shale as of April 30, 2014.

Production, Revenues and Price History

        Natural gas, NGLs, and oil are commodities; therefore, the price that we receive for our production is largely a function of market supply and demand. While demand for natural gas in the United States has increased dramatically since 2000, natural gas and NGL supplies have also increased significantly as a result of horizontal drilling and fracture stimulation technologies which have been used to find and recover large amounts of oil and natural gas from various shale formations throughout the United States. Demand is impacted by general economic conditions, weather and other seasonal conditions. Over or under supply of natural gas can result in substantial price volatility. Historically, commodity prices have been volatile, and we expect that volatility to continue in the future. A substantial or extended decline in natural gas prices or poor drilling results could have a material adverse effect on our financial position, results of operations, cash flows, quantities of natural gas reserves that may be economically produced and our ability to access capital markets. Please see "Risk Factors—Risks Related to Our Business—Natural gas, NGL and oil prices are volatile. A substantial or extended decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments."

        The following table sets forth information regarding production, revenues and realized prices, and production costs for the years ended December 31, 2013 and 2012, giving effect to the reorganization transactions described under "Corporate Reorganization." For additional information on price calculations, see information set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Productive Wells

        As of December 31, 2013, we had a total of 224 gross (174 net) producing wells, averaging a 78% working interest.

	At December 31,
	2013	2012
Production data:
Marcellus Shale:
Natural gas (Bcf)	11	2
NGLs (MBbl)	—	—
Oil (MBbl)	—	—
Total combined production (Bcfe)	11	2
Average daily combined production (MMcfe/d)	31	6
Barnett Shale:
Natural gas (Bcf)	10	9
NGLs (MBbl)	240	271
Oil (MBbl)	50	25
Total combined production (Bcfe)	12	10
Average daily combined production (MMcfe/d)	32	28
Total:
Natural gas (Bcf)	21	11
NGLs (MBbl)	240	271
Oil (MBbl)	50	25
Total combined production (Bcfe)	23	13
Average daily combined production (MMcfe/d)	63	34
Average sales prices:
Natural gas (per Mcf)	$3.38	$2.16
NGLs (per Bbl)	$27.52	$30.91
Oil (per Bbl)	$95.77	$91.59
Combined average sales prices before effects of cash settled derivatives (per Mcfe)(1)	$3.63	$2.72
Combined average sales prices after effects of cash settled derivatives (per Mcfe)(1)	$3.82	$3.37
Average costs per Mcfe:
Lease operating and workover expenses	$0.55	$0.77
Marketing and gathering	$0.31	$0.12
Production and ad valorem taxes	$0.14	$0.15
Depreciation, depletion, amortization and accretion	$1.36	$1.34
General and administrative	$0.34	$0.50

(1)
Average sales prices shown reflect both the before and after effects of our cash settled derivatives. Our calculation of such effects includes realized gains or losses on cash settlements for commodity derivatives, which do not qualify for hedge accounting because we do not designate them as hedges.

  Acreage

          The following table sets forth certain information regarding the total developed and undeveloped acreage in which we owned an interest as of April 30, 2014. Approximately 40% of our Marcellus Shale acreage and 85% of our Barnett Shale acreage was held by production at April 30, 2014. Acreage related to royalty, overriding royalty and other similar interests is excluded from this table.

	Developed Acres		Undeveloped Acres		Total Acres
Basin	Gross	Net	Gross	Net	Gross	Net
Marcellus Shale	2,425	1,547	52,074	47,154	54,499	48,701
Barnett Shale	5,819	4,641	40,106	32,484	45,925	37,125
Uinta, Piceance and other(1)	260	212	135,718	81,616	135,978	81,828

Total	8,504	6,400	227,898	161,254	236,402	167,654

(1)
Includes a portion of our Marcellus Shale acreage that is outside of our core operating areas in that play.

Undeveloped Acreage Expirations

        The following table sets forth the number of total net undeveloped acres as of April 30, 2014 that will expire in 2014, 2015, 2016, 2017 and 2018 unless production is established within the spacing units covering the acreage prior to the expiration dates or unless such leasehold rights are extended or renewed. We have not attributed any PUD reserves to acreage for which the expiration date precedes the scheduled date for PUD drilling. In addition, we do not anticipate material delay rental or lease extension payments in connection with such acreage.

Basin	2014	2015	2016	2017	2018+
Marcellus Shale	4,160	4,928	4,330	2,595	12,883
Barnett Shale	1,338	2,121	971	—	657
Uinta, Piceance and other(1)	—	6,655	—	4,578	16,153

Total	5,498	13,704	5,301	7,173	29,693

(1)
Includes a portion of our Marcellus Shale acreage that is outside of our core operating areas in that play.

Drilling Activity

        The following table describes the development and exploratory wells drilled on our acreage by us during the years ended December 31, 2012 and 2013:

	Productive Wells
	Gross	Net
2012:
Development	4.0	2.8
Exploratory	4.0	4.0

Total	8.0	6.8

2013:
Development	2.0	2.0
Exploratory	5.0	5.0

Total	7.0	7.0

        In addition, during 2013 we drilled 21.0 gross (14.4 net) development wells and 2.0 gross (1.4 net) exploratory wells that are not yet producing. We did not drill any dry holes during 2012 or 2013.

Major Customers

        For the year ended December 31, 2013, sales to ETC Marketing and Sequent Energy represented 32%, and 22% of our total sales, respectively. For the year ended December 31, 2012, sales to ETC Marketing, Sequent Energy, Texas Energy Management and Devon Gas Services represented 31%, 16%, 14% and 14% of our total sales, respectively. Although a substantial portion of production is purchased by these major customers, we do not believe the loss of one or several customers would have a material adverse effect on our business, as other customers or markets would be accessible to us. However, if we lose one or several of these customers, there is no guarantee that we will be able to enter into an agreement with a new customer which is as favorable as our current agreements.

Title to Properties

        In the course of acquiring the rights to develop oil and natural gas, it is standard procedure for us and the lessor to execute a lease agreement with payment subject to title verification. In most cases, we incur the expense of retaining lawyers to verify the rightful owners of the oil and gas interests prior to payment of such lease bonus to the lessor. There is no certainty, however, that a lessor has valid title to their lease's oil and gas interests. In those cases, such leases are generally voided and payment is not remitted to the lessor. As such, title failures may result in fewer net acres to us. As is customary in the industry, in the case of undeveloped properties, often cursory investigation of record title is made at the time of lease acquisition. Investigations are made before the consummation of an acquisition of producing properties and before commencement of drilling operations on undeveloped properties. Individual properties may be subject to burdens that we believe do not materially interfere with the use or affect the value of the properties. Burdens on properties may include:

  •
  customary royalty interests;

  •
  liens incident to operating agreements and for current taxes;

  •
  obligations or duties under applicable laws;

  •
  development obligations under natural gas leases; or

  •
  net profits interests.

Seasonality

        Demand for natural gas generally decreases during the spring and fall months and increases during the summer and winter months. However, seasonal anomalies such as mild winters or mild summers sometimes lessen this fluctuation. In addition, certain natural gas users utilize natural gas storage facilities and purchase some of their anticipated winter requirements during the summer. This can also lessen seasonal demand fluctuations. These seasonal anomalies can increase competition for equipment, supplies and personnel during the spring and summer months, which could lead to shortages and increase costs or delay our operations.

Competition

        The oil and natural gas industry is intensely competitive, and we compete with other companies in our industry that have greater resources than we do. Many of these companies not only explore for and produce natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for productive natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit and may be able to expend greater resources to attract and maintain industry personnel. In addition, these companies may have a greater ability to continue exploration activities during periods of low natural gas market prices. Our larger competitors may be able to absorb the burden of existing, and any changes to, federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in bidding for exploratory prospects and producing natural gas properties.

Regulation of the Oil and Natural Gas Industry

        Our operations are substantially affected by federal, state and local laws and regulations. In particular, natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate producing natural gas and oil properties have statutory provisions regulating the exploration for and production of natural gas and oil, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

        Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, we are unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the natural gas industry are regularly considered by Congress, the states, the FERC, and the courts. We cannot predict when or whether any such proposals may become effective.

        We believe we are in substantial compliance with currently applicable laws and regulations and that continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations. However, current regulatory requirements may change, currently unforeseen environmental incidents may occur or past non-compliance with environmental laws or regulations may be discovered.

Regulation of Production of Natural Gas and Oil

        The production of natural gas and oil is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum allowable rates of production from natural gas and oil wells, the regulation of well spacing or density, and plugging and abandonment of wells. The effect of these regulations is to limit the amount of natural gas and oil that we can produce from our wells and to limit the number of wells or the locations at which we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing or density. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and NGLs within its jurisdiction.

        We own interests in properties located onshore in seven U.S. states. These states regulate drilling and operating activities by requiring, among other things, permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. The laws of these states also govern a number of environmental and conservation matters, including the handling and disposing or discharge of waste materials, the size of drilling and spacing units or proration units and the density of wells that may be drilled, unitization and pooling of oil and gas properties and establishment of maximum rates of production from oil and gas wells. Some states have the power to prorate production to the market demand for oil and gas.

        The failure to comply with these rules and regulations can result in substantial penalties. Our competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations.

Regulation of Transportation and Sales of Natural Gas

        Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC. FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open and non-discriminatory basis. FERC has stated that open access policies are necessary to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that will put natural gas sellers into more direct contractual relations with natural gas buyers by, among other things, unbundling the sale of natural gas from the sale of transportation and storage services.

        In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act ("NGPA"), and culminated in adoption of the Natural Gas Wellhead Decontrol Act which removed controls affecting wellhead sales of natural gas effective

January 1, 1993. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the NGA, and by regulations and orders promulgated under the NGA by FERC. In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by Congress and by FERC regulations.

        Beginning in 1992, FERC issued a series of orders to implement its open access policies. As a result, the interstate pipelines' traditional role as wholesalers of natural gas has been greatly reduced and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although FERC's orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

        The EPAct 2005, is a comprehensive compilation of tax incentives, authorized appropriations for grants and guaranteed loans, and significant changes to the statutory policy that affects all segments of the energy industry. Among other matters, the EPAct 2005 amends the NGA to add an anti-market manipulation provision which makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC, and furthermore provides FERC with additional civil penalty authority. The EPAct 2005 provides FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA and increases FERC's civil penalty authority under the NGPA from $5,000 per violation per day to $1,000,000 per violation per day. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-market manipulation provision of the EPAct 2005. The rules make it unlawful: (1) in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (3) to engage in any act or practice that operates as a fraud or deceit upon any person. The anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704.

        On December 26, 2007, FERC issued Order 704, a final rule on the annual natural gas transaction reporting requirements, as amended by subsequent orders on rehearing. Under Order 704, wholesale buyers and sellers of more than 2.2 million MMBtus of physical natural gas in the previous calendar year, including natural gas gatherers and marketers, are now required to report, on May 1 of each year, aggregate volumes of natural gas purchased or sold at wholesale in the prior calendar year to the extent such transactions utilize, contribute to, or may contribute to the formation of price indices. It is the responsibility of the reporting entity to determine which individual transactions should be reported based on the guidance of Order 704. Order 704 also requires market participants to indicate whether they report prices to any index publishers, and if so, whether their reporting complies with FERC's policy statement on price reporting.

        We cannot accurately predict whether FERC's actions will achieve the goal of increasing competition in markets in which our natural gas is sold. Additional proposals and proceedings that might affect the natural gas industry are pending before FERC and the courts. The natural gas industry historically has been very heavily regulated. Therefore, we cannot provide any assurance that the less stringent regulatory approach recently established by FERC will continue. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.

        Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and in state waters. Although its policy is still in flux, FERC has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase our costs of getting gas to point of sale locations. State regulation of natural gas gathering facilities generally include various safety, environmental and, in some circumstances, nondiscriminatory-take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

        Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by FERC as a natural gas company under the NGA. We believe that the natural gas pipelines in our gathering systems meet the traditional tests FERC has used to establish a pipeline's status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC, the courts or Congress.

        Our sales of natural gas are also subject to requirements under the Commodity Exchange Act ("CEA"), and regulations promulgated thereunder by the Commodity Futures Trading Commission ("CFTC"). The CEA prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce or futures on such commodity. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity.

        Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation in any states in which we operate and ship natural gas on an intrastate basis will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenues we receive for sales of our natural gas.

        Changes in law and to FERC policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate pipelines, and we cannot predict what future action FERC will take. We do not believe, however, that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas producers, gatherers and marketers with which we compete.

Regulation of Pipeline Safety and Maintenance

        We are subject to regulation by the Pipeline and Hazardous Materials Safety Administration ("PHMSA"), of the Department of Transportation (the "DOT"), pursuant to the Natural Gas Pipeline Safety Act of 1968 (the "NGPSA"), and the Pipeline Safety Improvement Act of 2002 (the "PSIA"), which was reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006. The NGPSA regulates safety requirements in the design, construction, operation and maintenance of gas pipeline facilities, while the PSIA establishes mandatory inspections for all U.S. oil and natural gas transportation pipelines and some gathering lines in high-consequence areas. The PHMSA has developed regulations implementing the PSIA that require transportation pipeline operators to implement integrity management programs, including more frequent inspections and other measures to ensure pipeline safety in "high consequence areas," such as high population areas, areas unusually sensitive to environmental damage and commercially navigable waterways.

        On January 3, 2012, the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 (the "Pipeline Safety Act"), was signed into law. In addition to reauthorizing the PSIA through 2015, the Pipeline Safety Act expanded the DOT's authority under the PSIA and requires the DOT to evaluate whether integrity management programs should be expanded beyond high consequence areas, authorizes the DOT to promulgate regulations requiring the use of automatic and remote-controlled shut-off valves for new or replaced pipelines, and requires the DOT to promulgate regulations requiring the use of excess flow values where feasible. Any new or amended pipeline safety regulations may require us to incur additional capital expenditures and may increase our operating costs. We cannot predict what future action the DOT will take, but we do not believe that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas gatherers with which we compete.

        States are largely preempted by federal law from regulating pipeline safety for interstate lines but most are certified by the DOT to assume responsibility for enforcing federal intrastate pipeline regulations and inspection of intrastate pipelines. In practice, because states can adopt stricter standards for intrastate pipelines that those imposed by the federal government for interstate lines, states vary considerably in their authority and capacity to address pipeline safety. We do not anticipate any significant difficulty in complying with applicable state laws and regulations. Our natural gas pipelines have continuous inspection and compliance programs designed to keep facilities in compliance with pipeline safety requirements.

Regulation of Environmental and Occupational Safety and Health Matters

General

        Our operations are subject to numerous federal, regional, state, local, and other laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Applicable U.S. federal environmental laws include, but are not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Clean Water Act ("CWA") and the Clean Air Act ("CAA"). These laws and regulations govern environmental cleanup standards, require permits for air, water, underground injection, solid and hazardous waste disposal and set environmental compliance criteria. In addition, state and local laws and regulations set forth specific standards for drilling wells, the maintenance of bonding requirements in order to drill or operate wells, the spacing and location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells, and the prevention and cleanup of pollutants and other matters. We maintain insurance against costs of clean-up operations, but we are not fully insured against all such risks. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in delay or more stringent and costly permitting, waste handling, disposal and clean-up requirements for the oil and gas industry could have a significant impact on our operating costs. Although future environmental obligations are not expected to have a material impact on the results of our operations or financial condition, there can be no assurance that future developments, such as increasingly stringent environmental laws or enforcement thereof, will not cause us to incur material environmental liabilities or costs.

        Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal fines and penalties and the imposition of injunctive relief. Accidental releases or spills may occur in the course of our operations, and we cannot be sure that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Although we believe that we are in substantial compliance with applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on us, there can be no assurance that this will continue in the future.

Hazardous Substances and Wastes

        CERCLA, also known as the "Superfund law," imposes cleanup obligations, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that transported or disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA and any state analogs, such as Pennsylvania's Hazardous Sites Cleanup Act, may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file corresponding common law claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. While petroleum and crude oil fractions are not considered hazardous substances under CERCLA and its analog because of the so-called "petroleum exclusion," adulterated petroleum products containing other hazardous substances have been treated as hazardous substances in the past.

        The Resource Conservation and Recovery Act ("RCRA") regulates the generation and disposal of wastes. RCRA specifically excludes from the definition of hazardous waste "drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal energy." However, legislation has been proposed from time to time that could reclassify certain natural gas and oil exploration and production wastes as "hazardous wastes," which would make such wastes subject to much more stringent handling, disposal and clean-up requirements. If such legislation were to be enacted, it could have a significant impact on our operating costs, as well as the natural gas and oil industry in general. Moreover, some ordinary industrial wastes which we generate, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as hazardous wastes.

        In addition, current and future regulations governing the handling and disposal of Naturally Occurring Radioactive Materials ("NORM") may affect our operations. For example, the Pennsylvania Department of Environmental Protection has asked operators to identify technologically enhanced NORM ("TENORM") in their processes, such as hydraulic fracturing sand. Local landfills only accept such waste when it meets their TENORM permit standards. As a result, we may have to locate out-of-state landfills to accept TENORM waste from time to time, potentially increasing our disposal costs.

        Some of our leases may have had prior owners who commenced exploration and production of natural gas and oil operations on these sites. Although we have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us on or under other locations where such wastes have been taken for disposal. In addition, a portion of these properties may have been operated by third parties whose treatment and disposal or release of wastes was not under our control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA, and/or analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes (including waste disposed of or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators), or to perform remedial plugging or closure operations to prevent future contamination.

Hydraulic Fracturing

        Hydraulic fracturing is an essential and common practice in the oil and gas industry used to stimulate production of natural gas and/or oil from low permeability subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. We regularly perform hydraulic fracturing as part of our operations. While hydraulic fracturing has historically been regulated by state oil and natural gas commissions, the practice has become increasingly controversial in certain parts of the country, resulting in increased scrutiny and regulation. For example, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities under the SDWA involving the use of diesel fuels and published permitting guidance in February 2014 addressing the use of diesel in fracturing operations. Also, the EPA has indicated that it may develop and issue regulations under the Toxic Substances Control Act to require companies to disclose information regarding the chemicals used in hydraulic fracturing; however, to date, it has taken no action to do so. In addition, Congress has from time to time considered legislation to amend the SDWA, including legislation that would repeal the exemption for hydraulic fracturing from the definition of "underground injection" and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process. Also, in the near future we may be subject to regulations that restrict our ability to discharge water produced as part of our production operations, and the ability to use injection wells as a disposal option not only will depend on federal or state regulations but also on whether available injection wells have sufficient storage capacities. The EPA is currently developing effluent limitation guidelines that may impose federal pre-treatment standards on all oil and gas operators transporting wastewater associated with hydraulic fracturing activities to publicly owned treatment works for disposal. The EPA plans to propose such standards by late 2014. In addition, in May 2013, the federal Bureau of Land Management published a supplemental notice of proposed rulemaking governing hydraulic fracturing on federal and Indian lands that replaces a prior draft of proposed rulemaking issued by the agency in May 2012. The revised proposed rule would continue to require public disclosure of chemicals used in hydraulic fracturing on federal and Indian lands, confirmation that wells used in fracturing operations meet appropriate construction standards, and development of appropriate plans for managing flowback water that returns to the surface.

        Several states have adopted, or are considering adopting, regulations that could restrict or prohibit hydraulic fracturing in certain circumstances and/or require the disclosure of the composition of hydraulic fracturing fluids. For example, Texas requires oil and natural gas operators to publicly disclose the chemicals used in the hydraulic fracturing process. Regulations require that well operators disclose the list of chemical ingredients subject to the requirements of the Occupational Safety and Health Act, as amended ("OSHA") for disclosure on an internet website and also file the list of chemicals with the Texas Railroad Commission with the well completion report. The total volume of water used to hydraulically fracture a well must also be disclosed to the public and filed with the Texas Railroad Commission. Furthermore, in May 2013, the Texas Railroad Commission issued a "well integrity rule," which updates the requirements for drilling, putting pipe down, and cementing wells. The rule also includes new testing and reporting requirements, such as (i) the requirement to submit cementing reports after well completion or after cessation of drilling, whichever is later, and (ii) the imposition of additional testing on wells less than 1,000 feet below usable groundwater. The "well integrity rule" took effect in January 2014. In addition, on May 6, 2014, in response to concerns regarding hydraulic fracturing, the city of Denton, Texas, where we operate, issued a moratorium on the issuance of new drilling permits inside the Denton city limits until September 9, 2014. This moratorium on new drilling permits is not expected to impact our current development plans for exploration and production activities in Denton, and we do not believe that the moratorium will have a material impact on our business, prospects, financial condition or results of operations. We believe that we follow applicable standard industry practices and legal requirements for groundwater protection in our hydraulic fracturing activities. Nonetheless, if new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.

        Certain governmental reviews have been conducted or are underway that focus on environmental aspects of hydraulic fracturing practices, which could lead to increased regulation. For example, the

White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices. The EPA has also commenced a study of the potential environmental effects of hydraulic fracturing on drinking water and groundwater, with a first progress report outlining work currently underway by the agency released on December 21, 2012, and a final report drawing conclusions about the potential impacts of hydraulic fracturing on drinking water resources expected to be available for public comment and peer review by late 2014. Other governmental agencies, including the U.S. Department of Energy, have evaluated or are evaluating various other aspects of hydraulic fracturing. These ongoing or proposed studies could spur initiatives to further regulate hydraulic fracturing under the SDWA or other regulatory mechanisms, and could ultimately make it more difficult or costly for us to perform fracturing and increase our costs of compliance and doing business.

        If hydraulic fracturing is further regulated at the federal or state level, our fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs. Such legislative changes could cause us to incur substantial compliance costs, and compliance or the consequences of any failure to comply by us could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the impact on our business of newly enacted or potential federal or state legislation governing hydraulic fracturing, and any of the above risks could impair our ability to manage our business and have a material adverse effect on our operations, cash flows and financial position.

Waste Discharges

        The CWA and its state analog impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. The CWA and regulations implemented thereunder also prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

Air Emissions

        The CAA and comparable state laws restrict the emission of air pollutants from many sources, including compressor stations, through the issuance of permits and the imposition of other requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay the development of oil and natural gas projects. Over the next several years, we may be required to incur certain capital expenditures for air pollution control equipment or other air emissions related issues. For example, in April 2012, the EPA released final rules that subject all oil and gas operations (production, processing, transmission, storage and distribution) to regulation under the new source performance standards ("NSPS") and the National Emission Standards for Hazardous Air Pollutants ("NESHAPS") programs. These rules became effective October 2012. The rules include NSPS standards for completions of hydraulically-fractured gas wells. The standards include the reduced emission completion techniques, or "green completions," developed in the EPA's Natural Gas STAR program along with pit flaring of gas not sent to the gathering line. "Green completions" for hydraulic fracturing require the operator to recover rather than vent the gas and NGLs that come to the surface during completion of the fracturing process. The standards are applicable to newly drilled and fractured wells and wells that are refractured on or after January 1, 2015. Further, the rules under NESHAPS include Maximum Achievable Control Technology ("MACT") standards for glycol dehydrators and storage vessels at major sources of hazardous air pollutants not currently subject to MACT standards. In April 2013, EPA issued a proposed revision as a result of legal challenges to the original rule which may impact the scope of these rules. The rule is designed to limit emissions of volatile organic compounds, sulfur dioxide, and hazardous air pollutants from a variety of sources within natural gas processing plants, oil and natural gas production facilities, and natural gas transmission compressor stations. This rule could require a number of modifications to our operations including the installation of new equipment. Compliance with such rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact our business. Additionally, in December 2012, seven states submitted a notice of intent to sue the EPA to compel the agency to make a determination as to whether standards or performance limiting methane emissions from oil and gas sources is appropriate and if so, to promulgate performance standards for methane emissions from existing oil and gas sources.

        We may be required to incur certain capital expenditures in the next few years for air pollution control equipment in connection with maintaining or obtaining operating permits addressing other air emission related issues, which may have a material adverse effect on our operations. Obtaining permits also has the potential to delay the development of oil and natural gas projects.

Climate Change

        In response to findings that emissions of carbon dioxide, methane and other greenhouse gases ("GHGs") present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act that, among other things, establish Prevention of Significant Deterioration ("PSD") construction and Title V operating permit reviews for certain large stationary sources that are potential major sources of GHG emissions. As part of these efforts, the EPA issued a final rule (the "Tailoring Rule"), effective January 1, 2011, that established emissions thresholds such that only these large stationary sources are subject to GHG permitting. The U.S. Supreme Court announced it will review aspects of the Tailoring Rule during it 2014 term. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which include certain of our operations.

        In addition, in August 2012, the EPA established NSPS for VOCs and sulfur dioxide and an air toxic standard for oil and natural gas production, transmission, and storage. The rules include the first federal air standards for natural gas wells that are hydraulically fractured, or refractured, as well as requirements for several other sources, such as storage tanks and other equipment, and limits methane emissions from these sources in an effort to reduce GHG emissions. These requirements could adversely affect our operations by requiring us to make significant expenditures to ensure compliance with the NSPS.

        While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. Although it is not possible at this time to estimate how potential future laws or regulations addressing GHG emissions would impact our business, either directly or indirectly, any future federal, state or local laws or implementing regulations that may be adopted to address GHG emissions in areas where we operate could require us or our customers to incur increased operating costs. Regulation of GHGs could also result in a reduction in demand for and production of oil and natural gas, which would result in a decrease in demand for our services and adversely affect our financial position and results of operations. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the oil or natural gas produced by our customers or otherwise cause us to incur significant costs in preparing for or responding to those effects.

National Environmental Policy Act

        Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act ("NEPA"). NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. The process involves the preparation of either an environmental assessment or environmental impact statement depending on whether the specific circumstances surrounding the proposed federal action will have a significant impact on the human environment. The NEPA process involves public input through comments which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. This process may result in delaying the permitting and development of projects, increase the costs of permitting and developing some facilities and could result in certain instances in the cancellation of existing leases.

Endangered Species Act and Migratory Bird Treaty Act

        The Endangered Species Act ("ESA") restricts activities that may affect endangered or threatened species of their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act While some of our operations may be located in areas that are designated as habitats for endangered or threatened species or that may attract migratory birds we believe that we are in substantial compliance with the ESA and the Migratory Bird Treaty Act, and we are not aware of any proposed ESA listings that will materially affect our operations. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected states.

Worker Safety

        OSHA and any analogous state law regulate the protection of the safety and health of workers. The OSHA hazard communication standard requires maintenance of information about hazardous materials used or produced in operations and provision of such information to employees. Other OSHA standards regulate specific worker safety aspects of our operations. Failure to comply with OSHA requirements can lead to the imposition of penalties.

Employees

        As of December 31, 2013, we had 47 full-time employees. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We utilize the services of independent contractors to perform various field and other services.

Legal Proceedings

        We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth the names, ages and titles of our directors and executive officers as of May 7, 2014:

Name	Age	Title
Roger J. Biemans	53	Chairman and Chief Executive Officer
Thomas B. Tyree, Jr.	53	President and Chief Financial Officer and Director
John J. Moran, Jr.	52	Vice President of Operations
W. Worth Carlin	58	Vice President of Land
Mike L. Hopkins	45	Vice President of Midstream
S. Wil VanLoh, Jr.	43	Director
E. Bartow Jones	38	Director
Jonathan C. Farber	45	Director

        Set forth below is the description of the backgrounds of our directors and executive officers.

        Roger J. Biemans has served as Chairman and CEO, and member of the boards of managers of Vantage I and Vantage II since their founding in 2006 and 2012, respectively. He was appointed as a member of our board of directors in May 2014. Prior to co-founding Vantage I, he was President of EnCana Oil & Gas (USA) Inc. from 2000 through 2006 and from 1996 through 2000 Vice-President & Team Lead for AEC Oil & Gas (EnCana Corp) in Alberta, Canada. Mr. Biemans began his career with AEC Oil & Gas in 1982 after which he spent five years with Saskoil (Wascana) in senior engineering positions and six years with the City of Medicine Hat responsible for the utility owned oil and gas upstream assets. Mr. Biemans holds a BSc in Mechanical Engineering from the University of Calgary.

        We believe that Mr. Biemans' extensive knowledge of the energy industry and our operations developed through his role as co-founder of Vantage I and Vantage II, as well as his substantial business, leadership and management experience, bring important and valuable skills to the board of directors.

        Thomas B. Tyree, Jr. has served as President, Chief Financial Officer, and member of the boards of managers of Vantage I and Vantage II since their founding in 2006 and 2012, respectively. He was appointed as a member of our board of directors in May 2014. Prior to co-founding Vantage I, he was Chief Financial Officer of Bill Barrett Corporation from 2003 through 2006 with responsibility for finance, treasury, accounting, internal audit and other functions. From 1989-2003, Mr. Tyree served as a Managing Director in the Investment Banking Division at Goldman, Sachs & Co. Mr. Tyree began his career with Bankers Trust Company in 1983 as an Associate in Corporate Finance. Mr. Tyree holds an MBA from the Wharton School at the University of Pennsylvania in Finance and Entrepreneurial Management and a B.A. from Colgate University in Economics and Philosophy.

        We believe that Mr. Tyree's extensive experience as a chief financial officer of oil and gas companies and an investment banker, together with his knowledge of both the energy industry and our operations developed through his role as co-founder of Vantage I and Vantage II, bring important and valuable skills to the board of directors.

        John J. Moran, Jr. has served as Vice President of Operations for Vantage I and Vantage II since April 2011 and Senior Engineer since joining the company in March 2007. John oversees the cost efficient execution of drilling, completion, and production operations and EHS and regulatory functions in the company's Marcellus and Barnett Shale assets. Prior to joining Vantage, Mr. Moran served as Drilling Lead for EnCana Oil & Gas from July 2000 to March 2007, providing engineering, regulatory oversight, and project management functions in the drilling of over 1,000 development wells in the company's Piceance Basin asset in Western Colorado. Mr. Moran began his career with Marathon Oil Company in March 1987, and performed a variety of production, completion, and drilling engineering assignments in several Gulf Coast and International locations, before finally serving as Drilling Superintendent from July 1997 to December 1999, when he managed the company's Rocky Mountain Region development activities. Mr. Moran holds a BS in Petroleum Engineering from Montana Tech University.

        W. Worth Carlin has served as Vice President of Land for Vantage I and Vantage II since October 2012. Prior to joining Vantage, he served as Vice President, Land for Range Resources-Appalachia based in Canonsburg, PA, from February 2009 until October 2012 and was responsible for all land activities related to Range's Marcellus Shale assets. Prior to his service with Range, Mr. Carlin worked for various upstream exploration and production companies over the past 35 years as a landman, including EnCana Oil & Gas, Kerr-McGee and Sun Oil/Oryx Energy companies, primarily in Texas. Mr. Carlin is a 1977 graduate from the University of Texas at Austin with a BBA in Petroleum Land Management.

        Mike L. Hopkins has served as the Vice President of Midstream for Vantage I and Vantage II and has managed Vista since February 2013. Prior to joining Vantage, he served as the Director of Engineering and Construction for Williams Midstream, a Tulsa based midstream company, from December 2009 until January 2013 and began his career at Williams in 1992. Mr. Hopkins holds a BS in Mechanical Engineering from the Colorado School of Mines and an Executive Management Certification from Case Western Reserve University.

        S. Wil VanLoh, Jr. has served as a member of the boards of managers of Vantage I and Vantage II since their founding in 2006 and 2012, respectively. He was appointed as a member of our board of directors in May 2014. Mr. VanLoh is the President and Chief Executive Officer of Quantum Energy Partners, which he co-founded in 1998. Quantum Energy Partners manages a family of energy-focused private equity funds, which, together with its affiliates, has had more than $7 billion of capital under stewardship. Mr. VanLoh is responsible for the leadership and overall management of the firm. Additionally, he leads the firm's investment strategy and capital allocation process, working closely with the investment team to ensure its appropriate implementation and execution. Prior to co-founding Quantum Energy Partners, Mr. VanLoh co-founded Windrock Capital, Ltd., an energy investment banking firm specializing in providing merger, acquisition and divestiture advice to and raising private equity for energy companies. Prior to co-founding Windrock, Mr. VanLoh worked in the energy investment banking groups of Kidder, Peabody & Co. and NationsBank. Mr. VanLoh serves on the boards of a number of portfolio companies of Quantum Energy Partners, all of which are private energy companies, and currently serves on the board of directors of the general partner of QR Energy, LP (NYSE: "QRE").

        We believe that Mr. VanLoh's extensive experience, both from investing in the energy industry since 1998 and serving as director for numerous private and public energy companies, brings important and valuable skills to the board of directors.

        E. Bartow Jones has served as a member of the boards of managers of Vantage I since May 2010 and of Vantage II since its founding in 2012. He has been a member of our Board of Directors since May 2014. Mr. Jones is currently a Partner at Riverstone Holdings LLC where he served as a Managing Director from 2010 to 2014 and a Principal from 2007 to 2010. Mr. Jones has been with Riverstone since 2001. Mr. Jones currently serves on the boards of directors of Foresight Reserves, Niska Gas Storage Partners LLC, Targe Energy, LLC, Legend Production Holdings and Quintana Shipping Ltd. and related entities and portfolio companies sponsored by Riverstone Holdings LLC, and he previously served on the boards of directors of Buckeye GP LLC, the general partner of Buckeye Partners, LP, and Mainline Management LLC, the general partner of Buckeye GP Holdings L.P. and PVR GP, LLC, the general partner of PVR Partners, L.P. Mr. Jones received his undergraduate degree in commerce with concentrations in both finance and accounting from the McIntire School of Commerce at the University of Virginia.

        We believe that Mr. Jones's extensive experience and role with portfolio companies, significant understanding of the challenges facing public companies and involvement with a range of various energy companies brings important and valuable skills to the board of directors.

        Jonathan C. Farber has served as a member of the boards of managers of Vantage I and Vantage II since their founding in 2006 and 2012, respectively. He was appointed as a member of our board of directors in May 2014. Mr. Farber serves as a Managing Director of Lime Rock Partners, a private equity firm he co-founded in 1998 to focus on investments of growth capital in energy companies worldwide. Mr. Farber is also Manager of the general partner of Lime Rock Management LP and director of the upper tier general partners of the various Lime Rock funds. Mr. Farber began his career in 1990 in the Investment Research Department of Goldman Sachs, rising from a securities analyst to Vice President in the Investment Banking Division, where he was involved in private equity and large merger and acquisition transactions. Mr. Farber currently serves on the board of directors of Augustus Energy Partners II, CrownRock, Laricina Energy, LRR Energy, L.P. and PDC Mountaineer. He previously served on the board of directors of Arena Exploration, RMP Energy, Coronado Resources, Deer Creek Energy, LMP Exploration Holdings, Torex Resources, Slate River Resources, U.S. Exploration Holdings, Black Shire Energy, and Venture Production. Mr. Farber is a graduate of the School of Foreign Service of Georgetown University, with a Bachelor of Science in Foreign Service degree.

        We believe that Mr. Farber's extensive financial, investment banking and private equity experience, as well as his experience on the boards of directors of public and numerous private energy companies, bring important and valuable skills to the board of directors.

Board of Directors

        The board of managers of Vantage I currently consists of seven members, Messrs. Biemans, Tyree, Alexander, Farber, Jones, Webster and VanLoh. The board of managers of Vantage II currently consists of eight members, Messrs. Biemans, Tyree, Alexander, Farber, Jones, Webster, VanLoh and Pressler. In connection with the closing of this offering, Vantage Investment I and Vantage Investment II will enter into a voting agreement. Please see "Certain Relationships and Related Party Transactions—Voting Agreement." Pursuant to the voting agreement, Vantage Investment I and Vantage Investment II will agree to vote their shares of common stock in accordance with the voting agreement, including as it relates to the election of directors. We anticipate that our board will determine that each of Messrs. VanLoh, Jones and Farber are independent under the independence standards of the NYSE.

        In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties. We currently are in the process of identifying individuals who meet these standards and the relevant independence requirements. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

        In connection with the completion of this offering, we expect that our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2015, 2016 and 2017, respectively. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Status as a Controlled Company

        Because Vantage Investment I and Vantage Investment II will own a majority of our outstanding common stock following the completion of this offering, we expect to be a controlled company under NYSE corporate governance standards. A controlled company need not comply with NYSE corporate governance rules that require its board of directors to have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the NYSE corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors within 90 days of the listing date and at least three independent directors within one year of the listing date.

        While these exemptions will apply to us as long as we remain a controlled company, we expect that our board of directors will nonetheless consist of a majority of independent directors within the meaning of the NYSE listing standards currently in effect.

Committees of the Board of Directors

        Upon the conclusion of this offering, we intend to have an audit committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

        We will establish an audit committee prior to the completion of this offering. We anticipate that following completion of this offering, our audit committee will consist of three directors who will be independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. We anticipate that at least one of our independent directors will satisfy the definition of "audit committee financial expert."

        This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee

        Because we will be a "controlled company" within the meaning of the NYSE corporate governance standards, we will not be required to, and do not currently expect to, have a compensation committee.

        If and when we are no longer a "controlled company" within the meaning of the NYSE corporate governance standards, we will be required to establish a compensation committee prior to the completion of this offering. We anticipate that such a compensation committee would consist of three directors who will be "independent" under the rules of the SEC. This committee would establish salaries, incentives and other forms of compensation for officers and other employees. Any compensation committee would also administer our incentive compensation and benefit plans. Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC, the PCAOB and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

        Because we will be a "controlled company" within the meaning of the NYSE corporate governance standards, we will not be required to, and do not currently expect to, have a nominating and corporate governance committee.

        If and when we are no longer a "controlled company" within the meaning of the NYSE corporate governance standards, we will be required to establish a compensation committee shortly after the completion of this offering. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be "independent" under the rules of the SEC. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of a compensation committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee Interlocks and Insider Participation

        Because we will be a "controlled company" within the meaning of the NYSE corporate governance standards, we will not be required to, and do not currently expect to, have a compensation committee. None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

        Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

        Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION

        We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

Summary Compensation Table

        The table below sets forth the annual compensation paid by our predecessor during the fiscal year ended December 31, 2013 to our principal executive officer and our next two most highly-compensated executive officers (our "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Roger J. Biemans (Chairman of the Board of Directors and Chief Executive Officer)	2013
( )	2013
( )	2013

Outstanding Equity Awards at 2013 Fiscal Year-End

        The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2013.

Unit Awards
Name	Number of Units that Have Not Vested (#)	Exercise Price ($)	Expiration Date
Roger J. Biemans

Director Compensation

        We did not pay any compensation to the non-employee directors of Vantage I or Vantage II during 2013. Going forward, our board of directors believes that attracting and retaining qualified non-employee directors will be critical to the future value growth and governance of our company. Our board of directors also believes that the compensation package for our non-employee directors should require a significant portion of the total compensation package to be equity-based to align the interest of these directors with our stockholders.

        We are currently considering a non-employee director compensation program and expect to have one in place shortly before the closing of this offering.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the beneficial ownership of our common stock that, upon the consummation of our corporate reorganization in connection with the completion of this offering, will be owned by:

  •
  the selling stockholders;

  •
  each member of our board of directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the selling stockholders, directors or named executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Vantage Energy Inc., 116 Inverness Drive East, Suite 107, Englewood, Colorado 80112.

        Prior to the completion of our corporate reorganization (which will occur in connection with the completion of this offering), the ownership interests of the selling stockholders and our directors and executive officers are represented by limited liability company interests in Vantage I and Vantage II.

        To the extent that the underwriters sell more than            shares of common stock, the underwriters have the option to purchase up to an additional            shares from us. However, the table below assumes no exercise of such option.

	Shares Beneficially Owned Before this Offering			Shares Beneficially Owned After this Offering
Shares Offered Hereby
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Selling Stockholders:
Vantage Energy Investment, LLC
Vantage Energy Investment II, LLC
Named Executive Officers and Directors:
Roger J. Biemans

Thomas B. Tyree, Jr.
S. Wil VanLoh, Jr.
E. Bartow Jones
Jonathan C. Farber
Directors and executive officers as a group (8 persons)

*
Less than 1%.

 CORPORATE REORGANIZATION

        We were recently incorporated under the laws of the State of Delaware to become a holding company for Vantage's assets and operations. Vantage I was founded in December 2006 with equity commitments from affiliates of Quantum, Riverstone and Lime Rock, as well the Management Members. Subsequently, Vantage II was founded in July 2012 with equity commitments from affiliates of those same Sponsors and the Management Members.

        Pursuant to the terms of a corporate reorganization that will be completed simultaneously with the closing of this offering, (i) Vantage I and Vantage II will merge into subsidiaries of newly formed holding companies, Vantage Investment I and Vantage Investment II, that will be owned by the Existing Owners in equal proportions to their current ownership of Vantage I and Vantage II and (ii) the Existing Owners will contribute all of the interests in Vantage I and Vantage II to us in exchange for all of our issued and outstanding shares of common stock (prior to the issuance of shares of common stock in this offering). As a result of the reorganization, Vantage I and Vantage II will become direct, wholly owned subsidiaries of Vantage Energy Inc. For more information on the ownership of our common stock by our principal and selling stockholders, please see "Principal and Selling Stockholders."

        The following diagram indicates our simplified ownership structure after giving effect to our corporate reorganization and this offering (assuming that the underwriters' option to purchase additional shares is not exercised).

        Please see "Description of Capital Stock" for additional information regarding the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Corporate Reorganization

        In connection with our corporate reorganization, we will engage in transactions with certain affiliates and our existing equity holders. Please see "Corporate Reorganization" for a description of these transactions.

Historical Transactions with Affiliates

Vantage Energy, LLC

  Acquisition and Joint Development Agreement

        In July 2012, subsidiaries of Vantage I and Vantage II entered into an Acquisition and Joint Development Agreement (the "JDA"), whereby a subsidiary of Vantage II acquired from a subsidiary of Vantage I an undivided 50% in interest in certain oil and gas assets located within Greene County, Pennsylvania, a 100% interest in oil and gas assets located in West Virginia and a 100% membership interest in Vista. The subsidiary of Vantage I retained the remaining undivided 50% interest in such oil and gas assets located within Greene County, Pennsylvania. The parties estimated the fair value of the transaction at approximately $26 million.

  Gas Gathering System Operating Agreement

        In connection with the JDA, Vista became the operator of the gas gathering assets. Pursuant to a Gathering System Operating Agreement, dated August 2, 2012, between a subsidiary of Vantage I and Vista, subsidiaries of Vantage I and Vantage II are to pay their respective 50% shares of the gas gathering system's operating and development costs. In addition, Vista, as operator, charges a subsidiary of Vantage I gas gathering and compression fees. Both Vantage I and Vantage II, and indirectly, their subsidiaries, will be our wholly owned subsidiaries following the completion of our corporate reorganization.

  Management Services Agreement

        In August 2012, Vantage I and Vantage II entered into a Management Services Agreement ("MSA") whereby a subsidiary of Vantage I provides certain executive management, administrative, accounting, finance, engineering, land, and information technology assistance to Vantage II. In exchange for receiving these services, Vantage II pays Vantage I a fee (the "MSA Fee"). Through June 2014, the MSA Fee will be calculated as 50% of the overall gross general and administrative expenses incurred by Vantage I. Starting in July 2014, the MSA Fee will be based upon the gross general and administrative expenses incurred by Vantage I multiplied by a ratio of the relative capital expenditures and oil and natural gas production volumes of Vantage I and Vantage II. For the years ended December 31, 2013 and 2012, Vantage I recorded approximately $8.3 million and $2.9 million, respectively, of management fees under the MSA as a reduction to general and administrative expense. As of December 31, 2013 and 2012, Vantage I had a net (payable) receivable (to) from Vantage II of approximately $(9.3) million and $0.3 million, respectively, related to its interests in wells operated by Vantage II. Following the completion of this offering and our corporate reorganization, however, we will manage both Vantage I and Vantage II.

  Derivative Novations

        In November 2013, Vantage I entered into an agreement to sell certain derivative contracts to Vantage II, as approved by Wells Fargo Bank, N.A. Vantage I determined the total fair value of the derivative contracts on the date of transfer to be approximately $1.7 million.

Voting Agreement

        In connection with the closing of this offering, we expect Vantage Investment I and Vantage Investment II to enter into a voting agreement, pursuant to which they will agree to vote their shares of common stock in accordance with the terms thereof, including with respect to the election of directors.

Registration Rights Agreement

        In connection with the closing of this offering, we expect to enter into a registration rights agreement with Vantage Investment I and Vantage Investment II. The registration rights agreement is expected to provide for customary rights for Vantage Investment I and Vantage Investment II to demand that we file a resale shelf registration statement or, in certain circumstances, conduct an underwritten offering of shares held by Vantage I and Vantage II. In addition, we expect that the agreement will grant Vantage Investment I and Vantage Investment II customary rights to participate in certain underwritten offerings of our common stock that we may conduct.

Procedures for Approval of Related Party Transactions

        Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

  •
  any person who is known by us to be the beneficial owner of more than 5% of our common stock;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

        We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

 DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering the authorized capital stock of Vantage Energy Inc. will consist of            shares of common stock, $0.01 par value per share, of which            shares will be issued and outstanding, and            shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

        The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Vantage Energy Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by then that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of             shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

        Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        We will elect to not be subject to the provisions of Section 203 of the DGCL.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

        Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

  •
  establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

  •
  provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  at any time after the Sponsors and each of their respective affiliates no longer collectively beneficially own more than 50% of the outstanding shares of our common stock,

  •
  provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series (prior to such time, such actions may be taken without a meeting by written consent of holders of common stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting);

  •
  provide our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding common stock (prior to such time, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of a majority of our then outstanding common stock); and

  •
  provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the outstanding shares entitled to vote);

  •
  provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

  •
  provide that we renounce any interest in the business opportunities of the Sponsors or any of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than our directors that are presented business opportunities in their capacity as our directors) and that they have no obligation to offer us those investments or opportunities; and

  •
  provide that our bylaws can be amended or repealed at any regular or special meeting of stockholders or by the board of directors, including the requirement that any amendment by the stockholders at a meeting, at any time after the Sponsors and their respective affiliates no longer collectively own more than 50% of the outstanding shares of our common stock, be upon the affirmative vote of at least 66 2/3% of the shares of common stock generally entitled to vote in the election of directors.

Forum Selection

        Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

  •
  any derivative action or proceeding brought on our behalf;

  •
  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

  •
  any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

  •
  any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

        Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

        We expect that the transfer agent and registrar for our common stock will be            .

Listing

        We intend to apply to list our common stock on the NYSE under the symbol "VEI."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

        Upon completion of this offering, we will have outstanding an aggregate of                shares of common stock. Of these shares, all of the                shares of common stock to be sold in this offering (or                shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

        As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

  •
  no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

  •
              shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

        We, Vantage Investment I, Vantage Investment II, and all of our directors and executive officers have agreed not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register                shares of common stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

        We expect to enter into a registration rights agreement with Vantage Investment I and Vantage Investment II which will require us to file and effect the registration of our common stock held thereby (and by certain of their affiliates) in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. Please see "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

 MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax and, to a limited extent, estate tax, consequences related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below), that holds our common stock as a "capital asset" (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations and administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal gift tax laws, any state, local or foreign tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as (without limitation):

  •
  banks, insurance companies or other financial institutions;

  •
  tax-exempt or governmental organizations;

  •
  dealers in securities or foreign currencies;

  •
  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

  •
  persons subject to the alternative minimum tax;

  •
  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code;

  •
  persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

  •
  certain former citizens or long-term residents of the United States;

  •
  real estate investment trusts or regulated investment companies; and

  •
  persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

        PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of our common stock that is not for U.S. federal income tax purposes any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Accordingly, we urge partners in partnerships (including entities treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

        As described in the section entitled "Dividend Policy," we do not plan to make any distributions on our common stock for the foreseeable future. However, if we do make distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please see "—Gain on Disposition of Common Stock." Any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the withholding agent with an IRS Form W-8BEN (or other appropriate form) certifying qualification for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

  •
  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

        A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

        A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

        Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our common stock is considered to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder's holding period for the common stock, more than 5% of our common stock will be taxable on gain recognized on the disposition of our common stock as a result of our status as a USRPHC. If our common stock were not considered to be regularly traded on an established securities market, all non-U.S. holders generally would be subject to U.S. federal income tax on a taxable disposition of our common stock, and a 10% U.S. withholding tax would apply to the gross proceeds from the sale of our common stock by such non-U.S. holders.

        Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

U.S. Federal Estate Tax

        Our common stock beneficially owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent's gross estate for U.S. federal estate tax purposes and thus may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S.

holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or other appropriate version of IRS Form W-8.

        Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a foreign office of a broker. However, unless such broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements

        Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, impose a 30% withholding tax on any dividends on our common stock and on the gross proceeds from a disposition of our common stock in each case if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity; or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

        Payments subject to withholding tax under this law generally include dividends paid on common stock of a U.S. corporation after June 30, 2014, and gross proceeds from sales or other dispositions of such common stock after December 31, 2016. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these withholding rules.

        THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE VIEWED AS TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT TAX LAWS AND ANY STATE, LOCAL OR FOREIGN TAX LAWS AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)

        Barclays Capital Inc. is acting as the representative of the underwriters and book-running manager of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholder the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.

Total

        The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling stockholder to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholder for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. After the offering, the representative may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The expenses of the offering that are payable by us are estimated to be $             million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

        We have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of            shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than            shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this section.

Lock-Up Agreements

        We, Vantage Investment I, Vantage Investment II, and all of our directors and executive officers have agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock; provided, however, that (i) Vantage Investment I and Vantage Investment II will be allowed, subject to certain restrictions, to pledge its shares of our common stock as collateral under a credit facility and (ii) we will be allowed to enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (2) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (3) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

        Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

        Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between the representative and us. In determining the initial public offering price of our common stock, the representative considered:

  •
  the history and prospects for the industry in which we compete;

  •
  our financial information;

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representative will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

        We intend to apply to list our common stock for quotation on the NYSE under the symbol "VEI." In connection with that listing, the underwriters have undertaken to sell the shares of common stock in this offering to a minimum of 2,000 beneficial owners in round lots of 100 or more units to meet the NYSE distribution requirements for trading.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior specific written approval of the customer.

Stamp Taxes

        If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates have in the past, and may in the future, perform investment banking, commercial banking, advisory and other services for us and our respective affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses. In particular, affiliates of                are lenders under our amended revolving credit facility and may receive payments in connection with the repayment of our combined revolving credit facility. Also, affiliates of                        are lenders under the Vantage I second lien term loan and may receive payments in connection with the repayment thereof. Please see "—Conflicts of Interest."

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

        Affiliates of                and                are lenders under the Vantage I second lien term loan and are expected to be lenders under our combined revolving credit facility and will receive more than 5% of the net proceeds of this offering in connection with the repayment of borrowings thereunder. Accordingly, this offering is being made in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. In accordance with that rule, the appointment of a "qualified independent underwriter" is not required in connection with this offering because the underwriter primarily responsible for managing this public offering does not have a "conflict of interest" under Rule 5121, is not an affiliate of any underwriter that does have a "conflict of interest" under Rule 5121 and meets the requirements of paragraph (f)(12)(E) of Rule 5121. Any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.

Selling Restrictions

European Economic Area

        This document is not a prospectus for the purposes of the Prospectus Directive (as defined below).

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a "Relevant Member State") with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus supplement, may not be made in that Relevant Member State other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Initial Purchasers for any such offer; or

  (c)
  in any other circumstances fully within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order, and (iii) any other person to whom it may lawfully be communicated pursuant to the Order, all such persons which we refer to together as relevant persons. This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any investment activity to which this prospectus supplement relates will only be available to, and will only be engaged with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

        All applicable provisions of the Financial Services and Markets Act 2000 (as amended) must be complied with in respect to anything done by any person in relation to our common stock in, from or otherwise involving the United Kingdom.

Switzerland

        This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a and/ or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Hong Kong

        The shares of our common stock offered hereby may not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of our common stock offered hereby may be issued or may be in the possession of any person for the purpose of the issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares of our common stock offered hereby which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made under that Ordinance.

Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock offered hereby may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore, which we refer to as the SFA, (ii) to a "relevant person" as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares of our common stock offered hereby are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except

  (i)
  to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

  (ii)
  (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA, or (in the case of a trust) where the transfer arises from an offer that is made on terms that such rights or interests are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

  (iii)
  where no consideration is or will be given for the transfer; or

  (iv)
  where the transfer is by operation of law.

        By accepting this prospectus supplement, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with

ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  (ii)
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  a person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  (b)
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

 LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

        The consolidated financial statements of Vantage Energy, LLC as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Vantage Energy II, LLC as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The balance sheet of Vantage Energy Inc. as of May 7, 2014, has been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

        Estimates of our oil and natural gas reserves, related future net cash flows and the present values thereof related to our properties as of December 31, 2013 included elsewhere in this prospectus were based upon reserve reports prepared by independent petroleum engineers Netherland, Sewell & Associates, Inc. and Wright & Company, Inc. We have included these estimates in reliance on the authority of such firms as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's website is www.sec.gov.

        As a result of the offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Vantage Energy Inc.
Unaudited Pro Forma Financial Statements
Introduction	F-2
Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013	F-4
Unaudited Pro Forma Consolidated Statement of Income for the Year Ended December 31, 2013	F-5
Notes to Pro Forma Consolidated Financial Statements	F-6
Vantage Energy, LLC (Predecessor)
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-11
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-12
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2012 and 2013	F-13
Consolidated Statements of Changes in Members' Equity	F-14
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2013	F-15
Notes to Consolidated Financial Statements	F-16
Vantage Energy II, LLC
Audited Consolidated Financial Statements
Report of Independent Auditors' Firm	F-39
Consolidated Balance Sheets as of December 31, 2012 and 2013	F-40
Consolidated Statements of Operations for the Year Ended December 31, 2013 and the Period from July 29, 2012 (Inception) Through December 31, 2012	F-41
Consolidated Statements of Changes in Members' Equity for the Year Ended December 31, 2013 and the Period from July 29, 2012 (Inception) Through December 31, 2012	F-42
Consolidated Statements of Cash Flows for the Year Ended December 31, 2013 and the Period from July 29, 2012 (Inception) Through December 31, 2012	F-43
Notes to Consolidated Financial Statements	F-44
Vantage Energy Inc.
Audited Balance Sheet
Report of Independent Registered Public Accounting Firm	F-63
Balance Sheet as of May 7, 2014	F-64
Notes to Balance Sheet	F-65

VANTAGE ENERGY INC.

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Unaudited)

Introduction

        The following unaudited pro forma condensed combined financial statements of Vantage Energy Inc. (the "Company") for the year ended December 31, 2013 give effect to (i) the corporate reorganization as described under "—Corporate Reorganization" and (ii) the issuance by the Company of            shares of common stock in this initial public offering (the "Offering") for $             million of gross proceeds and the Company's application of such proceeds as described in "Use of Proceeds," included elsewhere in this prospectus.

        The unaudited pro forma condensed combined financial statements are derived from the audited historical financial statements of the Company, Vantage Energy, LLC ("Vantage I") and Vantage Energy II, LLC ("Vantage II") and should be read together with those financial statements and related notes contained therein, which are included elsewhere in this prospectus.

        The unaudited pro forma condensed combined balance sheet has been prepared as if the corporate reorganization and the Offering were completed on December 31, 2013. The unaudited pro forma condensed combined statement of operations was prepared as if the corporate reorganization and the Offering were completed on January 1, 2013. The adjustments made in these unaudited pro forma condensed combined financial statements are based upon currently available information and certain estimates and assumptions. Actual effects of the transactions may differ from the pro forma adjustments. Management believes, however, that the assumptions provide a reasonable basis for presenting the significant effects of the corporate reorganization and the Offering and that the pro forma adjustments are factually supportable, give appropriate effect to those assumptions and are properly applied. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the notes accompanying such unaudited pro forma condensed combined financial statements as well as "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus.

        The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to indicate the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the corporate reorganization and the Offering been consummated on the dates or for the periods presented. In addition, the unaudited pro forma condensed combined financial statements are not a projection of our results of operations or financial position for any future period or date.

Corporate Reorganization

        Pursuant to the terms of a corporate reorganization that will be completed simultaneously with the closing of the Offering, (i) Vantage I and Vantage II will merge into subsidiaries of newly-formed holding companies, Vantage Energy Investment I ("Vantage Investment I") and Vantage Energy Investment II ("Vantage Investment II"), that will be owned by investment funds affiliated with or managed by Quantum Energy Partners, Riverstone Holdings LLC and Lime Rock Partners (collectively, the "Sponsors") and the individual founders and employees and other individuals who, together with the Sponsors, initially formed Vantage I and Vantage II (collectively, the "Existing Owners") in equal proportions to their current ownership of Vantage I and Vantage II and (ii) the Existing Owners will contribute all of the limited liability company interests in Vantage I and Vantage II to us in exchange for all of our issued and outstanding shares of common stock (prior to the issuance of shares of common stock in the Offering). As a result of the reorganization, Vantage I and Vantage II will become direct, wholly owned subsidiaries of Vantage Energy Inc. Following the corporate reorganization, Vantage I and Vantage II will become subject to U.S. federal and state income taxes as disregarded subsidiaries of the Company. For more information regarding the corporate reorganization, please see "Corporate Reorganization" elsewhere in this prospectus.

        The unaudited pro forma condensed combined financial statements include forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Please see "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

VANTAGE ENERGY INC.

Unaudited Pro Forma

Combined Balance Sheet

As of December 31, 2013

(In Thousands)	Historical Vantage Energy, LLC	Historical Vantage Energy II, LLC	Reorganization Pro Forma Adjustments	Combined Vantage I and Vantage II	Offering Pro Forma Adjustments	Pro Forma Vantage Energy Inc.
	Assets
Current assets
Cash and cash equivalents	$80,211	$5,779	$	$	$	$
Accounts receivable	13,526	3,035
Accounts receivable—related party	—	9,293
Inventory	2,242	—
Prepayments and deposits	150	—
Derivative assets	—	314

Total current assets	96,129	18,421

Property, plant and equipment
Oil and gas properties, full-cost method of accounting
Proved	615,993	158,222
Unproved	35,107	127,995

Total oil and gas properties	651,100	286,217
Accumulated depletion, depreciation and amortization	(208,906)	(8,408)

Net oil and gas properties	442,194	277,809
Gas gathering system, (net)	17,290	17,798
Other property, plant, and equipment (net)	291	—

Net property, plant and equipment	459,775	295,607
Derivative assets	5,418	—
Other assets	3,592	—

Total assets	$564,914	$314,028	$	$	$	$

	Liabilities and Members' Equity
Current liabilities
Accounts payable and accrued liabilities	$25,579	$19,681	$	$	$	$
Accounts payable—related party	9,293	—
Derivative liabilities	1,752	—
Current portion of long-term debt	2,000	—
Asset retirement obligations	59	—

Total current liabilities	38,683	19,681
Asset retirement obligations	6,097	564
Second lien note payable, net of original issue discount of $2.0 million	196,000	—
Revolving credit facility	—	—
Derivative liabilities	—	23

Total liabilities	240,780	20,268

Contingently redeemable Founders' Units	5,787	482
Commitments and contingencies
Members'/ Stockholders' equity
Common stock	—	—
Member contributions	428,228	289,715
Accumulated earnings (deficit)	(109,881)	3,563

Total Members' / Stockholders' equity	318,347	293,278

Total liabilities and Members' Equity	$564,914	$314,028	$	$	$	$

See notes to unaudited combined pro forma financial statements.

VANTAGE ENERGY INC.

Unaudited Pro Forma

Combined Statement of Operations

Year Ended December 31, 2013

(In thousands)	Historical Vantage Energy, LLC	Historical Vantage Energy II, LLC	Reorganization Pro Forma Adjustments	Combined Vantage I and Vantage II	Reorganization and Offering Pro Forma Adjustments	Pro Forma Vantage Energy Inc.
Operating revenues
Gas revenues	$46,266	$25,841	$	$	$	$
Oil revenues	5,152	—
NGL revenues	6,599	—
Gas gathering revenues	99	821
Gain (loss) on commodity derivatives	8,074	(1,393)

Total operating revenues	66,190	25,269

Operating expenses
Production and ad valorem taxes	3,225	—
Marketing and gathering	2,640	4,560
Lease operating and workover	10,946	1,831
Gas gathering operating expenses	325	313
General and administrative	3,698	4,214
Depreciation, depletion, amortization and accretion	22,283	9,128

Total operating expenses	43,117	20,046

Operating income	23,073	5,223

Interest income, net	—	14
Interest expense, net of capitalized interest	(417)	—

Net income	$22,656	$5,237	$	$	$	$

Earnings per share—basic
Earnings per share—diluted

See notes to unaudited combined pro forma financial statements.

VANTAGE ENERGY INC.

Notes to Unaudited Combined Pro Forma Financial Statements

1. Basis of presentation, transactions and this offering

        The historical financial information is based upon the historical financial statements of Vantage I and Vantage II. The pro forma adjustments have been prepared as if the corporate reorganization and the Offering had each taken place on December 31, 2013, in the case of the unaudited pro forma condensed consolidated balance sheet, and on January 1, 2013, in the case of the unaudited pro forma condensed combined statement of income for the year ended December 31, 2013. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

        The Company was formed on May 7, 2013 and had no operations prior to that date.

        Vantage I was organized as a limited liability company on September 22, 2006 with approximately $486 million of equity commitments from the Existing Owners. Subsequently, Vantage II was formed in July 2012 with $402 million of equity commitments from the Existing Owners. The operations of Vantage I and Vantage II are conducted by management of Vantage I under a Management Services Agreement, and the Appalachian Basin assets of Vantage I and Vantage II are operated under a Joint Development and Acquisition Agreement.

        The Sponsors own 96% and 99% of Vantage I and Vantage II, respectively. The planned corporate reorganization in connection with the consummation of the Offering will be deemed a combination between two or more entities with a high degree of common ownership and common management and therefore be accounted for in a manner consistent with a common control transaction.

2. Unaudited pro forma adjustments and assumptions

        The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A description of these transactions and adjustments is provided as follows:

  Reorganization Adjustments

  (a)
  Reflects the issuance of            and            shares of common stock (prior to the issuance of shares of common stock in this offering) to Vantage Investment I and Vantage Investment II, respectively, in exchange for all of the interests in Vantage I and Vantage II.

  (b)
  The Company is a Delaware corporation. Prior to the reorganization, Vantage I and Vantage II have been treated as a partnership for federal income tax purposes and therefore have not directly paid income taxes on their income nor benefitted from losses. Instead, their income and other tax attributes have been passed through to their owners for federal and, where applicable, state income tax purposes. Following the reorganization, Vantage I and Vantage II will be treated as single-member limited liability companies that are taxed as disregarded entities. Disregarded entities do not have individual tax status but rather are treated as a division of the single member for federal income tax purposes. The unaudited pro forma condensed combined statements of operations reflect the current and deferred tax expense we would have incurred had we been subject to tax as a corporation, assuming an effective tax rate of         %. This rate is inclusive of federal, state and local income taxes. The unaudited pro forma condensed combined balance sheet reflects the impact of the conversion on our financial position to record deferred taxes related to the differences in the book and tax carrying values of our assets and liabilities as of December 31, 2013. As required under

VANTAGE ENERGY INC.

Notes to Unaudited Combined Pro Forma Financial Statements (Continued)

2. Unaudited pro forma adjustments and assumptions (Continued)

    generally accepted accounting principles ("GAAP"), upon completion of the reorganization, the impact of recognizing deferred tax assets and liabilities will be recorded as an adjustment to our consolidated statement of operations in the fiscal quarter the conversion occurs. As of December 31, 2013, the amount of the charge would have been $         million.

  (c)
  Reflects the elimination of intercompany balances between Vantage I and Vantage II.

  (d)
  Reflects the estimated combined depreciation, depletion, amortization and accretion expense for a single full cost pool based on estimated of proved reserves for Vantage I and Vantage II and historical production volumes.

  Offering Adjustments

  (e)
  Reflects the receipt of           million of gross proceeds from the Offering from the issuance and sale of shares of common stock at the initial public offering price of $          per share.

  (f)
  Reflects the payment of estimated underwriting discounts totaling $           million and additional estimated expenses related to the Offering of approximately $           million.

  (g)
  Reflects the use of a portion of the net proceeds of the Offering to repay $           million of borrowings outstanding under the Vantage I and Vantage II second lien term loans. For further discussion on the application of the net proceeds from the Offering, please read "Use of Proceeds."

  (h)
  Reflects the elimination of interest expense associated with the repayment of the outstanding borrowings noted above.

  (i)
  Reflects basic and diluted income per common share giving effect to the issuance of            shares of common stock in the Offering.

3. Supplemental information on oil and gas producing activities

        The historical pro forma supplemental oil and gas disclosure is derived from the financial statements of Vantage I and Vantage II included elsewhere in this prospectus and valuations prepared by the independent petroleum engineering firms of Netherland, Sewell and Associates, Inc. and Wright and Company. For information regarding our independent petroleum engineers and the basis and assumptions for our reserve estimates. The unaudited pro forma combined supplemental oil and gas disclosures of the Company reflect the combined historical results of Vantage I and Vantage II, on a pro forma basis to give effect to the Offering and the corporate reorganization as if they had occurred on December 31, 2013 for pro forma supplemental natural gas disclosure purposes.

        In accordance with SEC regulations, reserves at December 31, 2013 were estimated using the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing natural gas properties. Accordingly, the estimates may change as future information becomes available.

VANTAGE ENERGY INC.

Notes to Unaudited Combined Pro Forma Financial Statements (Continued)

3. Supplemental information on oil and gas producing activities (Continued)

        Pro forma reserve quantity information for the year ended December 31, 2013 is as follows (in millions of cubic feet equivalent, MMcfe):

	Historical Vantage Energy, LLC	Historical Vantage Energy II, LLC	Pro Forma Vantage Energy Inc.
Natural Gas (MMcf)
Beginning of year	457,155	64,250	521,405
Revisions	18,922	19,826	38,748
Extensions and discoveries	135,664	77,259	212,923
Divestitures	(1,125)	—	(1,125)
Acquisitions	16,317	145,430	161,747
Production	(14,246)	(7,082)	(21,328)

End of year	612,687	299,683	912,370

Proved developed reserves:
Beginning of year	77,796	4,236	82,032
End of year	106,779	36,020	142,799
Proved undeveloped reserves:
Beginning of year	379,359	60,014	439,373
End of year	505,908	263,663	769,571
NGLs and Oil (MBbl)
Beginning of year	15,399	—	15,399
Revisions	(1,013)	—	(1,013)
Extensions and discoveries	1,499	—	1,499
Divestitures	(153)	—	(153)
Acquisitions	1,392	—	1,392
Production	(294)	—	(294)

End of year	16,830	—	16,830

Proved developed reserves:
Beginning of year	2,878	—	2,878
End of year	3,204	—	3,204
Proved undeveloped reserves:
Beginning of year	12,521	—	12,521
End of year	13,626	—	13,626

VANTAGE ENERGY INC.

Notes to Unaudited Combined Pro Forma Financial Statements (Continued)

3. Supplemental information on oil and gas producing activities (Continued)

	Historical Vantage Energy, LLC	Historical Vantage Energy II, LLC	Pro Forma Vantage Energy Inc.
Total (MMcfe)
Beginning of year	549,550	64,250	613,800
Revisions	12,844	19,826	32,670
Extensions and discoveries	144,658	77,259	221,917
Divestitures	(2,043)	—	(2,043)
Acquisitions	24,669	145,430	170,099
Production	(16,010)	(7,082)	(23,092)

End of year	713,668	299,683	1,013,351

Proved developed reserves:
Beginning of year	95,064	4,236	99,300
End of year	126,003	36,020	162,023
Proved undeveloped reserves:
Beginning of year	454,486	60,014	514,500
End of year	587,665	263,663	851,328

        Information with respect to our pro forma estimated discounted future net cash flows related to proved reserves as of December 31, 2013 is as follows (in thousands):

	Historical Vantage Energy, LLC	Historical Vantage Energy II, LLC	Corporate Reorganization Pro Forma Adjustments	Pro Forma Vantage Energy Inc.
Future cash inflows	$2,321,707	$913,960	$	$
Future production costs	(389,753)	(87,329)
Future development costs	(533,225)	(201,304)
Future income tax expenses	—	—

Future net cash flows	1,398,729	625,327
10% discount for estimated timing of cash flows	(860,720)	(369,291)

Standardized measure of discounted future net cash flows	$538,009	$256,036	$	$

VANTAGE ENERGY INC.

Notes to Unaudited Combined Pro Forma Financial Statements (Continued)

3. Supplemental information on oil and gas producing activities (Continued)

        The following are the principal changes in our pro forma standardized measure of discounted net cash flows for the year ended December 31, 2013 (in thousands):

	Historical Vantage Energy, LLC	Historical Vantage Energy II, LLC	Reorganization Pro Forma Adjustments	Pro Forma Vantage Energy Inc.
Balance at beginning of period	$244,925	$25,132	$	$
Net change in prices and production costs	109,539	10,939
Net change in future development costs	13,364	0
Sales, less production costs	(41,206)	(18,489)
Extensions	98,335	45,760
Acquisition of reserves	14,341	144,735
Divestiture of reserves	(2,378)	—
Revisions of previous quantity estimates	9,683	16,938
Previously estimated development costs incurred	25,221	3,873
Accretion of discount	24,492	2,513
Changes in timing and other	41,693	24,634

Balance at end of period	$538,009	$256,035	$	$

Report of Independent Registered Public Accounting Firm

Board of Managers and Members
Vantage Energy, LLC:

        We have audited the accompanying consolidated balance sheets of Vantage Energy, LLC and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vantage Energy, LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
May 13, 2014

VANTAGE ENERGY, LLC

Consolidated Balance Sheets

	December 31,
	2013	2012
	(In Thousands)
Assets
Current assets
Cash and cash equivalents	$80,211	$2,844
Accounts receivable	13,526	4,120
Accounts receivable—related party	—	307
Inventory	2,242	1,830
Prepayments and deposits	150	112
Derivative assets	—	1,974

Total current assets	96,129	11,187

Property, plant, and equipment, at cost
Oil and gas properties, full-cost method of accounting
Proved	615,993	432,736
Unproved	35,107	116,963

Total oil and gas properties	651,100	549,699
Accumulated depletion, depreciation and amortization	(208,906)	(187,811)

Net oil and gas properties	442,194	361,888
Gas gathering system, less accumulated depreciation of $673 and $0	17,290	9,040
Other property, plant, and equipment, less accumulated depreciation of $1,629 and $1,505	291	347

Net property, plant, and equipment	459,775	371,275
Derivative assets	5,418	1,190
Other assets	3,592	134

Total assets	$564,914	$383,786

Liabilities and Members' Equity
Current liabilities
Accounts payable and accrued liabilities	$25,579	$23,762
Accounts payable—related party	9,293	—
Derivative liabilities	1,752	—
Current portion of long-term debt	2,000	—
Asset retirement obligations	59	59

Total current liabilities	38,683	23,821
Asset retirement obligations	6,097	5,429
Derivative liabilities	—	3,107
Second lien note payable, net of original issue discount of $2,000	196,000	—
Revolving credit facility	—	50,000

Total liabilities	240,780	82,357

Contingently redeemable Founders' units	5,787	5,787
Commitments and contingencies (Note 8)
Members' equity
Member contributions	428,228	428,179
Accumulated deficit	(109,881)	(132,537)

Total Members' equity	318,347	295,642

Total liabilities and Members' equity	$564,914	$383,786

See notes to consolidated financial statements.

VANTAGE ENERGY, LLC

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended December 31,
	2013	2012
	(In Thousands)
Operating revenues
Gas revenues	$46,266	$23,068
Oil revenues	5,152	2,473
NGL revenues	6,599	8,370
Gas gathering revenues	99	(2)
Gain on commodity derivatives	8,074	3,495

Total operating revenues	66,190	37,404

Operating expenses
Production and ad valorem taxes	3,225	1,858
Marketing and gathering	2,640	1,389
Lease operating and workover	10,946	9,503
Gas gathering operating expenses	325	—
General and administrative	3,698	4,524
Depreciation, depletion, amortization, and accretion	22,283	16,604
Impairment of proved oil and gas properties	—	8,043

Total operating expenses	43,117	41,921

Operating income (loss)	23,073	(4,517)

Other expense
Interest income, net	—	9
Interest expense, net of capitalized interest	(417)	—

Total other expense	(417)	9

Net income (loss)	$22,656	$(4,508)

Comprehensive income (loss):
Net income (loss)	$22,656	$(4,508)
Effect of derivative financial instruments	—	341

Comprehensive income (loss)	$22,656	$(4,167)

See notes to consolidated financial statements.

VANTAGE ENERGY, LLC

Consolidated Statements of Changes in Members' Equity

For the Years Ended December 31, 2013 and 2012

(In Thousands)

		Members' Equity
	Contingently Redeemable Founders' Units	Members' Contributions	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2011	$4,893	$344,258	$(128,029)	$(341)	$215,888
Members' contributions, net	894	83,921	—	—	83,921
Net loss	—	—	(4,508)	341	(4,167)

Balance at December 31, 2012	5,787	428,179	(132,537)	—	295,642
Members' contributions	—	49	—	—	49
Net income	—	—	22,656	—	22,656

Balance at December 31, 2013	$5,787	$428,228	$(109,881)	$—	$318,347

See notes to consolidated financial statements.

VANTAGE ENERGY, LLC

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2013	2012
	(In Thousands)
Cash flows from operating activities
Net income (loss)	$22,656	$(4,508)

Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, depletion, amortization, and accretion	22,283	16,604
Impairment of proved oil and gas properties	—	8,043
(Gain) loss on commodity derivatives	(8,074)	(3,495)
Settlement of derivatives	4,465	8,198
Changes in operating assets and liabilities
Accounts receivable	(9,406)	7,558
Accounts receivable (payable)—related party	9,600	(307)
Inventory	(412)	(59)
Prepayments and deposits	(38)	(46)
Accounts payable and accrued liabilities	2,907	(3,639)

Net cash provided by operating activities	43,981	28,349

Cash flows from investing activities
Oil and gas property exploration, acquisition, and development	(102,128)	(127,291)
Dispositions of oil and gas properties	—	19,886
Gas gathering system additions	(8,923)	(15,253)
Disposition of gas gathering system	—	6,213

Net cash used in investing activities	(111,051)	(116,445)

Cash flows from financing activities
Principal payments on revolving credit facility	(121,439)	(68,000)
Borrowings under revolving credit facility	71,439	71,000
Borrowings under Second Lien, net of discount	198,000	—
Financing costs	(3,612)	—
Member contributions, net	49	84,821

Net cash provided by financing activities	144,437	87,821

Net change in cash and cash equivalents	77,367	(275)
Cash and cash equivalents—beginning of year	2,844	3,119

Cash and cash equivalents—end of year	$80,211	$2,844

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,639	$3,300
Supplemental disclosure of non-cash activity:
Accrued oil and gas capital additions	$15,258	$16,348
Capitalized asset retirement obligations, net	$445	$720

See notes to consolidated financial statements.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation

        Vantage Energy, LLC (the "Company") was organized as a limited liability company under the laws of the state of Delaware on September 22, 2006. The consolidated financial statements include the accounts of Vantage Energy, LLC and its nine wholly owned subsidiaries. All intercompany balances have been eliminated in consolidation.

        The Company is engaged in the exploration and exploitation of petroleum and natural gas, as well as natural gas acquisition, development, and gathering, in various basins in the United States of America, with the primary focus on unconventional oil and gas plays.

Use of Estimates

        The preparation of these consolidated financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. As a result, actual amounts could differ from estimated amounts. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant. Significant estimates with regard to the Company's consolidated financial statements include the estimate of proved oil and gas reserve volumes and the related present value of estimated future net cash flows, the recoverability of unproved oil and gas properties, the calculation of depletion of oil and gas reserves, the estimated cost and timing related to asset retirement obligations, the estimated grant-date fair value of unit-based compensation, and the estimated fair value of derivative assets and liabilities.

        Reserve estimates are, by their nature, inherently imprecise. The process of estimating quantities of oil and gas reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given field may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, material revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that our reserve estimates represent the most accurate assessments possible, subjective decisions and available data for our various fields make these estimates generally less precise than other estimates included in financial statement disclosures.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, and throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Oil and Gas Properties

        The Company follows the full-cost method of accounting for natural gas and crude oil properties. All costs associated with property acquisition, exploration, and development activities are capitalized.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Exploration and development costs include dry hole costs, geological and geophysical costs, direct overhead related to exploration and development activities, and other costs incurred for the purpose of finding oil and gas reserves. Salaries and benefits paid to employees directly involved in the exploration and development of properties, as well as other internal costs that can be directly identified with acquisition, exploration, and development activities, are also capitalized. The Company capitalized certain internal costs of approximately $1.9 million and $1.8 million, respectively, during the years ended December 31, 2013 and 2012.

        Costs of acquiring unproved oil and gas properties are initially excluded from the depletable base and are assessed at each reporting period to ascertain whether impairment has occurred. When proved reserves are assigned to the property or the property is considered to be impaired, the costs of the property or the amount of impairment is added to the depletable base.

        Capitalized costs, as adjusted for estimated future development costs and estimated asset retirement costs, less estimated salvage values, are depreciated, depleted, and amortized using the units-of-production method based on estimated proved reserves as determined by petroleum engineers. The costs of wells-in-progress and unevaluated properties, including any related capitalized interest and internal costs, are not amortized. For the purposes of this calculation, crude oil and natural gas liquid reserves and production are converted to equivalent volumes of natural gas based on the relative energy content of one barrel to six thousand cubic feet of gas. Proceeds from the disposal of properties are normally deducted from the full-cost pool without recognition of gains or losses, except under circumstances where the deduction would significantly alter the relationship between capitalized costs and proved reserves of the cost center, in which case a gain or loss is recorded.

        Full cost accounting rules require the Company to perform a "ceiling test" calculation to test its oil and gas properties for possible impairment. The primary components impacting the calculation are commodity prices, reserve quantities added and produced, overall exploration and development costs and depletion expense. If the net capitalized cost of the Company's oil and gas properties subject to amortization (the "carrying value") exceeds the ceiling limitation, the excess would be charged to expense. The ceiling limitation is equal to the sum of the present value discounted at 10% of estimated future net cash flows from proved reserves, the cost of properties not being amortized, the lower of cost or estimated fair value of unproven properties included in the costs being amortized, and all related income tax effects. The present value of estimated future net revenues is computed by applying the average first-day-of-the-month oil and gas price during the 12-month period ended December 31, 2013 to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves, assuming the continuation of existing economic conditions. As of December 31, 2013, the full-cost pool did not exceed the ceiling limitation. As of December 31, 2012, the full-cost pool exceeded the ceiling limitation by $8.0 million and was recorded as an impairment of proved oil and gas properties in the accompanying consolidated statements of operations.

Interest in Joint Ventures

        Certain of the Company's oil and gas exploration and development activities are conducted jointly with others; accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Inventory

        The Company's materials inventory is primarily comprised of tubular goods and well equipment to be used in future drilling operations. Inventory is charged to specific wells and transferred into oil and gas properties when used. There were no materials inventory write downs for the years ended December 31, 2013 or 2012.

Gas Gathering System

        The Company's gathering assets are being depreciated on the straight-line method over a 20-year useful life. For the years ended December 31, 2013 and 2012, the Company recognized approximately $0.7 million and $0, respectively, of depreciation expense on its gas gathering system asset. Maintenance and repairs are charged to expense as incurred. Expenditures that extend the useful lives of assets are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts. Any gain or loss on retirements is reflected in other income in the year in which the asset is disposed.

        The Company reviews its long-lived assets other than oil and gas properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived asset and if the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to the asset's fair value and an impairment loss is recorded against the long-lived asset. There have been no provisions for impairment recorded for the years ended December 31, 2013 and 2012.

Deferred Financing Costs

        Costs associated with obtaining debt financing are deferred and amortized over the term of the debt.

Asset Retirement Obligations

        Asset retirement obligations relate to future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost of such liability is recorded as an increase in the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period and the capitalized cost is depleted as part of the full cost pool. Revisions to estimated asset retirement obligations result in adjustments to the related capitalized asset and corresponding liability.

Derivatives

        The Company periodically uses derivative instruments to provide a measure of stability to its cash flows in an environment of volatile oil and gas prices and to manage its exposure to commodity price and interest rate risk. The Company records all derivative instruments at fair value within the accompanying consolidated balance sheets. Changes in fair value are to be recognized currently in earnings unless specific hedge accounting criteria are met. Management has decided not to use hedge accounting under the accounting guidance for its derivatives; therefore, the changes in fair value are

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

recognized currently in earnings. The Company classifies cash payments and receipts on its derivative instruments in operating cash flows in the accompanying consolidated statements of cash flows.

Comprehensive Loss

        Comprehensive income (loss) consists of net income (loss) and the effective component of derivative instruments previously classified as cash flow hedges.

Revenue Recognition

        Crude oil, natural gas, and natural gas liquid revenues are recognized when delivery has occurred, title has transferred, and collection is probable.

        The Company accounts for oil and natural gas sales using the "entitlements method." Under the entitlements method, revenue is recorded based upon the Company's ownership share of volumes sold, regardless of whether it has taken its ownership share of such volumes. The Company records a receivable or a liability to the extent it receives less or more than its share of the volumes and related revenue. Any amount received in excess of the Company's share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable. The Company sells the majority of its products soon after production at various locations, including the wellhead, at which time title and risk of loss pass to the purchaser. At December 31, 2013 and 2012, the Company did not have any material gas imbalances.

        The Company's gathering revenues are generated from gathering and compressing natural gas. The Company provides gathering services and compression services under fee-based arrangements.

Concentrations of Credit Risk

        The Company grants credit in the normal course of business to oil and gas purchasers in the United States. Collectability of the Company's oil and gas sales is dependent upon the financial wherewithal of the Company's purchasers, as well as general economic conditions of the industry. To date, the Company has not had any bad debts.

        Revenue receivable as of December 31, 2013 relates to accrued oil and gas sales primarily for the production months of November and December 2013. Approximately 32% and 22% of the Company's oil and gas revenues for the year ended December 31, 2013 was generated from ETC Marketing and Sequent Energy, respectively. Approximately 31%, 16%, 14% and 13% of the Company's oil and gas revenues for the year ended December 31, 2012 was generated from ETC Marketing, Sequent Energy, Texas Energy Management Corp and Devon Gas Services, respectively.

        As of December 31, 2013 and 2012, aggregate accounts receivable from these purchasers approximated $4.5 million and $2.1 million, respectively.

        Although a substantial portion of production is purchased by these major customers, we do not believe the loss of any one or several customers would have a material adverse effect on our business, as other customers or markets would be accessible to us.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Transportation Costs

        The Company excludes the effects of direct transportation costs from oil and gas revenues and records such transportation costs within marketing and gathering expenses in the consolidated statements of operations.

Impact Fees

        The state of Pennsylvania imposes an impact fee on oil and gas production based on a formula applied towards individual wells. The Company classifies the impact fees within lease operating and workover expense on the accompanying consolidated statements of operations.

Capitalized Interest

        The Company capitalizes interest costs to oil and gas properties on expenditures made in connection with projects that are not subject to current depletion. Interest is capitalized for the period that activities are in progress to bring these projects to their intended use. For the years ended December 31, 2013 and 2012, the Company capitalized interest costs to unproved properties of $2.8 million and $2.1 million, respectively.

Income Taxes

        The Company is a multi-member limited liability company that is taxed as a disregarded entity. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses, and credits of the Company are reported on the income tax returns of the Company's Members. The Company is subject to the Texas margin tax, which is generally calculated as 1% of gross margin. The tax is considered an income tax and is determined by applying a tax rate to a base that considers both revenues and expenses. During the years ended December 31, 2013 and 2012, the margin tax was immaterial to the consolidated financial statements.

        The Company accounts for uncertainty in income taxes in accordance with generally accepted accounting principles, which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the consolidated financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Only tax positions that meet a more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized.

        Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. No interest or penalties have been assessed as of December 31, 2013. The Company's information returns for tax years subject to examination by tax authorities include 2009 and 2010 through the current year for state and federal tax reporting purposes, respectively.

Industry Segment and Geographic Information

        The Company conducts oil, gas and natural gas liquids ("NGL") exploration and production operations in one segment. All of the Company's operations and assets are located in the United States, and all of its revenue is attributable to domestic customers. The Company has determined that our business is comprised of only one segment because our gathering activities are ancillary to our production operations and are not separately managed.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Subsequent Events

        The accompanying financial disclosures include an evaluation of subsequent events through May 13, 2014.

Note 2—Balance Sheet Disclosures

        Accounts receivable consist of the following:

	December 31,
	2013	2012
	(In Thousands)
Revenue	$8,285	$2,907
Joint interest billings	5,241	1,213

	$13,526	$4,120

        Joint interest billings represent receivables from joint interest owners on properties the Company operates. For receivables from joint interest owners, the Company typically has the ability to withhold future revenue disbursements to recover non-payment of joint interest billings.

        Accounts payable and accrued liabilities consist of the following:

	December 31,
	2013	2012
	(In Thousands)
Accrued capital expenditures	$15,258	$16,348
Accrued lease operating expense	942	1,133
Accrued production and ad valorem taxes	2,958	1,213
Accrued revenue payable	3,624	1,276
Accounts payable	879	1,007
Accrued general and administrative expense	865	1,159
Cash calls from other operators	486	1,626
Accrued interest expense	567	—

	$25,579	$23,762

Note 3—Long-Term Debt

        Effective July 19, 2007, the Company entered into a secured credit facility with Wells Fargo Bank, N.A. Effective December 20, 2013, the Company amended and restated its secured credit facility (the "Facility") to adjust the borrowing base, increase the maximum commitment to $750 million, and allow for the Second Lien (see below). The maturity date is July 19, 2015. As of December 31, 2013 and 2012, the Company had a borrowing base of $140 million and $100 million, respectively. Wells Fargo Bank, N.A. acts as administrative agent for itself and The Bank of Nova Scotia, Royal Bank of Canada, Union Bank, N.A. and Credit Suisse AG, as lenders. As of December 31, 2013, no amounts were outstanding under the Facility. As of December 31, 2012, the Company had $50 million in debt borrowed against the Facility. On each borrowing, the Company has the election to pay interest at a

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 3—Long-Term Debt (Continued)

Base rate or based on the Eurodollar LIBOR. The margin on Base rate loans ranges from 0.75% to 1.75%. The margin on Eurodollar LIBOR loans ranges from 1.75% to 2.75%. The Company pays an annual commitment fee ranging from 0.375% to 0.500% of the unused borrowing base. The Company elected to pay interest based on LIBOR, plus the applicable margin, which was 2.47% as of December 31, 2012.

        In December 2013, the Company entered into a second-lien note payable ("Second Lien") with a face amount of $200 million. The note matures on December 20, 2018. The Company has the election to pay interest at a Base rate or Eurodollar LIBOR. The margin on Base rate loans is 6.50%. The margin on Eurodollar LIBOR loans is 7.50%, subject to a floor of 1.00%. As of December 31, 2013, the effective interest rate was 8.5%, and $200 million remained outstanding. The Second Lien contains a breakage clause that would require the Company to make the Second Lien lenders whole with regard to lost interest and costs incurred in connection with a prepayment elected at the Company's option within the first year of the note. The Second Lien was issued with an original issue discount of $2.0 million, which has been classified as reduction to the note balance. The discount is amortized over the term of the note using the effective interest method. The Second Lien also requires quarterly principal payments of $0.5 million starting March 31, 2014.

        The Facility is collateralized by a first-lien security interest in all of the Company's assets, except for its 50% non-operated interest in gas gathering assets located in Greene County, Pennsylvania, and contains certain financial covenants. These covenants include maintenance of a minimum current ratio, minimum interest coverage ratio, asset coverage ratio and a maximum leverage ratio. The Second Lien is collateralized by a second-lien security interest in all of the Company's assets, except for its 50% non-operated interest in gas gathering assets located in Greene County, Pennsylvania. The Second Lien contains a financial covenant requiring the Company to maintain a minimum asset coverage ratio. As of December 31, 2013 and 2012, the Company was in compliance with all of these financial covenants.

        Maturities of long-term debt (including current maturities) are as follows (in thousands):

Years Ending December 31,
2014	$2,000
2015	2,000
2016	2,000
2017	2,000
2018	192,000

Total future maturities of long-term debt	$200,000

Note 4—Fair Value Measurements

        Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 4—Fair Value Measurements (Continued)

of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities;
Level 2:	Quoted prices in active markets for similar assets and liabilities that are observable for the asset or liability; or
Level 3:	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

        The assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's policy is to recognize transfers in and/or out of the fair value hierarchy as of the end of the reporting period in which the event or change in circumstances caused the transfer. The Company has consistently applied the valuation techniques discussed below in all periods presented. The following tables present the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013 and 2012, by level, within the fair value hierarchy (in thousands):

December 31, 2013

	Fair Value Measurements
Description	Level 1	Level 2	Level 3	Total
Assets
Commodity derivative instruments	$—	$5,418	$—	$5,418
Liabilities
Commodity derivative instruments	$—	$1,752	$—	$1,752

December 31, 2012

	Fair Value Measurements
Description	Level 1	Level 2	Level 3	Total
Assets
Commodity derivative instruments	$—	$3,164	$—	$3,164
Liabilities
Commodity derivative instruments	$—	$3,107	$—	$3,107

        The Company's commodity derivative instruments consist of variable-to-fixed price swaps. The fair values of the swap agreements are determined under the income valuation technique using a discounted cash flow model. The Company estimates the fair values of these instruments based on published forward commodity price curves for the underlying commodities as of the date of the estimates. The discount rate used in the discounted cash flow projections includes a measure of non-performance risk.

        The Company's estimates of fair value of commodity derivative instruments include consideration of the counterparties' creditworthiness, the Company's creditworthiness, and the time value of money.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 4—Fair Value Measurements (Continued)

The consideration of these factors results in an estimated exit price for each derivative asset or liability under a marketplace participant's view. The counterparties on the Company's derivative instruments are the same financial institutions that hold the Facility. Accordingly, the Company is not required to post collateral on these derivatives since the banks are secured by the Company's oil and gas assets. All of the significant inputs are observable, either directly or indirectly; therefore, the Company's derivative instruments are included within the Level 2 fair value hierarchy.

Non-Recurring Fair Value Measurements

        The Company uses the income valuation technique to estimate the fair value of asset retirement obligations using estimated gross well costs of reclamation in amounts ranging from $30,000 to $0.1 million, timing of expected future dismantlement costs ranging from 1 year to 28 years, and a weighted average credit-adjusted risk-free rate. Accordingly, the fair value is based on unobservable pricing inputs and, therefore, is included within the Level 3 fair value hierarchy. During the years ended December 31, 2013 and 2012, the Company recorded asset retirement obligations of approximately $0.7 million and $1.1 million, respectively. See Note 5 for additional information.

Other Financial Instruments

        Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term debt. With the exception of long-term debt, the financial statement carrying amounts of these items approximate their fair values due to their short-term nature. The fair values of the Company's borrowings under the Facility and Second Lien (Note 3) approximate their carrying values due to the floating interest rate structure.

Note 5—Asset Retirement Obligations

        The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas properties and gathering system for the years ended December 31, 2013 and 2012.

	December 31,
	2013	2012
	(In Thousands)
Beginning of period	$5,488	$4,573
Liabilities incurred	1,045	951
Accretion expense	223	194
Asset dispositions	—	(230)
Revisions to estimate	(600)	—

	6,156	5,488
Less current portion of asset retirement obligations	(59)	(59)

Non-current portion of asset retirement obligations	$6,097	$5,429

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 6—Derivative Instruments

        The Company periodically uses derivative financial instruments to achieve a more predictable cash flow by reducing its exposure to commodity price fluctuations and interest rate fluctuations. While the use of these instruments limits the downside risk of adverse price changes, their use may also limit future revenues from favorable price changes. Effective April 1, 2008, the Company discontinued the cash flow hedge accounting treatment for its commodity and interest rate derivatives and adopted fair value accounting. Therefore, the Company recognizes changes in the fair value of derivative financial instruments currently in earnings. Cash payments or receipts on such contracts are included in cash flows from operating activities in the statements of cash flows.

        During the year ended December 31, 2012, the remaining $0.3 million of unrealized losses included in accumulated other comprehensive loss from previous accounting hedge relationships were reclassified to unrealized loss in the consolidated statements of operations.

        At December 31, 2013, the terms of outstanding commodity derivative contracts were as follows:

	Quantity
					Contract Period	Estimated Fair Value
Commodity	Remaining	Units	Prices	Price Index
Crude oil swaps	181,119	Bbl	$83.50 - $90.80	NYMEX WTI	1/14 - 12/15	$(224)

Natural gas swaps
Dominion	1,779,411	MMBtu	$3.52 - $3.75	Dominion Southpoint	1/14 - 12/15	611
TETCO M1	503,500	MMBtu	$3.40 - $3.73	TETCO MI Kosi	1/14 - 12/15	(260)
WAHA	35,925,870	MMBtu	$3.72 - $4.19	WAHA	1/14 - 12/15	2,653
NYMEX Henry Hub	29,423,593	MMBtu	$4.02 - $4.29	NYMEX Henry Hub	1/14 - 12/15	2,610

Total	67,632,374					5,614

NGLs
Ethane	3,290,760	Gal	$0.65	OPIS MB Ethane	1/14 - 12/15	1,203
Propane	12,643,376	Gal	$0.65 - $0.95	OPIS MB Propane	1/14 - 12/15	(2,292)
IsoButane	2,187,578	Gal	$0.65 - $1.57	OPIS MB IsoButane	1/14 - 12/15	163
Normal butane	3,889,898	Gal	$0.65 - $1.50	OPIS MB NButane	1/14 - 12/15	204
Natural gasoline	4,623,398	Gal	$0.65 - $1.91	OPIS MB Nat Gasoline	1/14 - 12/15	(1,002)

Total	26,635,010					(1,724)

Grand total						$3,666

        The Company estimates that these hedged volumes, in aggregate, represent approximately 76% of the Company's proved oil and gas production for 2014, based upon the year-end internal reserve report.

        Depending on changes in oil and gas futures markets and management's view of underlying supply and demand trends, the Company may increase or decrease its hedging positions.

        The Company classifies the fair value amounts of derivative assets and liabilities as net current or non-current derivative assets or net current or non-current derivative liabilities, whichever the case may be, by commodity and by counterparty. The Company enters into derivatives under a master netting arrangement with two counterparties, which, in an event of default, allows the Company to offset payables to and receivables from the defaulting counterparties.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 6—Derivative Instruments (Continued)

        The following table provides reconciliation between the net assets and liabilities reflected in the accompanying consolidated balance sheets and the potential effects of master netting arrangements on the gross fair value of the derivative contracts:

		December 31, 2013
	Consolidated Balance Sheet Classification	Gross Recognized Assets/ Liabilities	Gross Amounts Offset	Net Recognized Fair Value Assets/ Liabilities
		(In Thousands)
Derivative assets
Commodity contracts	Current assets	$109	$(109)	$—
Commodity contracts	Non-current assets	5,999	(581)	5,418

Total derivative assets		$6,108	$(690)	$5,418

Derivative liabilities
Commodity contracts	Current liabilities	$1,861	$(109)	$1,752
Commodity contracts	Non-current liabilities	581	(581)	—

Total derivative liabilities		$2,442	$(690)	$1,752

		December 31, 2012
	Consolidated Balance Sheet Classification	Gross Recognized Assets/ Liabilities	Gross Amounts Offset	Net Recognized Fair Value Assets/ Liabilities
		(In Thousands)
Derivative assets
Commodity contracts	Current assets	$5,291	$(3,317)	$1,974
Commodity contracts	Non-current assets	4,821	(3,631)	1,190

Total derivative assets		$10,112	$(6,948)	$3,164

Derivative liabilities
Commodity contracts	Current liabilities	$3,369	$(3,369)	$—
Commodity contracts	Non-current liabilities	6,791	(3,684)	3,107

Total derivative liabilities		$10,160	$(7,053)	$3,107

        Due to the volatility of oil and natural gas prices, the estimated fair values of the Company's commodity derivative instruments are subject to large fluctuations from period to period.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 7—Related Party Transactions

Acquisition and Joint Development Agreement

        In July 2012, subsidiaries of the Company and Vantage Energy II, LLC ("Vantage II"), an entity with common management, entered into an Acquisition and Joint Development Agreement (the "JDA"), whereby a subsidiary of the Company sold to a subsidiary of Vantage II (i) an undivided 50% interest in certain oil and gas assets located in Greene County, Pennsylvania, which were acquired in March 2012, (ii) a 100% interest in oil and gas assets located in West Virginia and (iii) a 100% membership interest in Vista Gathering, LLC ("Vista"), an entity with gas gathering assets in Pennsylvania, including pipelines, rights-of-way, and dehydration/separation facilities, acquired in July 2012 for aggregate cash proceeds of $25.9 million. There was no gain (loss) recognized on this transaction as $19.7 million of the proceeds were accounted for as an adjustment of capitalized costs in unproved properties and $6.2 million was allocated to Vantage II's proportionate interest in gathering assets acquired by the Company concurrent with this transaction.

Gas Gathering System Operating Agreement

        In connection with the JDA, Vista became the operator of the gas gathering assets. Pursuant to a Gathering System Operating Agreement, dated August 2, 2012, between a subsidiary of the Company and Vista, subsidiaries of the Company and a subsidiary of Vantage II pay their respective 50% shares of the gas gathering system's operating and development costs. The subsidiary of the Company paid gas gathering and compression fees to Vista of $0.8 and $0 million in 2013 and 2012, respectively.

Management Services Agreement

        In August 2012, the Company and Vantage II entered into a Management Services Agreement ("MSA") whereby the Company provides certain executive management, administrative, accounting, finance, engineering, land, and information technology assistance to Vantage II. In exchange for receiving these services, Vantage II pays the Company a fee (the "MSA Fee"). Through June 2014, the MSA Fee will be calculated as 50% of the overall gross general and administrative expenses incurred by the Company. Starting in July 2014, the MSA Fee will be based upon the gross general and administrative expenses incurred by the Company multiplied by a ratio of the relative capital expenditures and oil and natural gas production volumes of the Company and Vantage II. For the years ended December 31, 2013 and 2012, the Company recorded approximately $8.3 million and $2.8 million, respectively, of management fees under the MSA as a reduction to general and administrative expense. As of December 31, 2013 and 2012, the Company had a net (payable) receivable (to) from Vantage II of approximately $(9.3) million and $0.3 million, respectively, related to its interests in wells operated by Vantage II.

Derivative Novations

        In November 2013, the Company entered into an agreement to sell certain derivative contracts to Vantage II, as approved by Wells Fargo Bank, N.A. The Company determined the total fair value of the derivative contracts on the date of transfer to be approximately $1.7 million.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 8—Commitments and Contingencies

        The Company leases office space in Colorado under a non-cancelable operating lease that expires in October 2015. Rent expense for the years ended December 31, 2013 and 2012 was $0.2 million and $0.4 million, respectively. Future minimum lease payments under this lease are approximately $0.8 million for the period from January 1, 2014 to October 31, 2015, which will be allocated between the Company and Vantage II.

        On August 22, 2008, the Company secured a letter-of-credit in the amount of $0.1 million with Wells Fargo Bank, N.A. in connection with the signing of an exploration agreement. Partial draws under this letter-of-credit are permitted. As of December 31, 2013, no amounts have been drawn under the letter-of-credit.

        As part of the employment agreement with one of the Company's founders, the Company will pay $0.5 million to such person if all of the following conditions have been met:

  i.
  The Company's invested capital equals $250 million or greater;

  ii.
  Certain monetization events aggregating at least $500 million in proceeds have been completed; and

  iii.
  Distributions to Capital Interest Members are sufficient, in part, to exceed a specified threshold.

        As of December 31, 2013, none of the $0.5 million has been accrued, as fulfillment of the above criteria was not deemed probable.

        Effective August 1, 2010, the Company entered into a gas gathering agreement related to its Lake Arlington project in Tarrant County, Texas, which committed the Company to transport a minimum quantity of natural gas for seven years starting on the date gas is first delivered. If the Company transports more than the minimum quantity, the Company will receive a credit for excess transported gas, calculated as actual quantity transported, less minimum transportation quantity, multiplied by a stated dollar amount per MMBtu. This credit can be used to offset shortfalls incurred, if any, in the year immediately before or after the excess quantity was incurred. Total minimum gathering fees over the term of the agreement aggregate to $32.0 million, of which $8.0 million has already been met by production through December 31, 2013. Through December 31, 2013, the Company had delivered excess quantities of gas and, therefore, had not triggered the minimum quantity commitment.

        Effective October 26, 2012, the Company entered into a gas gathering agreement related to its Rosedale project in Tarrant County, Texas, which committed the Company to transport a minimum quantity of natural gas for twenty years starting on the date gas is first delivered. If, at the end of three years after the commencement date, the Company transports less than 6,000,000 MMBtu, the Company will be obligated to pay a fee to the gatherer calculated as the 6,000,000 MMBtu less actual quantities transported, multiplied by the then-effective gathering fee, which will be $0.30 per MMBtu, or a maximum commitment of $1.8 million. Through December 31, 2013, the Company had delivered no gas under the contract as production has not yet commenced at the project.

        On February 26, 2014, the Company and Vantage II entered into a long-term contract to obtain drilling services for properties located in Pennsylvania. The contract commences on March 1, 2014 and extends for 477 days. The execution of this agreement terminates an existing contract between the drilling service provider and a third-party company under which the Company and Vantage II had right of use through an assignment agreement. As consideration for executing the new contract and allowing

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 8—Commitments and Contingencies (Continued)

the existing agreement to terminate, the third party paid the Company and Vantage II $2.5 million in the aggregate. The amount received will be used to offset future drilling expenditures associated with the wells drilled under the new contract.

        From time to time, the Company is party to litigation. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Note 9—Capital Structure

        Summarized below are the four classes of interest that have been authorized:

  a)
  Capital Interests (excluding interests acquired under the Leveraged Investment Program),

  b)
  Class A Management Incentive Units,

  c)
  Class B Management Incentive Units, and

  d)
  Class C Management Incentive Units.

        Effective July 1, 2010, the Company created the Class C Management Incentive Units and offered each holder of Class A Management Incentive Units and Class B Management Incentive Units who were employed by the Company on July 1, 2010 the opportunity to exchange all of such Units held by such holders for new Class C Management Incentive Units. In addition, $1.4 million of capital contributions were returned to certain members to maintain consistent capital commitment contribution percentages among all members. Effective August 1, 2012, the members entered into a Second Amended and Restated Limited Liability Company Agreement (the "Agreement").

Capital Interests

        Capital Interests are issued to members from time to time, in exchange for a member's cash contributions when called by the Company pursuant to the terms in the Agreement.

        Total capital contributions and deemed commitments associated with outstanding Capital Interests are as follows:

	December 31,
	2013	2012
	(In Thousands)
Sponsors (deemed commitment—$470,559)	$420,940	$420,940
Management (deemed commitment—$6,281)	5,787	5,787
Other employees (deemed commitment—$2,198)	2,055	2,055
Other investors (deemed commitment—$6,225)	5,569	5,569

Total (total deemed commitment—$485,263)	$434,351	$434,351

        As of December 31, 2013 and 2012, the Company had undrawn commitments of $50.9 million.

        Distributions of funds associated with Capital Interests defined above follow a prescribed framework, which is outlined in detail in the Agreement. In general, distributions are first made to those members who have made capital contributions until such members receive the sum of

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 9—Capital Structure (Continued)

$135 million plus any additional capital contributions made subsequent to July 1, 2010 plus an 8% per annum return from July 1, 2010, as described further below. Subsequent distributions are then allocated 85% to the holders of Capital Interests in accordance with specified sharing ratios and 15% to the holders of Management Incentive Units. The 15% incentive pool is allocated based on the number of Class C Management Incentive Units, taking into consideration payments made to holders of any remaining Class A Management Incentive Units that have not been exchanged for Class C Management Incentive Units. In addition, depending on amounts due from or to participants in the Leveraged Investment Program (as described below), certain distributions may be made to or by such participants upon a monetization event.

        Members are entitled to preferred distributions in an amount equal to 8% per annum prior to any Class C Management Incentive Units. Preferred distributions are compounded annually beginning on July 1, 2010 on the sum of $135 million plus any capital contributions made by members subsequent to July 1, 2010. Preferred distributions are paid only if distributable cash, as defined in the Agreement, is available. As of December 31, 2013 and 2012, accumulated but undeclared and unpaid preferred distributions related to the Class C Management Incentive Units approximated $61.8 million and $38.9 million, respectively.

        The amount of accumulated preferred distributions is also used to determine the size of any payments that may be made to holders of Management Incentive Units. With respect to calculating payments, if any, to holders of the Class C Management Incentive Units, the actual amount of accumulated but undeclared preferred distributions with respect to the Capital Interests as described in the preceding paragraph is determinative. For purposes of calculating payments, if any, to holders of the Class A Management Incentive Units, preferred distributions are accrued from the dates that capital contributions were made to the calculation date and are based on the full amount of all such capital contributions. As of December 31, 2013 and 2012, accumulated but undeclared and unpaid preferred distributions related to the Class A Management Incentive Units approximated $152.3 million and $117.6 million, respectively.

        Decisions of the Company are approved by the majority of the Company's Board of Managers. As of December 31, 2013, the Company's Board of Managers was comprised of seven managers, five appointed by the sponsors, and Roger Biemans and Tom Tyree (the "Founders"). The Company's management may elect to appoint an additional independent manager.

        The Company has the right, but not the obligation, to repurchase all Capital Interests and vested Management Incentive Units of employee members who are terminated for any reason, at the Units' estimated fair value under the conditions provided for in the Agreement, except that this right does not exist with respect to the death or disability of either of the Company's two founders. If an employee member is terminated for cause, his or her Management Incentive Units, whether vested or unvested, will be forfeited, and his or her Capital Interests may be repurchased for the lesser of the aggregate unreturned capital contributions of such member or fair market value.

        The Capital Interests are illiquid and subject to transfer restrictions and have certain drag-along and tag-along rights as provided in the Agreement.

        Upon termination of employment without cause or due to death or disability, the Founders/heirs may put their Capital Interests to the Company at fair market value. Upon the occurrence of death or disability, the exercise of this put right is at the discretion of the Founders/heirs, which is an event

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 9—Capital Structure (Continued)

outside of the Company's control. Under the standard codified within ASC 480, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" and Emerging Issues Tax Force ("EITF") Topic D-98, stock subject to redemption requirements outside the control of the Company are required to be classified outside of permanent equity. Accordingly, the Founders' equity is classified outside of members' equity. The occurrence of these events is not deemed probable, and therefore, the Founders equity has been measured at historic cost. The put option cannot be exercised if a Founder voluntarily terminates employment or is terminated for cause.

Leveraged Investment Program

        Between December 18, 2006 and June 19, 2009, and at the time of employment for employees first employed between June 16, 2008 and June 17, 2009, the Company was authorized to issue to employees who are also Capital Interest Members the ability to match up to $15 million of additional Capital Interests referred to as the Leveraged Amounts. The Leveraged Amounts are limited recourse notes, collateralized by both the Capital Interests acquired independently of the Leveraged Investment Program amounts and the Capital Interests acquired through the Leveraged Investment Program amounts, but otherwise non-recourse to the Capital Interest Members. At time of issuance, the employee agreed to a security and financing statement which can be perfected under commercial law. The participants have significant capital at risk outside the Leveraged Amounts and therefore no compensation is derived from these notes. The notes are classified as a reduction to Members' Equity in the accompanying financial statements.

        On July 1, 2010, the plan was amended and all employees who were participating in the Leveraged Investment Program elected to surrender and relinquish their right to future participation in the plan. The total Leverage Amounts outstanding since inception through December 31, 2013 is $5.3 million.

        The terms of the nonrecourse notes issued under the Leveraged Investment Program provide for interest to accrue at 5.0% per annum and mature only upon the occurrence of a sale of the Company. As the interest due to the Company on these notes will be withheld out of future distributions, interest income will be recognized at the time such distributions are paid. As of December 31, 2013 and 2012, interest income accumulated, but not recognized, approximated $1.9 million and $1.6 million, respectively.

Note 10—Management Incentive Units

        The Company has issued management incentive units to certain employees. The management incentive units participate only in distributions, meeting requisite financial thresholds after the sponsors have recovered their investment and special allocation amounts. Management incentive units have no voting rights. Compensation expense for these awards will be recognized when all performance, market, and service conditions are probable of being satisfied (in general, upon a liquidating event). Accordingly, no value was assigned to the interests when issued.

        Upon termination of employment upon death or disability, the Founders/heirs may put their management incentive units to the Company at fair market value. The put option cannot be exercised if a Founder voluntarily terminates employment or is terminated for cause.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 10—Management Incentive Units (Continued)

Class A Management Incentive Units

        The Management Incentive Plan, as described in the Agreement, authorizes up to 1,000,000 non-voting, Class A Management Incentive Units. As of December 31, 2013 and 2012, 110,171 Class A Management Incentive Units were outstanding. No new Class A Management Incentive Units may be issued. For financial reporting purposes, no related compensation expense has been recorded as of and for the years ended December 31, 2013 and 2012.

        Other Class A Management Incentive Units vested 100% upon the occurrence of a sale of the Company. As of December 31, 2013 and 2012, 110,171 Class A Management Incentive units were vested and outstanding.

Class B Management Incentive Units

        The Management Incentive Plan authorizes up to 45 Class B Management Incentive Units. At December 31, 2013 and 2012, there were no Class B Management Incentive Units outstanding and no new Class B Management Incentive Units may be issued.

Class C Management Incentive Units

        The Management Incentive Plan authorizes up to 1,818,182 non-voting, Class C Management Incentive Units. As of December 31, 2013 and 2012, 1,751,479 and 1,666,979 Class C Management Incentive Units were outstanding, respectively.

        The Class C Management Incentive Units vest on a schedule of 15% if the holder has been employed by the Company on a full-time basis for each of three, four, and five years beginning on the date of grant, with the final 55% to vest only upon the occurrence of a sale of the Company, provided that the Company gives employees up to two full years' credit against the vesting schedule for employment prior to the date of grant. In addition, there is accelerated vesting for each of the Company's two founders of up to 50% of the Class C Management Units held by such founder if his employment is terminated by the Company without cause. As of December 31, 2013 and 2012, 613,959 and 401,581 Class C Management Incentive Units, respectively, were vested.

        The following table presents the activity for Class C Management Incentive Units outstanding:

Units
Outstanding—December 31, 2011	1,538,279
Granted	186,500
Forfeited	(57,800)

Outstanding—December 31, 2012	1,666,979
Granted	99,500
Forfeited	(15,000)

Outstanding—December 31, 2013	1,751,479

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 11—Employee Retirement Savings Plan

        The Company sponsors a qualified tax-deferred savings plan ("Retirement Savings Plan") for its employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Employees may defer up to 80% of their compensation, subject to certain limitations. Effective May 1, 2007, the Company's matching percentage is up to 6% of eligible employee compensation. Expenses associated with the Company's contributions to the Retirement Savings Plan totaled $0.1 million and $0.1 million for the years ended December 31, 2013 and 2012, respectively. The Company matches all employee contributions in cash.

Note 12—Supplemental Information on Oil and Gas Producing Activities (unaudited)

        The following is supplemental information regarding our consolidated oil and gas producing activities. The amounts shown include our net working and royalty interests in all of our oil and gas properties.

(a)    Capitalized Costs Relating to Oil and Gas Producing Activities

	December 31,
	2013	2012
	(In Thousands)
Proved properties	$615,993	$432,736
Unproved properties	35,107	116,963

	651,100	549,699
Accumulated depreciation and depletion	(208,906)	(187,811)

Net capitalized costs	$442,194	$361,888

(b)    Costs incurred in Certain Oil and Gas Activities

	December 31,
	2013	2012
	(In Thousands)
Acquisitions:
Unproved properties	$26,407	$64,441
Proved properties	3,622	7,271
Development costs	53,534	49,123
Exploration costs	21,232	5,054

Oil and gas expenditures	104,795	125,889
Property sales	(200)	(19,889)

Asset retirement obligation, net	344	690

	$104,939	$106,690

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 12—Supplemental Information on Oil and Gas Producing Activities (unaudited) (Continued)

(c)    Results of Operations for Oil and Gas Producing Activities:

	December 31,
	2013	2012
	(In Thousands)
Revenues	$58,017	$33,911
Production costs	16,811	12,750
Depreciation, depletion and accretion	21,318	16,186
Impairment of proved oil and gas properties	—	8,043

Results of operations from producing activities	$19,888	$(3,068)

Depreciation, depletion and accretion rate per Mcfe	$1.33	$1.30

(d)    Oil and Gas Reserves

        Proved reserve quantities are based on estimates prepared by the independent petroleum engineering firms of Netherland, Sewell and Associates, Inc. and Wright & Company in accordance with guidelines established by the Securities and Exchange Commission (the "SEC").

        Reserve definitions comply with definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. The reserve quantity information is limited to reserves which had been evaluated as of December 31, 2013 and 2012. Proved developed reserves represent only those reserves expected to be recovered from existing wells and support equipment. Proved undeveloped reserves are expected to be recovered from new wells after substantial development costs are incurred. All of the Company's proved reserves are located in the United States.

        Proved reserves are those quantities of oil, NGL and gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

        There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and the timing of development expenditures. The estimation of our proved reserves employs one or more of the following: production trend extrapolation, analogy, volumetric assessment and material balance analysis. Techniques including review of production and pressure histories, analysis of electric logs and fluid tests, and interpretations of geologic and geophysical data are also involved in this estimation process.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 12—Supplemental Information on Oil and Gas Producing Activities (unaudited) (Continued)

        The following table provides a rollforward of the total proved reserves for the years ended December 31, 2012 and 2013, as well as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

	Natural Gas (MMcf)	NGL (MBbl)	Oil (MBbl)	Total (MMcfe)
January 1, 2012	135,337	—	377	137,599
Revisions	(39,359)	409	(298)	(38,693)
Extensions and discoveries	341,954	13,360	684	426,218
Divestitures	(4)	—	—	(4)
Acquisitions	29,921	1,083	82	36,911
Production	(10,693)	(271)	(27)	(12,482)

December 31, 2012	457,156	14,581	818	549,550
Revisions	18,922	(1,362)	349	12,844
Extensions and discoveries	135,664	1,356	143	144,658
Divestitures	(1,125)	(140)	(13)	(2,043)
Acquisitions	16,317	1,281	111	24,669
Production	(14,246)	(240)	(54)	(16,010)

December 31, 2013	612,688	15,476	1,354	713,668

Proved developed reserves:
December 31, 2012	77,796	2,757	121	95,064
December 31, 2013	106,779	3,029	175	126,003
Proved undeveloped reserves:
December 31, 2012	379,359	11,824	697	454,485
December 31, 2013	505,909	12,447	1,179	587,665

        Revisions for the year ended December 31, 2013 were primarily attributable to decreases in price.

        Extensions and discoveries for the year ended December 31, 2012 resulted from an increase in the Fort Worth Basin due to the addition of new proved undeveloped locations during the year associated with the drilling of new wells. Extensions and discoveries for the year ended December 31, 2013 resulted in an increase of 77,937 Mcfe and 66,721 Mcfe in the Appalachian Basin and Fort Worth Basin, respectively, due to the addition of new proved undeveloped locations during the year associated with the drilling of new wells.

        Acquisitions for the year ended December 31, 2012 were primarily attributable to properties acquired from third parties in the Appalachian and Fort Worth Basins. Acquisitions in the Appalachian Basin accounted for 20,990 MMcfe of the increase and were comprised of 100% natural gas. Acquisitions for the year ended December 31, 2013 were attributable to properties acquired from third parties in the Fort Worth Basin.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 12—Supplemental Information on Oil and Gas Producing Activities (unaudited) (Continued)

        The following table summarizes the changes in the Company's proved undeveloped reserves during 2013 (in MMcf):

Proved undeveloped reserves at December 31, 2012	454,485
Conversions into proved developed reserves	(39,825)
Extensions and discoveries	126,732
Acquisitions	22,912
Revisions	23,360

Proved undeveloped reserves at December 31, 2013	587,664

        During the year ended December 31, 2013, the Company incurred costs of approximately $19.9 million to convert 39,825 MMcfe of proved undeveloped reserves to proved developed reserves, primarily in the Fort Worth Basin.

        During the year ended December 31, 2013, extensions and discoveries were due to the addition of new proved undeveloped locations during the year associated with the drilling of new wells.

        Acquisitions for the year ended December 31, 2013 were attributable to properties acquired from third parties in the Fort Worth Basin.

        As of December 31, 2013, the Company had no proved undeveloped reserves that had remained undeveloped for more than five year since initial booking.

Standardized Measure of Discounted Future Net Cash Flows

        The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves" ("Standardized Measure") is calculated in accordance with guidance provided by the FASB. The Standardized Measure does not purport, nor should it be interpreted, to present the fair value of a company's proved oil and gas reserves. Fair value would require, among other things, consideration of expected future economic and operating conditions, a discount factor more representative of the time value of money, and risks inherent in reserve estimates.

        Under the Standardized Measure, future cash inflows are based upon the forecasted future production of year-end proved reserves. Future cash inflows are then reduced by estimated future production and development costs to determine net pre-tax cash flow. Tax credits and permanent differences are also considered in the future income tax calculation. Future net cash flow after income taxes is discounted using a 10% annual discount rate to arrive at the Standardized Measure.

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 12—Supplemental Information on Oil and Gas Producing Activities (unaudited) (Continued)

        The following summary sets forth our Standardized Measure:

	December 31,
	2013	2012
	(In Thousands)
Future cash inflows	$2,321,707	$1,462,524
Future production costs	(389,753)	(296,116)
Future development costs	(533,225)	(427,256)
Future income tax expense(1)	—	—

Future net cash flows	1,398,729	739,152
10% annual discount for estimated timing of cash flows	(860,720)	(494,227)

Standardized measure of Discounted Future Net Cash Flows	$538,009	$244,925

(1)
Future net cash flows do not include the effects of income taxes on future revenues because the Company was a limited liability company not subject to entity-level income taxation as of December 31, 2013 and 2012. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income was passed through to the Company's members. If the Company had been subject to entity-level income taxation, the unaudited pro forma future income tax expense at December 31, 2013 and December 31, 2012 would have been $183,641 and $66,406, respectively, net of the discount. The unaudited standardized measure at December 31, 2013 and 2012 would have been $354,369 and $178,519, respectively.

(a)    Changes in the Standardized Measure

        A summary of the changes in the Standardized Measure are contained in the table below:

	December 31,
	2013	2012
	(In Thousands)
Standardized Measure, beginning of the year	$244,925	$171,058
Net change in prices and production costs	109,539	(82,815)
Net change in future development costs	13,364	37,598
Sales, net of production costs	(41,206)	(21,330)
Extensions	98,335	146,156
Acquisitions	14,341	12,421
Divestitures	(2,378)	(3)
Revisions of previous quantity estimates	9,683	(48,109)
Previously estimated development costs incurred	25,221	4,711
Accretion of discount	24,492	17,106
Changes in timing and other	41,693	8,132

Period Balance	$538,009	$244,925

VANTAGE ENERGY, LLC

Notes to Consolidated Financial Statements (Continued)

Note 12—Supplemental Information on Oil and Gas Producing Activities (unaudited) (Continued)

Impact of Pricing

        The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the month prices. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

        The following average prices were used in determining the Standardized Measure as of:

	Marcellus Shale	Barnett Shale
December 31, 2012
Natural Gas per mcf	$2.50	$1.93
Oil per bbl	$—	$91.73
Natural Gas liquids per bbl	$—	$27.12
December 31, 2013
Natural Gas per mcf	$3.45	$3.59
Oil per bbl	$—	$96.94
Natural Gas liquids per bbl	$—	$31.26

        Companies that follow the full cost accounting method are required to make ceiling test calculations. This test ensures that total capitalized costs for oil and gas properties (net of accumulated DD&A and deferred income taxes) do not exceed the sum of the present value discounted at 10% of estimated future net cash flows from proved reserves, the cost of properties not being amortized, the lower of cost or estimated fair value of unproven properties included in the costs being amortized, and all related tax effects. We currently do not have any unproven properties that are being amortized. Application of these rules during periods of relatively low commodity prices, even if of short-term duration, may result in write-downs.

Note 13—Subsequent Events

        The Company has performed an evaluation of subsequent events through the auditors' report date, which is the date the consolidated financial statements were available for issuance.

Report of Independent Registered Public Accounting Firm

Board of Managers and Members
Vantage Energy II, LLC:

        We have audited the accompanying consolidated balance sheets of Vantage Energy II, LLC and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2013 and the period from July 29, 2012 (inception) through December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vantage Energy II, LLC and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the year ended December 31, 2013 and the period from July 29, 2012 (inception) through December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
May 13, 2014

VANTAGE ENERGY II, LLC

Consolidated Balance Sheets

	December 31,
	2013	2012
	(In Thousands)
Assets
Current assets
Cash and cash equivalents	$5,779	$20,430
Accounts receivable	3,035	—
Accounts receivable—related party	9,293	—
Derivative assets	314	—

Total current assets	18,421	20,430

Property, plant, and equipment, at cost
Oil and gas properties, full-cost method of accounting
Proved	158,222	10,226
Unproved	127,995	46,259

Total oil and gas properties	286,217	56,485
Accumulated depletion, depreciation and amortization	(8,408)	—

Net oil and gas properties	277,809	56,485
Gas gathering system, less accumulated depreciation of $823 and $115	17,798	9,784

Net property, plant, and equipment	295,607	66,269

Total assets	$314,028	$86,699

Liabilities and Members' Equity
Current liabilities
Accounts payable and accrued liabilities	$19,681	$5,384
Accounts payable—related party	—	307

Total current liabilities	19,681	5,691
Asset retirement obligations	564	108
Derivative liabilities	23	—
Other non-current liabilities	—	2,646

Total liabilities	20,268	8,445

Contingently redeemable Founders units	482	133

Commitments and contingencies (Note 8)
Members' equity
Member contributions	289,715	79,795
Accumulated earnings (deficit)	3,563	(1,674)

Total Members' equity	293,278	78,121

Total liabilities and Members' equity	$314,028	$86,699

See notes to consolidated financial statements.

VANTAGE ENERGY II, LLC

Consolidated Statements of Operations

	For the Year Ended December 31, 2013	For the Period from July 29, 2012 (Inception) through December 31, 2012
	(In Thousands)
Operating revenues
Gas revenue	$25,841	$—
Gas gathering revenues	821	263
Loss on commodity derivatives	(1,393)	—

Total operating revenues	25,269	263
Operating expenses
Lease operating and workover	1,831	51
Marketing and gathering	4,560	50
Gas gathering operating expenses	313	—
General and administrative	4,214	1,727
Depreciation, depletion, amortization, and accretion	9,128	115

Total operating expenses	20,046	1,943

Operating income (loss)	5,223	(1,680)

Interest income
Interest income, net	14	6

Total interest income, net	14	6

Net income (loss)	$5,237	$(1,674)

See notes to consolidated financial statements.

VANTAGE ENERGY II, LLC

Consolidated Statements of Changes in Members' Equity

For the Year Ended December 31, 2013 and the Period from July 29, 2012 (Inception)
Through December 31, 2012

(In Thousands)

		Members' Equity
	Contingently Redeemable Founders Units	Members' Contributions	Accumulated Earnings (Deficit)	Total
Balance at July 29, 2012 (inception)	$—	$—	$—	$—
Members' contributions, net of issuance costs	133	79,795	—	79,795
Net loss	—	—	(1,674)	(1,674)

Balance at December 31, 2012	133	79,795	(1,674)	78,121
Members' contributions	349	209,920	—	209,920
Net income	—	—	5,237	5,237

Balance at December 31, 2013	$482	$289,715	$3,563	$293,278

See notes to consolidated financial statements.

VANTAGE ENERGY II, LLC

Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2013	For the Period from July 29, 2012 (Inception) through December 31, 2012
	(In Thousands)
Cash flows from operating activities
Net income (loss)	$5,237	$(1,674)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation, depletion, amortization, and accretion	9,128	115
Loss on commodity derivatives	1,393	—
Settlements on commodity derivatives	(1,684)	—
Changes in operating assets and liabilities
Accounts receivable	(3,035)	—
Accounts payable/receivable—related party	(9,600)	307
Accounts payable and accrued liabilities	6,632	230

Net cash provided by (used in) operating activities	8,071	(1,022)

Cash flows from investing activities
Oil and gas property exploration, acquisition, and development	(224,296)	(48,685)
Acquisition and development of gas gathering system	(8,695)	(9,791)

Net cash used in investing activities	(232,991)	(58,476)

Cash flows from financing activities
Member contributions, net	210,269	79,928

Net cash provided by financing activities	210,269	79,928

Net change in cash and cash equivalents	(14,651)	20,430
Cash and cash equivalents—beginning of period	20,430	—

Cash and cash equivalents—end of period	$5,779	$20,430

Supplemental disclosure of non-cash activity:
Accrued oil and gas capital additions	$12,819	$3,154
Accrued unproved property expenditures	$—	$4,646
Capitalized asset retirement obligations	$445	$108

See notes to consolidated financial statements.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation

        Vantage Energy II, LLC (the "Company") was organized as a limited liability company under the laws of the state of Delaware on July 29, 2012. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vista Gathering, LLC ("Vista") and Vantage Energy Appalachia II, LLC ("VEA II"). All intercompany balances have been eliminated in consolidation.

        The Company is engaged in the exploration and exploitation of petroleum and natural gas, as well as natural gas acquisition, development, and gathering, with a focus on unconventional resources in the Appalachian Basin of the United States.

Use of Estimates

        The preparation of these consolidated financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. As a result, actual amounts could differ from estimated amounts. By their nature, these estimates are subject to measurement uncertainty, and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant. Significant estimates with regard to the Company's consolidated financial statements include the estimate of proved oil and gas reserve volumes and the related present value of estimated future net cash flows, the recoverability of unproved oil and gas properties, the calculation of depletion of oil and gas reserves, the estimated cost and timing related to asset retirement obligations, the estimated grant-date fair value of unit-based compensation, and the estimated fair value of derivative assets and liabilities.

        Reserve estimates are, by their nature, inherently imprecise. The process of estimating quantities of oil and gas reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given field may also change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history and continual reassessment of the viability of production under varying economic conditions. As a result, material revisions to existing reserve estimates may occur from time to time. Although every reasonable effort is made to ensure that our reserve estimates represent the most accurate assessments possible, subjective decisions and available data for our various fields make these estimates generally less precise than other estimates included in financial statement disclosures.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, and throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Oil and Gas Properties

        The Company follows the full-cost method of accounting for natural gas and crude oil properties. All costs directly associated with property acquisition, exploration, and development activities are capitalized. Exploration and development costs include dry hole costs, geological and geophysical costs, direct overhead related to exploration and development activities, and other costs incurred for the purpose of finding oil and gas reserves. Salaries and benefits paid to employees directly involved in the exploration and development of properties, as well as other internal costs that can be directly identified with acquisition, exploration, and development activities, are also capitalized. The Company capitalized certain internal costs of approximately $4.1 million and $1.2 million for the year ended December 31, 2013 and for the period from July 29, 2012 (inception) through December 31, 2012, respectively.

        Costs of acquiring unproved oil and gas properties are initially excluded from the depletable base and are assessed at each reporting period to ascertain whether impairment has occurred. When proved reserves are assigned to the property or the property is considered to be impaired, the costs of the property or the amount of impairment is added to the depletable base.

        Capitalized costs, as adjusted for estimated future development costs and estimated asset retirement costs, less estimated salvage values, are depreciated, depleted, and amortized using the units-of-production method based on estimated proved reserves as determined by petroleum engineers. The costs of wells-in-progress and unevaluated properties, including any related capitalized interest and internal costs, are not amortized. For the purposes of this calculation, crude oil and natural gas liquid reserves and production are converted to equivalent volumes of natural gas based on the relative energy content of one barrel to six thousand cubic feet of gas. Proceeds from the disposal of properties are normally deducted from the full-cost pool without recognition of gains or losses, except under circumstances where the deduction would significantly alter the relationship between capitalized costs and proved reserves of the cost center, in which case a gain or loss is recorded.

        Full cost accounting rules require the Company to perform a "ceiling test" calculation to test its oil and gas properties for possible impairment. The primary components impacting the calculation are commodity prices, reserve quantities added and produced, overall exploration and development costs and depletion expense. If the net capitalized cost of the Company's oil and gas properties subject to amortization (the "carrying value") exceeds the ceiling limitation, the excess would be charged to expense. The ceiling limitation is equal to the sum of the present value discounted at 10% of estimated future net cash flows from proved reserves, the cost of properties not being amortized, the lower of cost or estimated fair value of unproven properties included in the costs being amortized, and all related income tax effects. The present value of estimated future net revenues is computed by applying the average first-day-of-the-month oil and gas price during the 12-month period ended December 31, 2013 to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves, assuming the continuation of existing economic conditions. As of December 31, 2013 and 2012, the full-cost pool did not exceed the ceiling limitation.

Interest in Joint Ventures

        Certain of the Company's oil and gas exploration and development activities are conducted jointly with others; accordingly, the consolidated financial statements reflect only the Company's proportionate interest in such activities.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Gas Gathering System

        All gas transported in the Vista gas gathering system relates to wells in which the Company and/or Vantage I, a company with common management, owns a working interest and for which either a subsidiary of the Company or Vantage I serves as operator. The Company's gathering assets are being depreciated on the straight-line method over a 20-year useful life. For the year ended December 31, 2013 and the period from July 29, 2012 (inception) through December 31, 2012, the Company recognized approximately $0.7 million and $0.1, respectively, of depreciation expense on its gas gathering system asset. Maintenance and repairs are charged to expense as incurred. Expenditures that extend the useful lives of assets are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts. Any gain or loss on retirements is reflected in other income in the year in which the asset is disposed.

        The Company reviews its long-lived assets other than oil and gas properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and if the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to the asset's fair value and an impairment loss is recorded against the long-lived asset. There have been no provisions for impairment recorded for the year ended December 31, 2013 and for the period from July 29, 2012 (inception) through December 31, 2012.

Asset Retirement Obligations

        Asset retirement obligations relate to future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. The fair value of a legal liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost of such liability is recorded as an increase in the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period and the capitalized cost is depleted as part of the full cost pool. Revisions to estimated asset retirement obligations result in adjustments to the related capitalized asset and corresponding liability.

Derivatives

        The Company periodically uses derivative instruments to provide a measure of stability to its cash flows in an environment of volatile oil and gas prices and to manage its exposure to commodity price risk. The Company records all derivative instruments at fair value within the accompanying consolidated balance sheets. Changes in fair value are to be recognized currently in earnings unless specific hedge accounting criteria are met. Management has decided not to use hedge accounting under the accounting guidance for its derivatives; therefore, the changes in fair value are recognized currently in earnings. The Company classifies cash payment and receipts on its derivative instruments in operating cash flows in the accompanying consolidated statements of cash flows.

Revenue Recognition

        Crude oil, natural gas, and natural gas liquid revenues are recognized when delivery has occurred, title has transferred, and collection is probable.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

        The Company accounts for oil and natural gas sales using the "entitlements method." Under the entitlements method, revenue is recorded based upon the Company's ownership share of volumes sold, regardless of whether it has taken its ownership share of such volumes. The Company records a receivable or a liability to the extent it receives less or more than its share of the volumes and related revenue. Any amount received in excess of the Company's share is treated as a liability. If the Company receives less than its entitled share, the underproduction is recorded as a receivable. The Company sells the majority of its products soon after production at various locations, including the wellhead, at which time title and risk of loss pass to the buyer. At December 31, 2013 and 2012, the Company did not have any material gas imbalances.

        The Company's gathering revenues are generated from gathering and compressing natural gas. The Company provides gathering services and compression services under fee-based arrangements.

Concentrations of Credit Risk

        The Company grants credit in the normal course of business to oil and gas purchasers in the United States. Collectibility of the Company's natural gas revenues is dependent upon the financial wherewithal of the Company's purchasers, as well as general economic conditions of the industry. To date, the Company has not had any bad debts. The Company has accounts receivable from Vantage I; see related parties at note 6.

        Revenue receivable as of December 31, 2013 relates to accrued gas sales for the production month of December 2013. Approximately 69% and 30% of the Company's oil and gas revenues for the year ended December 31, 2013 was generated from EQT Production Company and Sequent Energy, respectively.

        As of December 31, 2013, aggregate accounts receivable from these two purchasers approximated $2.5 million.

        Although a substantial portion of production is purchased by these major customers, we do not believe the loss of any one or both customers would have a material adverse effect on our business, as other customers or markets would be accessible to us.

Transportation Costs

        The Company excludes the effects of direct transportation costs from gas revenues and records such transportation costs within marketing and gathering expenses in the consolidated statements of operations.

Impact Fees

        The state of Pennsylvania imposes an impact fee on oil and gas production based on a formula applied towards individual wells. The Company classifies the impact fees within lease operating and workover expense on the accompanying consolidated statements of operations.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 1—Description of Business and Summary of Significant Accounting Policies (Continued)

Capitalized Interest

        The Company capitalizes interest costs to oil and gas properties on expenditures made in connection with projects that are not subject to current depletion. Interest is capitalized for the period that activities are in progress to bring these projects to their intended use.

Income Taxes

        The Company is a multi-member limited liability company that is taxed as a disregarded entity. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses, and credits of the Company are reported on the income tax returns of the Company's Members.

        The Company accounts for uncertainty in income taxes in accordance with generally accepted accounting principles, which prescribes a comprehensive model for recognizing, measuring, presenting, and disclosing in the consolidated financial statements tax positions taken or expected to be taken on a tax return, including a decision on whether or not to file in a particular jurisdiction. Only tax positions that meet a more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized.

        Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. No interest or penalties have been assessed as of December 31, 2013. The Company's information returns for tax years subject to examination by tax authorities include 2012 through the current year for state and federal tax reporting purposes.

Industry Segment and Geographic Information

        The Company conducts oil, gas and natural gas liquids ("NGL") exploration and production operations in one segment. All of the Company's operations and assets are located in the United States, and all of its revenue is attributable to domestic customers. The Company has determined that our business is comprised of only one segment because our gathering activities are ancillary to our production operations and are not separately managed.

Subsequent Events

        The accompanying financial disclosures include an evaluation of subsequent events through May 13, 2014.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 2—Balance Sheet Disclosures

        Accounts payable and accrued liabilities consist of the following:

	December 31,
	2013	2012
	(In Thousands)
Accrued capital expenditures	$12,819	$3,154
Accounts payable	2,102	—
Accrued revenue payable	1,950	—
Accrued production expense payable	1,174	30
Accrued impact fees payable	968	—
Accrued general and administrative expenses	668	200
Accrued unproved property expenditures	—	2,000

	$19,681	$5,384

        As of December 31, 2012, the Company had other non-current liabilities of $2.6 million for accrued unproved property expenditures.

Note 3—Fair Value Measurements

        Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1:	Quoted prices are available in active markets for identical assets or liabilities;
Level 2:	Quoted prices in active markets for similar assets and liabilities that are observable for the asset or liability; or
Level 3:	Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

        The assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's policy is to recognize transfers in and/or out of the fair value hierarchy as of the end of the reporting period in which the event or change in circumstances caused the transfer. The Company has consistently applied the valuation techniques discussed below in all periods presented. The following table presents the Company's financial assets and liabilities that were

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

accounted for at fair value on a recurring basis as of December 31, 2013 by level within the fair value hierarchy (in thousands):

	Fair Value Measurements
Description	Level 1	Level 2	Level 3	Total
Assets
Commodity derivative instruments	$—	$314	$—	$314
Liabilities
Commodity derivative instruments	$—	$23	$—	$23

        There were no financial assets or liabilities, other than as set forth in the preceding table that were accounted at fair value on a recurring basis as of December 31, 2012.

        The Company's commodity derivative instruments consist of variable-to-fixed price swaps. The fair values of the swap agreements are determined under the income valuation technique using a discounted cash flow model. The valuation model requires a variety of inputs, including contractual terms, published forward prices, and discount rates, as appropriate. The Company's estimates of fair value of derivatives include consideration of the counterparty's creditworthiness, the Company's creditworthiness, and the time value of money. The consideration of these factors results in an estimated exit price for each derivative asset or liability under a marketplace participant's view. All of the significant inputs are observable, either directly or indirectly; therefore, the Company's derivative instruments are included within the Level 2 fair value hierarchy. The counterparty on the Company's derivative instruments is the same financial institution that holds the credit facility (Note 7). Accordingly, the Company is not required to post collateral on these derivatives since the bank is secured by the Company's oil and gas assets.

Non-Recurring Fair Value Measurements

        The Company uses the income valuation technique to estimate the fair value of asset retirement obligations using estimated gross well costs of reclamation ranging in amounts from $0.01 million to $0.1 million, timing of expected future dismantlement costs ranging from 27 to 28 years, and a weighted average credit-adjusted risk-free rate. Accordingly, the fair value is based on unobservable pricing inputs and, therefore, is included within the Level 3 fair value hierarchy. During the year ended December 31, 2013 and for the period from July 29, 2012 (inception) through December 31, 2012, the Company recorded asset retirement obligations of $0.5 million and $0.1 million, respectively. See Note 4 for additional information.

        Gathering facilities were purchased and recorded at fair value (Note 6) during 2012. The Company used Level 3 inputs and the discounted cash flow model to measure the fair value of gathering facilities using discount rates selected by the Company's management and cash flow projections prepared by management. The discount rate was a rate that management believed was representative of market conditions and included estimates for the risk premium and non-performance risk.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 3—Fair Value Measurements (Continued)

Other Financial Instruments

        Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities. The financial statement carrying amounts of these items approximate their fair values due to their short-term nature.

Note 4—Asset Retirement Obligations

        The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas properties and the gas gathering system for the year ended December 31, 2013 and for the period from July 29, 2012 (inception) through December 31, 2012:

	December 31,
	2013	2012
	(In Thousands)
Beginning of period	$108	$—
Liabilities incurred	445	108
Accretion expense	11	—

End of period asset retirement obligations	$564	$108

Note 5—Derivative Instruments

        The Company periodically uses derivative financial instruments to achieve a more predictable cash flow by reducing its exposure to commodity price fluctuations. While the use of these instruments limits the downside risk of adverse price changes, their use may also limit future revenues from favorable price changes. The Company has adopted fair value accounting for its derivatives, therefore, the Company recognizes changes in the fair value of derivative financial instruments currently in earnings. Cash payments or receipts on such are included in cash flow from operating activities in the statements of cash flows.

        At December 31, 2013, the terms of outstanding commodity derivative contracts were as follows:

Commodity	Quantity Remaining	Quantity Type	Prices	Price Index	Contract Period	Estimated Fair Value (in thousands)
Natural gas swaps
NYMEX Henry Hub	2,223,082	MMBtu	$4.26	NYMEX Henry Hub	2/14 - 2/15	$219
NYMEX Henry Hub	500,000	MMBtu	$4.29	NYMEX Henry Hub	11/14	40
Dominion	180,000	MMBtu	$3.60	Dominion Southpoint	1/14 - 3/14	40
NYMEX Henry Hub	131,329	MMBtu	$4.02	NYMEX Henry Hub	3/14 - 6/14	(17)
Dominion	45,589	MMBtu	$3.51	Dominion Southpoint	3/14	9

Total	3,080,000					$291

        The Company estimates that these hedged volumes, in aggregate, represent approximately 24% of the Company's proved oil and gas production for 2014, based upon the year-end internal reserve report.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 5—Derivative Instruments (Continued)

        As of December 31, 2013, the Company's derivative instruments were subject to a master netting arrangement that provides for offsetting of amounts payable or receivable between the Company and the counterparty. The agreement also provides that in the event of an early termination, the counterparty has the right to offset amounts owed or owing under that and any other agreement with the same counterparty. The Company's accounting policy is to offset these positions in the accompanying consolidated balance sheet.

        Depending on changes in oil and gas futures markets and management's view of underlying supply and demand trends, the Company may increase or decrease its hedging positions.

        The following table provides reconciliation between the net assets and liabilities reflected in the accompanying consolidated balance sheet and the potential effects of master netting arrangements on the gross fair value of the derivative contracts as of December 31, 2013. The Company had no outstanding derivative contracts as of December 31, 2012.

	Consolidated Balance Sheet Classification	Gross Recognized Assets/ Liabilities	Gross Amounts Offset	Net Recognized Fair Value Assets/ Liabilities
		(In Thousands)
Derivative assets
Commodity contracts	Current assets	$314	$—	$314

Total derivative assets		$314	$—	$314

Derivative liabilities
Commodity contracts	Non-current liabilities	$23	$—	$23

		$23	$—	$23

        Due to the volatility of oil and natural gas prices, the estimated fair values of the Company's commodity derivative instruments are subject to large fluctuations from period to period.

Note 6—Related Party Transactions

Acquisition and Joint Development Agreement

        In July 2012, subsidiaries of the Company and Vantage Energy, LLC ("Vantage I"), an entity with common management, entered into an Acquisition and Joint Development Agreement (the "JDA"), whereby a subsidiary of the Company acquired from a subsidiary of Vantage I (i) an undivided 50% in interest in certain oil and gas assets located in Greene County, Pennsylvania, (ii) a 100% interest in oil and gas assets located in West Virginia, and (iii) a 100% membership interest in Vista, an entity with gas gathering assets in Pennsylvania, including pipelines, rights-of-way, and dehydration/separation facilities used solely to support our oil and gas operations. The subsidiary of Vantage I retained an undivided 50% interest in the gas gathering assets.

        The Company determined that the JDA was not a transaction between entities under common control or common ownership and, as such, has recorded the transaction based on the total

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 6—Related Party Transactions (Continued)

consideration paid. The following table summarizes the purchase price and estimated fair values of assets acquired and liabilities assumed (in thousands):

Asset Acquisition Price
Consideration given
Cash	$25,900

Total consideration	$25,900

Fair value of net assets acquired
Proved oil and gas properties	$—
Unproved oil and gas properties	19,000
Gathering and transportation assets	7,008

Total estimated fair value of assets acquired	26,008
Asset retirement obligation	(108)

Estimated fair value of net assets acquired	$25,900

Gas Gathering System Operating Agreement

        In connection with the JDA, Vista became the operator of the gas gathering assets. Pursuant to a Gathering System Operating Agreement, dated August 2, 2012, between Vista and a subsidiary of Vantage I, the subsidiaries of the Company and Vantage I pay their respective 50% share of the gas gathering system operating and development costs. Vista, as operator, charged the subsidiary of Vantage I gas gathering and compression fees of $0 and $0.8 million in 2012 and 2013, respectively.

Management Services Agreement

        In August 2012, the Company and Vantage I entered into a Management Services Agreement ("MSA") whereby Vantage I provides certain executive management, administrative, accounting, finance, engineering, land, and information technology assistance to the Company. In exchange for providing these services, the Company pays Vantage I a fee (the "MSA Fee"). Through June 2014, the MSA Fee will be calculated as 50% of the overall gross general and administrative expenses incurred by Vantage I. Starting in July 2014, the MSA Fee will be based upon the gross general and administrative expenses incurred by Vantage I multiplied by a ratio of the relative capital expenditures and oil and natural gas production volumes of the Company and Vantage I. For the year ended December 31, 2013 and the period from July 29, 2012 (inception) through December 31, 2012, the Company recorded approximately $8.3 million and $2.8 million, respectively, of gross general and administrative expenses incurred under the MSA. As of December 31, 2013 and 2012, the Company had a net receivable (payable) from (to) Vantage I of approximately $9.3 million and $(0.3) million.

Derivative Novations

        In November 2013, the Company entered into an agreement to purchase certain derivative contracts from Vantage I, as approved by Wells Fargo Bank, N.A. The Company determined the total fair value of the derivative contracts on the date of transfer to be approximately $1.7 million.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 7—Long-Term Debt

        Effective November 29, 2012, the Company entered into a secured credit facility (the "Facility") with Wells Fargo Bank, N.A. Effective December 3, 2013, the Company amended and restated its credit facility to remove the lien Wells Fargo Bank, N.A. had on the Vista gas gathering system. The Facility has a maximum commitment of $500 million and, as of December 31, 2013, had a borrowing base of $27 million. Wells Fargo Bank, N.A. acts as administrative agent for Scotia Bank as lender. As of December 31, 2013 and 2012, the Company had no borrowings under the Facility. On each borrowing, the Company has the election to pay interest at a Base rate or Eurodollar LIBOR. The margin on Base rate loans ranges from 0.75% to 1.75%. The margin on Eurodollar LIBOR loans ranges from 1.75% to 2.75%. The Company pays an annual commitment fee ranging from 0.375% to 0.50% of the unused borrowing base. The Facility matures on November 8, 2016.

        The Facility is secured by all of the Company's assets, except for the Vista gas gathering system, and contains certain financial covenants. The covenants include maintenance of a minimum current ratio and a maximum leverage ratio. As of December 31, 2013, the Company was in compliance with all of these financial covenants.

Note 8—Commitments and Contingencies

        The Company leases facilities, equipment, and vehicles under non-cancelable operating leases. Rent expense for the year ended December 31, 2013 and for the period from July 29, 2012 (inception) through December 31, 2012 was $0.3 million and $0.2 million, respectively.

        From time to time, the Company is party to litigation. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

        On February 26, 2014, the Company and Vantage I entered into a long-term contract to obtain drilling services for properties located in Pennsylvania. The contract commences on March 1, 2014 and extends for 477 days. The execution of this agreement terminates an existing contract between the drilling service provider and a third-party company under which the Company and Vantage I had right of use through an assignment agreement. As consideration for executing the new contract and allowing the existing agreement to terminate, the third party paid the Company and Vantage I $2.5 million in the aggregate. The amount received will be used to offset future drilling expenditures associated with the wells drilled under the new contract.

Note 9—Capital Structure

        Summarized below are the classes of interests that have been authorized:

  a)
  Class I Interest Units ("Class I Units") and

  b)
  Class M Management Incentive Units ("Class M Units").

        Effective July 29, 2012, the members approved the Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company.

Class I Units

        Class I Units are issued to members from time to time in exchange for a member's cash contributions when called by the Company pursuant to the terms of the Agreement.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 9—Capital Structure (Continued)

        The Company is authorized to issue as many Class I Units as its Board of Managers approves. Total capital commitments and contributions associated with outstanding Class I Units are as follows:

	December 31,
	2013	2012
	(In Thousands)
Sponsors (commitment—$400,000)	$288,854	$79,790
Founders(1) (commitment—$667)	482	133
Other employees (commitment—$1,345)	971	205

Total (total commitment—$402,012)	$290,307	$80,128

(1)
The Founders of the Company consist of Roger Biemans, Chairman and CEO, and Tom Tyree, President and CFO.

        As of December 31, 2013 and 2012, the Company had undrawn commitments of $111.7 million and $321.9 million, respectively.

        In June 2018, all capital commitments associated with the Class I Units will be reduced to contributions made at that time. In addition, the capital commitment of the Founders is subject to an additional increase of up to $6.0 million in the aggregate depending upon distributions received from Vantage I.

        Decisions of the Company are approved by the majority of the Company's Board of Managers. As of December 31, 2013, the Company's Board of Managers was comprised of eight managers, six appointed by the Institutional Investors, and the two Founders. One of the managers appointed by each Institutional Investor shall be subject to approval by the Founders.

        Distributions of funds associated with the Class I Units follow a prescribed framework, which is outlined in detail in the Agreement. In general, distributions are first made to those members who have made capital contributions in accordance with sharing ratios until such members receive distributions to meet an internal rate of return threshold of 8%. Subsequent distributions are then allocated between the Class I and Class M Units in accordance with the provisions of the Agreement.

        The Class I Units are illiquid, subject to transfer restrictions, and have certain drag-along and tag-along rights as provided for in the Agreement.

        The Company has the right, but not the obligation, to repurchase all of the Class I Units of management members if employment is terminated for any reason. If employment is terminated without cause, the repurchase price of the Class I Units is based on the fair market value of the units, as defined in the Agreement. If employment is terminated for cause, the repurchase price is equal to the lesser of i) the aggregate unreturned capital contributions and ii) the fair market value. However, the Company option to acquire does not apply to the Founders if employment is terminated due to death or disability.

        Upon termination of employment without cause or due to death or disability, the Founders/heirs may put their Class I Units to the Company at fair market value. Upon the occurrence of death or disability, the exercise of this put right is at the discretion of the Founders/heirs, which is an event outside of the Company's control. Under the standard codified within ASC 480, "Accounting for

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 9—Capital Structure (Continued)

Certain Financial Instruments with Characteristics of Both Liabilities and Equity" and Emerging Issues Tax Force ("EITF") Topic D-98, stock subject to redemption requirements outside the control of the Company are required to be classified outside of permanent equity. Accordingly, the Founders' equity is classified outside of members' equity. The occurrence of these events is not deemed probable, and therefore, the Founders equity has been measured at historic cost. The put option cannot be exercised if a Founder voluntarily terminates employment or is terminated for cause.

Class M Management Incentive Units

        The Company has issued management incentive units to certain employees. The management incentive units participate only in distributions in liquidation events, meeting requisite financial thresholds after the sponsors have recovered their investment and special allocation amounts. Management incentive units have no voting rights. Compensation expense for these awards will be recognized when all performance, market, and service conditions are probable of being satisfied (in general, upon a liquidating event). Accordingly, no value was assigned to the interests when issued.

        The Management Incentive Plan, as described in the Agreement, authorizes up to 2,000,000 non-voting Class M Units. Class M Units may be granted with an assigned participation level.

        Class M Units issued to the Founders may not exceed 900,000 and vest 15% on each of the first, second, and third annual grant-date anniversaries and 100% upon consummation of a monetization event. However, if a Founder's employment is terminated without cause or due to death or disability, the Class M Units held will be at least 50% vested.

        The Class M Units issued to all others vest in accordance with individual grant letters, but generally require a service period of between three and five years before vesting in 45% of the Class M Units, with the remaining Class M Units vesting upon a monetization event if employed by the Company for more than one year. All vested Class M Units shall be forfeited for no consideration if employment is terminated for cause. All unvested Class M Units, whether to Founders or management members, shall be forfeited upon termination of employment for any reason.

        The Company has the right, but not the obligation, to repurchase all of the vested Class M Units of management members if employment is terminated for any reason. If employment is terminated without cause, the repurchase price of the Class M Units is based on the fair market value of the units, as defined in the Agreement. However, the Company's option to acquire the Class M Units does not apply to the Founders if employment is terminated due to death or disability.

        Upon termination of employment upon death or disability, the Founders/heirs may put their Class M Units to the Company at fair market value. The put option cannot be exercised if a Founder voluntarily terminates employment or is terminated for cause.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 9—Capital Structure (Continued)

        The following table presents the activity for Class M Units outstanding:

Units
Outstanding—July 29, 2012 (inception)	—
Granted	1,656,500
Forfeited	—

Outstanding—December 31, 2012	1,656,500
Granted	181,000
Forfeited	(20,500)

Outstanding—December 31, 2013	1,817,000

        As of December 31, 2013 and 2012, 204,600 and no Class M Units were vested, respectively.

Note 10—Supplemental Information on Gas Producing Activities (unaudited)

        The following is supplemental information regarding our consolidated gas producing activities. The amounts shown include our net working and royalty interests in all of our gas properties.

(a)    Capitalized Costs Relating to Gas Producing Activities

	December 31,
	2013	2012
	(In Thousands)
Proved properties	$158,222	$10,226
Unproved properties	127,995	46,259

	286,217	56,485
Accumulated depreciation and depletion	(8,408)	—

Net capitalized costs	$277,809	$56,485

(b)    Costs Incurred in Certain Gas Activities

	December 31,
	2013	2012
	(In Thousands)
Acquisitions:
Unproved properties	$195,577	$49,356
Proved properties	114	2
Development costs	39,274	6,668
Exploration costs	48	3

Gas expenditures	235,013	56,029

	235,013	56,029
Asset retirement obligation, net	445	—

	$235,458	$56,029

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 10—Supplemental Information on Gas Producing Activities (unaudited) (Continued)

(c)    Results of Operations for Gas Producing Activities

	December 31,
	2013	2012
	(In Thousands)
Revenues	$25,841	$—
Production costs	6,391	101
Depreciation, depletion and accretion	8,409	—

Results of operations from producing activities	$11,041	$(101)

Amortization rate per Mcfe	$1.19	$—

(d)    Gas Reserve Information

        Proved reserve quantities are based on estimates prepared by the independent petroleum engineering firm Wright & Company in accordance with guidelines established by the Securities and Exchange Commission (the "SEC").

        Reserve definitions comply with definitions of Rules 4-10(a) (1)-(32) of Regulation S-X of the SEC. The reserve quantity information is limited to reserves which had been evaluated as of December 31, 2013 and 2012. Proved developed reserves represent only those reserves expected to be recovered from existing wells and support equipment. Proved undeveloped reserves ("PUD") are expected to be recovered from new wells after substantial development costs are incurred. All of the Company's proved reserves are located in the United States.

        Proved reserves are those quantities of oil, NGL and gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

        There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and the timing of development expenditures. The estimation of our proved reserves employs one or more of the following: production trend extrapolation, analogy, volumetric assessment and material balance analysis. Techniques including review of production and pressure histories, analysis of electric logs and fluid tests, and interpretations of geologic and geophysical data are also involved in this estimation process.

        The following table provides a rollforward of the total proved reserves for the year ended December 31, 2013, and the period from July 29, 2012 (inception) through December 31, 2012, as well

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 10—Supplemental Information on Gas Producing Activities (unaudited) (Continued)

as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

	Natural Gas (Millions of Cubic Feet, MMcf)
	2013	2012
Proved developed and undeveloped reserves:
Beginning of period	64,250	—
Revisions	19,826	—
Extensions and discoveries	77,259	41,828
Acquisitions	145,430	22,422
Production	(7,082)	—

End of year	299,683	64,250

Proved developed reserves:
End of year	36,020	4,236
Proved undeveloped reserves:
End of year	263,663	60,014

        All of the Company's reserves as of December 31, 2012 and 2013 were located in the Appalachian Basin.

        Revisions to proved reserves for the year ended December 31, 2013 were primarily attributable to increases in price; however, the Company did experience an increase due to technical revisions.

        Extensions and discoveries for the period from July 29, 2012 (inception) to December 31, 2012 and during the year ended December 31, 2013 resulted primarily from new proved undeveloped locations added during the year associated with the drilling of new wells.

        Acquisitions for the period from July 29, 2012 (inception) through December 31, 2012 primarily resulted from the unproved oil and gas properties acquired from Vantage I as part of the JDA. Acquisitions during the year ended December 31, 2013 resulted from properties acquired from third parties.

        The following table summarizes the changes in our proved undeveloped reserves during 2013 (in MMcf):

Proved undeveloped reserves at December 31, 2012	60,014
Conversions into proved developed reserves	(6,279)
Extensions and discoveries	77,260
Acquisitions	119,346
Revisions	13,322

Proved undeveloped reserves at December 31, 2013	263,663

        During the year ended December 31, 2013, the Company incurred costs of approximately $4.1 million to convert 6,279 MMcf of proved undeveloped reserves to proved developed reserves.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 10—Supplemental Information on Gas Producing Activities (unaudited) (Continued)

        As of December 31, 2013, the Company had no proved undeveloped reserves that had remained undeveloped for more than five years since initial booking.

Standardized Measure of Discounted Future Net Cash Flows

        The "Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Gas Reserves" ("Standardized Measure") is calculated in accordance with guidance provided by the FASB. The Standardized Measure does not purport, nor should it be interpreted, to present the fair value of a company's proved oil and gas reserves. Fair value would require, among other things, consideration of expected future economic and operating conditions, a discount factor more representative of the time value of money, and risks inherent in reserve estimates.

        Under the Standardized Measure, future cash inflows are based upon the forecasted future production of year-end proved reserves. Future cash inflows are then reduced by estimated future production and development costs to determine net pre-tax cash flow. Tax credits and permanent differences are also considered in the future income tax calculation. Future net cash flow after income taxes is discounted using a 10% annual discount rate to arrive at the Standardized Measure.

        The following summary sets forth our Standardized Measure:

	December 31,
	2013	2012
	(In Thousands)
Future cash inflows	$913,960	$161,425
Future production costs	(87,329)	(17,576)
Future development costs	(201,304)	(55,869)
Future income tax expense(1)	—	—

Future net cash flows	625,327	87,980
10% annual discount for estimated timing of cash flows	(369,291)	(62,848)

Standardized measure of Discounted Future Net Cash Flows	$256,036	$25,132

(1)
Future net cash flows do not include the effects of income taxes on future revenues because Vantage II was a limited liability company not subject to entity-level income taxation as of December 31, 2013 and December 31, 2012. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income was passed through to the Vantage II's members. If Vantage II had been subject to entity-level income taxation, the unaudited pro forma future income tax expense at December 31, 2013 and December 31, 2012 would have been $63,264 and $3,682, respectively, net of the discount. The unaudited Standardized Measure at December 31, 2012 and December 31, 2011 would have been $192,771 and $21,451, respectively.

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 10—Supplemental Information on Gas Producing Activities (unaudited) (Continued)

Changes in the Standardized Measure

        A summary of the changes in the Standardized Measure are contained in the table below:

	December 31,
	2013	2012
	(In Thousands)
Balance at beginning of period	$25,132	$—
Net change in prices and production costs	10,939	—
Net change in future development costs	—	—
Sales, net of production costs	(18,489)	—
Extensions	45,760	16,666
Acquisitions	144,735	8,466
Revisions of previous quantity estimates	16,938	—
Previously estimated development costs incurred	3,873	—
Accretion of discount	2,513	—
Changes in timing and other	24,634	—

Period Balance	$256,035	$25,132

Impact of Pricing

        The estimates of cash flows and reserve quantities shown above are based upon the unweighted average first-day-of-the month prices. If future gas sales are covered by contracts at specified prices, the contract prices would be used. Fluctuations in prices are due to supply and demand and are beyond our control.

        The following average prices were used in determining the Standardized Measure as of:

	December 31,
	2013	2012
Natural gas per Mcf	$3.05	$2.51

        Companies that follow the full cost accounting method are required to make ceiling test calculations. This test ensures that total capitalized costs for oil and gas properties (net of accumulated DD&A and deferred income taxes) do not exceed the sum of the present value discounted at 10% of estimated future net cash flows from proved reserves, the cost of properties not being amortized, the lower of cost or estimated fair value of unproven properties included in the costs being amortized, and all related tax effects. We currently do not have any unproven properties that are being amortized. Application of these rules during periods of relatively low commodity prices, even if of short-term duration, may result in write-downs.

Note 11—Subsequent Events

        On May 8, 2014, the Company entered into a second-lien note payable ("Second Lien") with a face amount of $100 million. The note matures on May, 8 2017. The Company has the election to pay interest at a Base Rate or Eurodollar LIBOR. The margin on Base Rate loans is 7.50%. The margin on Eurodollar LIBOR loans is 8.50% subject to a floor of 1.00%. The Second Lien contains a breakage

VANTAGE ENERGY II, LLC

Notes to Consolidated Financial Statements (Continued)

Note 11—Subsequent Events (Continued)

clause that would require the Company to make the Second Lien lenders whole with regard to lost interest and costs incurred in connection with a prepayment elected at the Company's option within the first year of issuance. The Company paid an origination fee of $2.75 million in connection with the issuance of the Second Lien. The discount will be amortized over the term of the note using the effective interest method.

        In connection with the Second Lien, the Company's borrowing base on its revolving credit facility was reduced to $5 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Vantage Energy Inc.:

        We have audited the accompanying balance sheet of Vantage Energy Inc. (the Company) as of May 7, 2014. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Vantage Energy Inc. as of May 7, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
May 13, 2014

VANTAGE ENERGY INC.

BALANCE SHEET

May 7, 2014

Assets
Current assets:
Receivable from affiliate	$10

Total current assets	10

Total Assets	$10

Liabilities and Shareholder's Equity
Total liabilities	$—
Commitments and Contingencies
Shareholder's equity:
Common stock, $0.01 par value; authorized 1,000 shares; 1,000 shares issued and outstanding	10

Total liabilities and shareholder's equity	$10

The accompanying notes are an integral part of this balance sheet.

VANTAGE ENERGY INC.

Notes to Balance Sheet

Note 1—Nature of Operations

        Vantage Energy Inc. (the "Company") is a Delaware corporation formed on May 7, 2014. The Company was formed to be the parent holding company of two operating companies, Vantage I Energy, LLC ("Vantage I") and Vantage Energy II, LLC ("Vantage II"), in connection with the Company's initial public offering. The Company has no prior operating activities.

        Pursuant to the terms of a corporate reorganization that will be completed simultaneously with the closing of the initial public offering, (i) Vantage I and Vantage II will merge into subsidiaries of newly-formed holding companies, Vantage Energy Investment LLC and Vantage Energy Investment II LLC, that will be owned by the existing members in equal proportions to their current ownership of Vantage I and Vantage II and (ii) the existing members will contribute all of the interests in Vantage I and Vantage II to the Company in exchange for all of our issued and outstanding shares of common stock (prior to the issuance of shares of common stock in the initial public offering).

Note 2—Basis of Presentation and Summary of Significant Accounting Policies

        This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Separate Statements of Operations, Changes in Stockholder's Equity and of Cash Flows have not been presented because the Company has had no business transactions or activities to date, except for the initial capitalization of the Company which funded by an affiliate. In this regard, general and administrative costs associated with the formation and daily management of the Company have determined by the Company to be insignificant.

Estimates

        The preparation of the balance sheet, in accordance with generally accepted principles in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Cash

        Cash and cash equivalents are stated in the balance sheet at nominal value, and consist of all investments that are readily convertible into cash and have maturities of three months or less at the time of acquisition.

Income Taxes

        The Company is a subchapter C corporation and is subject to U.S. federal and state income taxes. Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for the taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more-likely-than-not such net deferred tax assets will not be realized.

VANTAGE ENERGY INC.

Notes to Balance Sheet

Note 3—Shareholder's Equity

        The Company has authorized share capital of 1,000 common shares with $0.01 par value. On May 7, 2014, all 1,000 shares were issued and acquired by Vantage I for consideration of $10 note payable to that affiliate. Each share has one voting right.

Note 4—Subsequent Events

        The balance sheet and these notes to the balance sheet reflect the Company's consideration of the accounting and disclosure implications of the subsequent events through May 13, 2014.

ANNEX A
GLOSSARY OF OIL AND NATURAL GAS TERMS

        The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:

        "Bbl." One stock tank barrel, of 42 U.S. gallons liquid volume, used herein in reference to crude oil, condensate or NGLs.

        "Bcf." One billion cubic feet of natural gas.

        "Bcfe." One billion cubic feet of natural gas equivalent with one barrel of oil, condensate or NGLs converted to six thousand cubic feet of natural gas.

        "Btu." One British thermal unit, the quantity of heat required to raise the temperature of a one-pound mass of water by one degree of Fahrenheit.

        "Basin." A large natural depression on the earth's surface in which sediments generally brought by water accumulate.

        "Completion." The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

        "DD&A." Depreciation, depletion, amortization and accretion.

        "Delineation." The process of placing a number of wells in various parts of a reservoir to determine its boundaries and production characteristics.

        "Developed acreage." The number of acres that are allocated or assignable to productive wells or wells capable of production.

        "Development well." A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

        "Dry hole." A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

        "EUR." Estimated ultimate recovery.

        "Exploratory well." A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

        "Field." An area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

        "Formation." A layer of rock which has distinct characteristics that differs from nearby rock.

        "Gal." Gallon.

        "Gross acres" or "gross wells." The total acres or wells, as the case may be, in which a working interest is owned.

        "Horizontal drilling." A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

        "Identified drilling locations." Total gross (net) resource play locations that we may be able to drill on our existing acreage. Actual drilling activities may change depending on the availability of capital, regulatory approvals, seasonal restrictions, natural gas and oil prices, costs, drilling results and other factors.

        "MBbl." One thousand barrels of crude oil, condensate or NGLs.

        "Mcf." One thousand cubic feet of natural gas.

        "Mcfe." One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.

        "MMBbl." One million barrels of crude oil, condensate or NGLs.

        "MMBtu." One million Btu.

        "MMcf." One million cubic feet of natural gas.

        "MMcfe." One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or NGLs.

        "NGLs." Natural gas liquids. Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

        "NYMEX." The New York Mercantile Exchange.

        "Net acres." The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

        "Productive well." A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

        "Prospect." A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

        "Proved developed reserves." Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

        "Proved reserves." The estimated quantities of oil, natural gas and NGLs which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

        "Proved undeveloped reserves ("PUD")." Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

        "Recompletion." The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

        "Reservoir." A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is separate from other reservoirs.

        "Spacing." The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40-acre spacing, and is often established by regulatory agencies.

        "Standardized measure." Discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the natural gas and oil properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate.

        "Undeveloped acreage." Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

        "Unit." The joining of all or substantially all interests in a reservoir or field, rather than a single tract, to provide for development and operation without regard to separate property interests. Also, the area covered by a unitization agreement.

        "Wellbore." The hole drilled by the bit that is equipped for natural gas production on a completed well. Also called well or borehole.

        "Working interest." The right granted to the lessee of a property to explore for and to produce and own natural gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

                   Shares

Vantage Energy Inc.

Common Stock

Prospectus

             , 2014

Barclays

        Through and including                           , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other expenses of issuance and distribution

        The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee	$	*
FINRA Filing Fee		*
New York Stock Exchange listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

        We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

        We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

        The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.    Recent Sales of Unregistered Securities

        In connection with its formation, on May 7, 2014, Vantage Energy Inc. issued 1,000 shares of its common stock, par value $0.01 per share, to Vantage Energy, LLC in exchange for a promissory note in the amount of $10. The issuance of such shares of common stock did not involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that such issuance was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 16.    Exhibits and financial statement schedules

        See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on                        2014.

By:	Roger J. Biemans Chairman and Chief Executive Officer

        Each person whose signature appears below appoints Roger J. Biemans and Thomas B. Tyree, Jr., and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

Roger J. Biemans	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2014
Thomas B. Tyree, Jr.	President and Chief Financial Officer and Director (Principal Financial Officer and Principal Accounting Officer)	, 2014
S. Wil VanLoh, Jr.	Director	, 2014
E. Bartow Jones	Director	, 2014
Jonathan C. Farber	Director	, 2014

INDEX TO EXHIBITS

Exhibit number	Description
*1.1	Form of Underwriting Agreement
*3.1	Form of Amended and Restated Certificate of Incorporation of Vantage Energy Inc.
*3.2	Form of Amended and Restated Bylaws of Vantage Energy Inc.
*4.1	Form of Stockholders' Agreement by and between Vantage Energy Investment, LLC and Vantage Energy Investment II, LLC.
*5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
*10.1	Credit Agreement, dated as of November 29, 2012, among Vantage Energy II, LLC, as borrower, Wells Fargo Bank, N.A., as administrative agent and the lenders and other parties thereto.
*10.2	First Amendment to Credit Agreement, dated as of December 3, 2013, among Vantage Energy II, LLC, as borrower, Wells Fargo Bank, N.A., as administrative agent and the lenders and other parties thereto.
*10.3
Second Amended and Restated Credit Agreement, dated as of December 20, 2013, among Vantage Energy, LLC, as borrower, Wells Fargo Bank, N.A., as administrative agent and the lenders and other parties thereto.
*10.4
Second Lien Term Loan Credit Agreement, dated as of December 20, 2013, among Vantage Energy, LLC, as borrower, Credit Suisse AG, Cayman Islands Branch, as administrative agent and the lenders party thereto.
*10.5
Second Lien Term Loan Credit Agreement, dated as of May 8, 2014, among Vantage Energy II, LLC, as borrower, Wilmington Trust, National Association, as administrative agent and the lenders party thereto.
*10.6	Form of Registration Rights Agreement.
*10.7	Form of Indemnification Agreement.
*10.8	Form of Contribution Agreement.
*10.9	Form of Amendment to Vantage I Revolving Credit Facility.
*10.10	Form of Voting Agreement.
*†10.11	Form of Vantage Energy Inc. Long-Term Incentive Plan.
*23.1	Consent of KPMG LLP.
*23.2	Consent of Netherland, Sewell and Associates, Inc.
*23.3	Consent of Wright & Company, Inc.
*23.4	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
*24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1	Netherland, Sewell & Associates, Inc. Summary of Reserves at December 31, 2013.
99.2	Wright & Company, Inc. Summary of Reserves at December 31, 2013 (Vantage Energy, LLC).
99.3	Wright & Company, Inc. Summary of Reserves at December 31, 2013 (Vantage Energy II, LLC).

*
To be filed by amendment.

†
Compensatory plan or arrangement.